



Security
Service
Solutions





BRINK'S
BRINK'S





BAX GLOBAL

The Brink's Company is a global leader in business and security services, with three operating units:



> **Brink's, Incorporated:** the world's premier provider of secure transportation and cash management services.



> **Brink's Home Security:** one of the largest and most successful residential alarm companies in North America.



> **BAX Global:** an industry leader in global supply chain management and transportation solutions.

Security. Service. Solutions. ***The Brink's Company Delivers.*** This theme captures the essence of The Brink's Company as a global leader in business and security services. It also emphasizes its number one priority of delivering unsurpassed, premier service and technology-[illegible] solutions for safeguarding people and [illegible]perty — at home, at work or en route — [illegible] the world. Valued customers look [illegible] Brink's, Incorporated, Brink's Home Security [illegible] BAX Global for reliable secure transportation, [illegible] and tracking of cash, other valuables [illegible] goods, and for the peace of [illegible] a monitored security system provides. [illegible] Company truly delivers security, [illegible] and solutions.

[illegible] Brink's Company common stock trades on the [illegible]w York Stock Exchange under the ticker symbol BCO.

THE BRINK'S COMPANY DELIVERS


BRINK'S


BRINKS®


BRINKS
HOME SECURITY®


BAX GLOBAL

Security. Service. Solutions.

Table of Contents

2004 Financial Review:

Financial Highlights

(Operating results for continuing operations, except where noted)

(In millions except per share data)

Operating Results	2004	2003	2002	2001	2000
Revenues					
Brink's, Incorporated	**$ 1,932**	$ 1,689	$ 1,580	$ 1,536	$ 1,463
Brink's Home Security	**346**	311	282	258	238
BAX Global	**2,440**	1,999	1,872	1,790	2,098
Total Revenues	**$ 4,718**	$ 3,999	$ 3,734	$ 3,584	$ 3,799
Operating Profit (Loss)					
Brink's, Incorporated	**$ 144.7**	$ 112.5	$ 96.1	$ 92.0	$ 108.5
Brink's Home Security	**80.8**	71.2	60.9	54.9	54.3
BAX Global[a]	**56.2**	3.0	17.6	(27.6)	(99.6)
Total Business and Security Services[a]	**281.7**	186.7	174.6	119.3	63.2
Former Coal Operations	**(45.9)**	(69.5)	(19.2)	–	–
Gain on Sale of Equity Interest	**-**	10.4	–	–	–
Corporate Expense	**(45.9)**	(27.8)	(23.1)	(21.5)	(20.2)
Total Operating Profit[a]	**$ 189.9**	$ 99.8	$ 132.3	$ 97.8	$ 43.0
Earnings per Share					
Continuing Operations[b]	**$ 1.82**	$ 0.34	$ 1.30	$ 0.73	$ (0.01)
Net Income (loss)[b][c]	**$ 2.20**	$ 0.55	$ 0.48	$ 0.31	$ (5.12)
Weighted Average Shares Outstanding[b]	**55.3**	53.2	52.4	51.4	50.1
Cash Flow from Operating Activities[c]	**$ 280.1**	$ 300.8	$ 241.3	$ 320.1	$ 369.8
Total Assets	**2,678.2**	2,548.6	2,459.9	2,423.2	2,478.7
Long Term Debt, Less Current Maturities	**181.6**	221.5	304.2	257.4	313.6
Shareholders' Equity	**674.0**	495.6	381.2	476.1	475.8

(a) Includes BAX Global-related restructuring charges of $57.5 million in 2000.
(b) Diluted basis.
(c) Includes Discontinued Operations. 2000 net loss includes $1.04 per share charge for the implementation of Staff Accounting Bulletin No. 101.

The financial highlights set forth above should be read only in conjunction with the 2004 Annual Report, including Management's Discussion and Analysis and the consolidated financial statements.



The Brink's Company was able to focus entirely on its strong core in business and security services in 2004, following the divestiture of its remaining natural resources businesses throughout 2003 and early 2004.



Michael T. Dan
Chairman, President and Chief Executive Officer

Our employees' dedication to delivering service excellence combined with the benefit from improving conditions in key markets around the world enabled the Company to post its best operating performance in several years.

For our three businesses – Brink's, Incorporated, Brink's Home Security and BAX Global – the top priority remained providing unsurpassed service while safeguarding people and property. Each of the Company's businesses performed very well, generating solid improvement in revenues, profits and cash flow. These results were also a reflection of enhanced productivity and success in seizing new growth opportunities through deepening customer relationships and providing value-added solutions.

"Solid operating performance resulted in continued strong cash flow, which we used to reinvest in the businesses and further strengthen our financial position to support future growth."

The Brink's Company's revenues increased by 18% to $4.7 billion in 2004, reflecting improved operating performance and the favorable impact of foreign exchange rates. This solid top-line growth led to operating profit of $190 million, nearly double the profit in 2003. In addition to better business performance, we continued to manage downward the liabilities and costs associated with former coal operations. Earnings from continuing operations were strong at $1.82 per diluted share, up sharply from $0.34 per share earned in 2003.

Solid operating performance resulted in continued strong cash flow, which was used to reinvest in the businesses and further strengthen our financial position to support future growth. We reduced net debt levels even while addressing liabilities, including those associated with former coal operations. In 2004, we:

- Reduced net financings by more than $120 million;
- Contributed $50 million to the Voluntary Employees' Beneficiary Association trust (VEBA), the funding vehicle for retiree medical legacy costs of the former coal operations, bringing the year-end market value to more than $170 million; and
- Contributed $11 million to the Company's U.S. pension plan.

Brink's, Incorporated

Brink's, Incorporated is recognized as the leader in secure valuables transportation and logistics solutions worldwide with an unmatched global footprint that encompasses more than 50 countries on six continents. Throughout 2004, Brink's enhanced its operating performance in key geographic areas while expanding its service offerings and presence in several markets around the world. Since the beginning of 2004, Brink's has built on its strong foundation in Europe with acquisitions in Greece and Ireland. In early 2005, Brink's acquired security operations in the U.K. and Luxembourg. These initiatives stand to bolster Brink's position in its traditional cash and valuables transportation and processing operations, as well as high-end guarding services in Europe.

Brink's revenues increased to $1.9 billion in 2004, up 14% from the prior year. Operating profit grew 29% to $145 million, with an improved margin of 7.5%. Most of the growth came from international operations which reaped the benefits from improving economies and operating enhancements as well as from the weaker U.S. dollar. In particular, South America experienced economic stability, led by Venezuela. Performance in Europe was stronger, reflecting improved results in France, overall better market conditions and acquisitions.

Brink's success is linked to anticipating and meeting the growing, changing needs of our diverse customer base. In the early 1990s, our customers were primarily banking and financial institutions. With the introduction of value-added CompuSafe® and Cash Logistics services and a stronger emphasis on developing relationships with customers to ensure that we meet their needs, a greater proportion of Brink's business now comes from retail firms. Cash Logistics services, which provide comprehensive cash management, grew again in 2004 to more than 10% of Brink's revenues as financial institutions and retailers continued to outsource cash transportation, processing and secure storage.

At Brink's, our first priority is to protect our people. We work diligently to ensure that our employees return safely to their families every night. Tragically, we lost seven of our valued Brink's associates due to attacks in the line of duty during 2004.

Brink's Home Security

In 2004, Brink's Home Security strengthened its solid market position as the second largest residential monitored alarm company in North America, ending the year with a customer base of more than 920,000 subscribers. The strong and consistent growth of this business since its inception in 1983 has been driven by solid execution of its business model, which emphasizes outstanding service every step of the way. This devotion to great customer care has not gone unnoticed. Brink's Home Security was recognized in 2004 for call center customer satisfaction excellence under the J. D. Power and Associates Certified Call Center Program℠.

Brink's Home Security posted another excellent year, growing its residential subscriber base by more than 10% and again improving its customer retention by achieving a disconnect rate of just 6.6%. On the financial side, the company also had a year of outstanding performance, increasing its revenues by 11% to $346 million and earning record operating profit of $81 million.

In 2004, Brink's Home Security continued to build its channels for reaching potential new home security customers through major national home builders and inspection companies, as well as by utilizing a network of more than 100 high-quality dealers in selected markets. We also increased organizational attention on the attractive small business and commercial markets, formalizing our internal strategy and building resources to more aggressively pursue opportunities in this area.

BAX Global

BAX Global continued to build upon its position as a leading global supply chain management and logistics solutions provider. At the same time, higher levels of commerce worldwide and continued strength in Asian markets produced greater need for BAX Global's full range of freight transportation and logistics services, leading to significantly improved profitability.

The effect of a strengthening economy was particularly evident in the U.S., as the shipping environment improved markedly throughout the year and raised demand for expedited delivery products. BAX Global was able to leverage its integrated air and ground system to take advantage of these better market conditions. A telling sign of the market's rebound was the strong growth in BAX Global's Freight Forwarder Network, which provides wholesale guaranteed airport-to-airport transportation. At the end of 2004, the first full year of operation for the network, the number of freight forwarders regularly using the service had more than doubled to over one hundred.

Already a leader in the Asia-Pacific market, BAX Global expanded its operations in China in 2004, forming new subsidiaries in the major manufacturing centers of Guangzhou and Shanghai to serve major global customers. The world's attention has recently been focused on the parts of Asia-Pacific devastated by the massive tsunami that struck in late 2004. While BAX Global's operations were not directly impacted, it was proud to be part of the world's outpouring of support for the victims. Some of BAX Global's stations in the region helped support relief efforts, and BAX Global's subsidiary, Air Transport International, flew needed supplies to hard-hit areas.

In Europe, BAX Global's logistics and supply chain management business continued to grow. To meet the increasing needs of customers in a region experiencing the early stages of an economic recovery, the company added several dedicated logistics facilities in 2004.

Better economic conditions and the dedication of 12,000 BAX Global employees combined to produce a positive year financially. Revenues grew by more than 20% to $2.4 billion in 2004 and operating profit was $56 million, up dramatically from

$3 million in 2003. Building upon the increase in shipping volumes and the growing market for third-party logistics providers, BAX Global is focused on further reducing the asset intensity of the operations and producing higher profit levels that bring the business closer to the goal of earning a better return for our shareholders.

The Brink's Company made important strides in 2004 to further grow profitability and improve its performance and financial strength, while holding fast to a long-standing commitment to the highest standards of ethical conduct, corporate governance and transparency.

To sustain our growth and market leadership, we will continue to invest in our businesses. We expect our capital outlays in 2005 to increase about 30%, with a significant portion of this investment going to support the acquisition and servicing of additional subscribers at Brink's Home Security and information technology enhancements at Brink's, Incorporated and BAX Global.

The Brink's Company is poised for additional growth, improved operating results and greater financial strength. Our businesses are sustained by strong brands, disciplined execution of sound strategies, service excellence and an increasing focus on technology-enabled solutions.

I am grateful to our Board of Directors, our management team and the 54,000 quality-minded employees worldwide for their hard work and commitment to furthering The Brink's Company's position as a recognized global leader in security, service and solutions.

Sincerely,



Michael T. Dan
Chairman, President and Chief Executive Officer
The Brink's Company
March 14, 2005

The Brink's Company Net Financings*
($ millions)


$427
$323
$329
$223
$100
00
01
02
03
04

** Debt (including short-term and long-term borrowings), plus amount sold under receivables securitization facility, less cash and cash equivalents. See Capitalization in Management's Discussion and Analysis.*

Strong cash flow from operations combined with proceeds from asset sales have been used to improve the Company's financial position. Net financings have decreased significantly since 2000.

The Brink's Company, based in Richmond, Virginia, is a Fortune 500® global business and security services company with 2004 revenues of $4.7 billion, 54,000 employees worldwide and operations in over 130 countries.


BRINKS

Brink's, Incorporated is a leading provider of armored car transportation, ATM servicing, currency and coin processing and other value-added services to banks, retailers and other commercial and governmental agencies across the world.


BRINKS
HOME SECURITY

Brink's Home Security is the second-largest provider of monitored security services for residential and commercial properties in North America and a recognized leader in service quality.


BAX GLOBAL

BAX Global is one of the world's leading supply chain management and transportation solutions companies offering multi-modal logistics management for business- to-business shippers.

Three Businesses, One Approach

The Brink's Company operates three leading business and security services businesses, each in a different market segment. Yet the Company uses a common approach in managing its businesses that focuses on quality service, strong brands, risk management and a patient and disciplined approach to the marketplace. This approach allows Brink's, Incorporated, Brink's Home Security and BAX Global to strive to be the premium providers of services and solutions, while producing solid financial results and creating long-term value for shareholders.

The business mix for the Company in 2004 reflected balanced contributions from each line of business. About half of 2004 revenues came from business services (BAX Global) and half from security services (the two Brink's businesses). Importantly, BAX Global's improved performance allowed it to generate about 20% of total operating profit for the year, up from just 2% of operating profit in 2003. Meanwhile, Brink's, Incorporated accounted for over half of total operating profit in 2004. Reflecting its best-in-class operations, Brink's Home Security produced more than one-fourth of total operating profit, despite contributing the smallest percentage of revenue.

The Brink's Company 2004 Revenue by Business Segment


7%
52%
41%
Brink's Home Security
Brink's, Incorporated
BAX Global

The Brink's Company 2004 Operating Profit by Business Segment
(Business and Security Services)


29%
20%
51%
Brink's Home Security
Brink's, Incorporated
BAX Global




THIS SAFE
BRINKS
CONTROLLED
B



Brink's, Incorporated. The Brink's name is well known around the world. It proudly stands for trust, integrity, security, efficiency and world-class service.


Brink's, Incorporated
Revenues
($ millions)
$1,463
$1,536
$1,580
$1,689
$1,932
00
01
02
03
04
North America
International

From its beginning as a cartage business on the streets of Chicago more than 145 years ago, Brink's has grown to become a global leader in secure valuables transportation and logistics solutions around the world.

With more than 650 facilities, 7,800 vehicles and a dedicated staff of 39,000 employees operating in North America, South America, Europe and Asia-Pacific, Brink's offers unparalleled global reach. But the "Brink's Difference" goes beyond scope and size; what distinguishes Brink's, Incorporated from others in the industry is its security expertise, tradition of innovation, leading technology and financial strength.

More Than Armored Cars

The historical core of the Brink's business is moving cash and other valuables in an armored vehicle, a service that requires careful management of risk. It can only be consistently performed well by highly trained, quality employees – like those who proudly wear the Brink's uniform. Our training and hiring practices are second to none, and the well-earned reputation for excellent service is the main reason businesses turn to Brink's when risk management is critical.

While Brink's is best-known for its armored trucks, they are but one dimension to the company's business. Brink's operates across a broad spectrum of secure logistics that goes beyond pick up and delivery and includes creating powerful, cost-effective solutions to today's increasingly complex security and information challenges. Brink's reputation for safety and security, and a commitment


Brink's, Incorporated
Operating Profits
($ millions)
$109
$92
$96
$113
$145
00
01
02
03
04
North America
International

Brink's proprietary CompuSafe® service is an advanced closed-loop cash management system for convenience stores, restaurants and other cash-intensive operations. It incorporates currency recognition technology, secure storage and an electronic interface for integration with back-office systems and point-of-sale units.

Brink's employs the latest technology in providing premier cash handling services, such as this automated data gathering device used to track bar-coded information on sealed bags of currency.



to innovation, was the foundation for Brink's expansion into ATM services, Global Services, coin processing, CompuSafe® services and, more recently, Cash Logistics. Brink's continues to develop high-tech and web-based solutions such as virtual vault, digital check imaging and the Brink's iCash™ suite of information tools.

Brink's today is a leader in providing comprehensive ATM services to banks and other ATM operators. These services include cash replenishment, advanced cash monitoring and forecasting capabilities, deposit pick up and processing. Brink's also provides web information tools through its ATM Management System that delivers timely and convenient consolidated electronic reports for simplified reconciliation.

Brink's Global Services is the world's leading provider of global risk management and secure logistics for valuables, including diamonds, jewelry, precious metals, securities, currency, high-tech devices, electronics and pharmaceuticals. Brink's offers an integrated security process featuring pick up, secure transportation and storage, and inventory management.

The coin handling process was revolutionized by Brink's with its development and manufacture of patented high-speed sorting and wrapping machines that have the highest throughput speed of any coin sorting and counting equipment in the industry. It is not surprising that today Brink's is the world's leading provider of coin wrapping and processing services for retailers, highway authorities and operators of retail coin counting machines.

CompuSafe® service is an advanced and powerful cash management solution designed for cash-intensive operations including convenience stores, restaurants, retail chains, sports and entertainment venues and hospitals. CompuSafe® service is a proprietary, closed-loop system that incorporates paper currency recognition technology to read and validate bills, secure cassettes for note storage, software for managing sales reconciliation and an electronic interface to integrate with back-office systems and point-of-sale units. With about 4,600 units in service today, Brink's continues to expand this value-added solution to a wide range of large and small enterprises.

In 2001, Brink's launched its Cash Logistics business to provide fully integrated management of the entire cycle of cash from point-of-sale through deposit at the bank. The process includes cashier balancing and reporting, deposit processing and consolidation, and electronic information exchange. Cash Logistics enables financial institutions and retailers to outsource non-core activities, allowing them to focus instead on sales and service to their customers.

Introducing the Next Generation of Services

Building on its tradition of innovation and advanced technology, Brink's continues to develop and introduce the latest value-added service enhancements. With the enactment of the Check Clearing for the 21st Century Act (Check 21) in late 2004, legal stature was given to electronic images of paper checks, enabling a faster clearing process. The Brink's solution provides digital check image capture and electronic presentation throughout its branch network. Combining check imaging with its Cash Logistics services and secure transportation, Brink's is able to offer banks a means to expand into new markets without bricks and mortar investment. Called virtual vault, this service is an integrated check and cash processing solution enabling commercial deposit processing virtually anywhere in the United States. The latest innovation is Brink's iCash™, a sophisticated cash vault processing system based on central database technology. It provides financial institutions and retailers with tools to track and manage cash inventories, deposits and change orders online.

Brink's continues to explore opportunities to leverage the company's trusted name in security. Brink's Document Destruction®, a comprehensive security solution for the disposal of confidential wastepaper, is offered in selected cities including New York, Chicago and Boston. This on-site service uses a fleet of trucks equipped with the most advanced paper shredding system available today.

Investing in Growth

In 2004, Brink's expanded in selected markets around the world. Brink's acquired a security operation in Greece in which it had been a stakeholder. This business, which includes manned guarding services, benefited in 2004 from the additional security requirements associated with the summer Olympic Games in Athens. In early 2005, Brink's completed the acquisition of the remainder of an existing operation in Ireland and purchased security service operations that expand its presence in the United Kingdom and Luxembourg.

In 2004, Brink's invested more than $75 million to support growth and in particular to strengthen the company's technology base and to keep pace with the service demands of our customers. We expect to support the growth of Brink's with increased capital investment in 2005, emphasizing the development of sophisticated information systems that provide customers with greater visibility across the valuables logistics chain.

The Brink's mission is clear: to be the world's leading risk manager for cash logistics and high-value markets, offering integrated services driven by forward thinking, advanced technology and the dedication of quality-minded employees.


BRINKS

Brink's Global Services is the leading provider of risk management and secure logistics for diamonds, jewelry, precious metals and other valuables.


BRINKS
Steve
PROTECTED BY
BRINKS
HOME SECURITY
BRINKS
HOME SECURITY

Brink's Home Security. In a little more than twenty years, Brink's Home Security has grown steadily to become the second largest residential alarm company in North America.

Brink's Home Security Revenues
($ millions)


$238
$258
$282
$311
$346
00
01
02
03
04

Building upon the heritage of the Brink's brand – a name synonymous with safety and security – and deploying highly effective mass marketing, Brink's Home Security has developed a base of more than 920,000 subscribers across the United States and Western Canada. In 2004, the company grew its customer base by more than 87,000, a net growth rate of over 10%. Brink's Home Security has attracted and maintained a quality subscriber base by targeting customers with solid credit histories who value the high quality service the company provides.

The key to Brink's Home Security's strong growth has been a commitment to outstanding service, from sales and installation through monitoring and customer care. Called "Creating Customers for Life," this commitment permeates every element of customer interaction, enabling the company to achieve industry leading customer retention rates and consistently strong financial results.

Brink's Home Security Operating Profits
($ millions)


$54
$55
$61
$71
$81
00
01
02
03
04

Outstanding Service, Right from the Start

At Brink's Home Security service begins at the very first contact with a potential customer and continues throughout each step of the process. The company's 3,000 dedicated employees – from sales consultants and skilled technicians to monitoring and customer care representatives – are totally focused on ensuring customer satisfaction and building loyalty.

Through its branches and dealer network, Brink's Home Security provides quality alarm installation and service in more than 250 metropolitan areas in North America.

Brink's Home Security provides monitored alarm services for a growing number of small business and commercial customers, such as convenience stores, restaurants and other retail establishments as well as small office/warehouse environments.



Getting the relationship off to a solid start requires the design and installation of a quality security system followed by effective customer orientation. Brink's Home Security's consistent adherence to strict guidelines for installation and false alarm reduction, as well as standards of quality for customer service, has made it the only national security company to earn the Installation Quality (IQ) Certification. This prestigious designation is awarded by the Installation Certification Board, an organization of police, fire, insurance, security and state regulatory professionals. Brink's Home Security works to increase satisfaction among new residential and small business customers by providing a hands-on tutorial at the time of installation, a handy orientation video for future reference and online self-service capabilities.

Brink's Home Security responds quickly and professionally to alarms and customer calls from its Customer Monitoring Center in Irving, Texas. This state-of-the-art facility is home to both highly trained monitoring representatives and customer care specialists. Together, they provide "peace of mind, 24 hours a day" through their dedication to rapid response and quality service around the clock.

The Brink's Home Security team is supported by robust information systems and online tools to efficiently handle a variety of inquiries. For example, the MyCustomer system allows representatives to quickly reference important information such as account details, equipment features and diagnostic tools to efficiently respond to customer inquiries. MyBrinks.com, a convenient and easy to use web site for customers, offers online bill payment, account management and answers to commonly asked questions. This customer service option combined with a telephone-based voice response system became increasingly popular with Brink's Home Security subscribers in 2004 with more than 25% of inquiries being handled through these convenient self-service options.

In 2004, Brink's Home Security was recognized for customer satisfaction excellence under the J. D. Power and Associates Certified Call Center Program℠. This distinction acknowledged the company's strong commitment to providing an outstanding customer service experience and followed a detailed audit of recruiting, training, quality assurance and other key aspects of service.

Expanding to Serve a Growing Market

Low interest rates and a strengthening U.S. economy are driving robust real estate and single-family home construction markets while stimulating small business growth as well. At the same time, market penetration of residential alarm systems in existing homes remains relatively low at less than 30%. Brink's Home Security continues its significant investment in new subscriber acquisition, technology and security solutions to serve these growing markets.

In 2004, Brink's Home Security committed nearly $120 million in capital to its business with more than 90% of the capital outlays supporting new customer installations. Investments were also made in information technology and training that support Brink's Home Security's best-in-class service capabilities. To accommodate anticipated growth and further strengthen its service and back-up capabilities, the company is planning to construct a second monitoring and customer care facility outside of Texas in 2005.

Historically, Brink's Home Security established its position as a leading monitored alarm company by building its subscriber base organically through its own branches primarily by retrofitting existing single-family homes. Today, growth is also coming from the providing of security solutions through other channels and in additional markets.

Home Technologies offers home builders a bundled home security and low-voltage wiring solution. The company continues to work closely with a majority of the nation's top home builders in an expanding number of markets to install wiring and cabling that interconnects telephones, televisions, computers, sound systems and home theaters – in addition to security systems.

Brink's Home Security has also increased its very successful dealer network, which is used to expand the company's geographic reach and leverage its national marketing programs. For several years, qualified dealers have been utilized in markets where the company does not have a branch office. Today, there are more than 100 highly trained dealers in 120 markets across North America that accounted for more than 15% of installations for Brink's Home Security in 2004.

An important initiative in 2005 will be the continued expansion of the company's presence in the small business and commercial market segments, led by a dedicated Brink's Business Security team.

Brink's Home Security Total Subscribers
(thousands)


675
714
767
834
921
00
01
02
03
04

Brink's Home Security Subscriber Disconnect Rate
(Percent)


7.6
7.6
7.1
6.9
6.6
00
01
02
03
04


BAX
GLOBAL
SAMSUNG
上海三星半导体有限公司
60-20-J1

BAX Global. From Shanghai to Seattle and São Paolo to Sarajevo, BAX Global's logistics and supply chain solutions for today's international marketplace are essential for the giants in industry — and are just as important for smaller growing companies who need more than freight transportation.

The business model diversification that BAX Global began several years ago has broadened it from a traditional asset-based freight company to a leading global supply chain management and multi-modal transportation firm, offering logistics solutions for business-to-business shippers. Today BAX is a $2.4 billion global enterprise with an integrated network supported by nearly 500 offices in 133 countries.

Building on Strong Presence in Asia-Pacific

BAX Global has a leading presence as a provider of third-party logistics (3PL) services in the fast-growing Asia-Pacific market, an international hub for manufacturing.

A key to BAX Global's success is developing tailored solutions that help companies run their businesses better. In 2004, BAX Global was selected as the sole 3PL provider to support the major business expansion of the semi-conductor division of Samsung Electronics Co., Ltd., a core division of the Samsung Corporation. The appointment of BAX to provide logistics and transportation services is the result of a global streamlining program at Samsung dubbed the "1C1B" – One Contact One Bill program. Under this exclusive new

Critical to BAX Global's selection to manage Samsung Electronics' complex logistics requirements was the ability to meet and exceed stringent requirements for security, warehousing, logistics infrastructure and IT capabilities.

BAX Global Revenues
($ millions)


$2,098
$1,790
$1,872
$1,999
$2,440
00
01
02
03
04

BAX Global 2004 Revenue Mix


International Freight Forwarding
Ocean Import/Export
North American Air Freight
Supply Chain Management
Other
55%
9%
10%
4%

BAX Global offers complete ocean freight logistics around the world. Through its Cargo Management Service that provides global ocean freight tracking and reporting capabilities, BAX makes transfers through complex ports such as Shanghai easier to trace.


BAX


BAX Global
Operating Profits
($ millions)
($100)*
($28)
$18
$3
$56
00
01
02
03
04
* Includes restructuring charges of $57 million

contract handled by BAX's network of Asia-Pacific offices, Samsung consolidated business previously handled by nine 3PLs in North Asia and two major 3PLs in Southeast Asia.

International revenues for BAX Global grew by 24% in 2004, due to even stronger growth in Asia-Pacific. All major markets in the region, particularly Hong Kong as the strategic gateway to China, contributed to the excellent growth and BAX Global continued to expand in line with increasing market demand. New subsidiaries were formed in Guangzhou and Shanghai, two important manufacturing centers. In addition, BAX became the first major logistics company to set up a warehousing business in a new category called a "type B bonded logistics center."

Leveraging BAX Global's Integrated North American Network

About 48% of BAX Global's business is derived from the Americas, predominantly the U.S. In 2004, an improving U.S. economy led to increased shipping volumes, higher export activity and major new business wins, helping the region to profitability.

In the U.S., BAX Global's wholesale airport-to-airport service started in mid-2003 – BAX Forwarder Network – filled a niche and grew rapidly. Within North America, BAXSaver®, a time-definite alternative for less than truckload service, generated its highest revenue to date. Building on its reputation for service, BAX enhanced its central customer support with dedicated experts to manage multinational customers. A new centralized sales organization was established, handling direct sales to smaller shippers, efficiently expanding BAX's market reach.

Driving Solutions with Technology

Increasingly, customers look to BAX to handle not only the movement and management of goods, but also to facilitate the process with technology-enabled tools that make administration, from scheduling to tracking, easier and more efficient.

To facilitate imports and exports, BAX enhanced its integrated ocean capabilities by adding a web-based Cargo Management Service and expanding real-time tracking of ocean shipments Intra-Asia and from Asia to North America. This service enables BAX customers to manage the complexities and demands of sourcing from Asia-Pacific suppliers.

Customer usage of secure web-based applications increased, particularly in shipment tracking. BAXTRAX[SM] grew to 2.9 million web tracking transactions, which reduced costs for customer service calls. BAX continued to enhance and add tools in 2004 to its MyBAX extranet, expanding ocean tracking capabilities and offering online customs brokerage visibility for U.S. importers. Functionality was added for Forwarder Network customers too, including tools for booking, shipment tracking and reporting.

Managing for Growth in Europe

Already a major player in the European market, BAX added two logistics facilities in 2004 and has additional fulfillment centers planned for 2005 to support growth in supply chain management in the region.

BAX was awarded a multi-year worldwide transportation and logistics management services contract from Raytheon Aircraft Company for its manufacturing-related ocean inbound and outbound cargo. Specialized ocean containers are used for shipping Raytheon's aircraft fuselage and wings from the United Kingdom to Kansas. Additionally, BAX is coordinating Raytheon's inbound air transportation of parts and products to support manufacturing and parts replenishment for aircraft maintenance.

Growth Opportunities in an Expanding Market

In the next five years the logistics industry is projected to grow at a rate of 15-20% per year, according to a JP Morgan survey.* In a marketplace without dominant leaders, BAX Global plans to create an advantage by focusing on business enterprise logistics solutions in a repeatable model. It plans to provide mid-size companies the same tools as those developed for multinational customers, all backed by BAX Global's outstanding service levels. In 2005 BAX Global is positioned to further grow in the rapidly expanding Asian marketplace and to seize opportunities in the improving U.S. and European economies.

**JP Morgan Transportation Outsourcing Survey – December 27, 2004, page 9*


ATI
AIR TRANSPORT INTERNATIONAL L.L.C.

Air Transport International L.L.C.

Air Transport International L.L.C. (ATI), a U.S. airline headquartered in Little Rock, Arkansas, is licensed by the U.S. Federal Aviation Administration and the U.S. Department of Transportation to conduct worldwide cargo and passenger operations.

ATI offers a full range of contract and charter services to air cargo forwarders and brokers, other airlines, major corporations, government and military agencies and other customers with special requirements. ATI's fleet of re-engined DC8 - 70 freighters provides a significant portion of scheduled lift for BAX Global's U.S. network. ATI also operates a fleet of DC8 "Combi" aircraft, which carry 32 passengers in addition to cargo.

ATI's operations include diverse activities such as movement of thoroughbred racehorses and rare animals, transportation of music and stage shows and scheduled flights under contract to the U.S. Government. In early 2005, ATI flew relief supplies to Malaysia, Sri Lanka and Myanmar for victims of the tsunami.

ATI manages its worldwide activities 24 hours a day, 365 days a year with a team of 575 employees dedicated to safety, service, efficiency and value.


COMMON STOCK
THE BRINK'S COMPANY
INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF VIRGINIA
COMMON STOCK
THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ OR NEW YORK CITY, NY
NUMBER
BC
SEE REVERSE FOR CERTAIN
BRINK'S
The Brink's Company

Celebrating 75 Years on The New York Stock Exchange

The Brink's Company was listed on The New York Stock Exchange in 1930, and in 2005, the Company marked 75 years as a public corporation, a notable achievement in today's challenging business world.

During that time, the Company and its operations have undergone many changes. What began as a coal company in the 1830s has diversified and grown into a Fortune 500® global leader in business and security services. The ability to not only survive but thrive is a testament to the vision and hard work of the thousands of men and women who have been a part of The Brink's Company's success. We celebrate their contributions and the strong foundation they laid for future growth and prosperity.


SEC MAIL PROCESSING SECTION
RECEIVED
APR 04 2005
WASH. D.C.

Security Service Solutions

THE BRINK'S COMPANY DELIVERS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OPERATIONS

The Brink's Company

Executive Overview

The Brink's Company (along with its subsidiaries, the "Company") has three operating segments within its "Business and Security Services" businesses:

- **Brink's, Incorporated ("Brink's")** — Brink's offers services globally including armored car transportation, automated teller machine ("ATM") replenishment and servicing, currency and deposit processing including its "Cash Logistics" operations, coin sorting and wrapping, arranging the secure air transportation of valuables ("Global Services") and the deploying and servicing of safes and safe control devices, including its patented CompuSafe® service.

- **Brink's Home Security, Inc. ("BHS")** — BHS offers monitored security services in North America primarily for owner-occupied, single-family residences. To a lesser extent, BHS offers security services for commercial and multi-family properties. BHS typically installs and owns the on-site security systems, and charges fees to monitor and service the systems.

- **BAX Global Inc. ("BAX Global")** — BAX Global provides freight transportation and supply chain management services on a global basis, specializing in the heavy freight market for business-to-business shipping.

Management's approach to its three businesses is similar, with a focus on service, its brands, risk management and a patient and disciplined approach to its markets. Each business strives to be a premium provider of services in the markets that it serves. The Company's marketing and sales efforts are enhanced by its brands so it seeks to protect their value. Since the Company's services focus on the handling, transportation, and protection of valuables, its employees strive to understand and manage risk. Overlaying all of this is an understanding that the Company's employees must be disciplined and patient enough to charge fair prices which reflect the value provided, the risk assumed and the need for an adequate return for the Company's investors.

The business environments in which the Company's business units operate around the world are constantly changing. Management must continually adapt to changes in the competitive landscapes, economies in different parts of the world and even the individual customer's level of business. To be successful, management must be able to balance requirements of local laws and regulations, risk, and the effect of changing demand on the utilization of its resources. As a result, the Company operates largely on a decentralized basis so local management can adjust operations to its unique circumstances.

For the same reasons that the Company operates on a decentralized basis, short term forecasts of performance are difficult to make with precision. As a result, the Company does not provide detailed forecasts of earnings.

The Company measures its financial performance on a long-term basis. The key financial factors on which it focuses are:

- Growth in revenues and earnings
- Generation of cash flow
- Building of value through solid returns on capital

These and similar measures are critical components of incentive compensation programs and performance evaluations.

The Company also has significant liabilities associated with its former coal operations. Since these liabilities are expected to generate ongoing expense and require significant cash outflows, the Company considers liability management and funding to be an important activity along with the management of its three businesses.

Information about the Company's liabilities and assets related to its former coal business is contained in a number of sections of this report, including:

- Retained Liabilities and Assets of Former Natural Resource Operations
- Application of Critical Accounting Policies

Disclosures in the first section show five-year projections for estimated ongoing payments and expense associated with the retained obligations of its former coal business and reconcile a Company-defined measure of its retained obligations, "Legacy Value," to corresponding measures under U.S. generally accepted accounting principles ("GAAP"). The second section discusses critical estimates used and provides a sensitivity analysis for these estimates.

RESULTS OF OPERATIONS

Overview of Results

		Years Ended December 31,		% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Income (loss) from:					
Continuing operations	$ **100.6**	18.2	69.4	**200+**	(74)
Discontinued operations	**20.9**	11.2	(43.3)	**87**	NM
Net income	$ **121.5**	29.4	26.1	**200+**	13

The income (loss) items in the above table are reported after tax.

Continuing Operations

2004

Income from continuing operations in 2004 was higher than in 2003 primarily due to a $90.1 million increase in operating profit as a result of improvements in each of the business segments. In addition, $23.6 million of lower expenses related to former coal operations, and the return to a more normal effective tax rate in 2004 contributed to the improved results. The 2003 tax rate was higher due primarily to the recording of valuation allowances related to deferred tax assets for certain state and foreign tax jurisdictions.

Partially offsetting the effect of improved performance in each of the businesses was an $18.1 million increase in corporate expenses primarily due to costs related to the internal controls documentation and testing work mandated by section 404 of the Sarbanes-Oxley Act of 2002. Costs related to incentive compensation were also higher in 2004 than in 2003. In addition, 2003 included a one-time $10.4 million pretax gain on the sale of an equity interest in a natural resource business.

2003

Income from continuing operations in 2003 was lower than 2002 primarily due to the inclusion within continuing operations of $50.3 million of higher expenses related to former coal operations in 2003 (recorded in discontinued operations through 2002) and a higher effective tax rate in 2003 as noted above. In addition, BAX Global's operating profit declined by $14.6 million from 2002 to 2003.

Business Segments

Brink's and BHS reported improved operating profit in both 2004 and 2003 over prior-year periods. Although profitable in each of the last three years, BAX Global's operating profit has been more volatile and more affected by economic cycles as compared to operating profits at Brink's and BHS.

Brink's. Revenues and operating profit in both 2004 and 2003 improved from the prior-year periods on higher international earnings as a result of improving economies and higher volumes. The effects of the weaker U.S. dollar also benefited revenues and earnings. Staff reductions in various European countries in late 2002 and the first half of 2003 improved profitability in the last half of 2003 and in 2004. Staffing levels prior to this were higher due to special euro currency processing and transportation work performed in 2001 and early 2002. Operating profit in South America was also stronger in 2004 and 2003 compared to the weak 2002 which resulted from economic and political turmoil in several South American countries and some industry consolidation that occurred in 2004.

BHS. Strong growth in operating profit in 2004 (13%) and 2003 (17%) resulted primarily from the subscriber growth over the last two years and improving efficiency. The average number of subscribers increased 10% in 2004 over 2003 and 8% in 2003 over 2002.

BAX Global. Operating profit in 2004 was much higher than in 2003 as a result of much stronger volume through BAX Global's Intra-American transportation network. Operating profit in 2003 was below 2002 primarily as a result of lower shipments through the Intra-America transportation network due to soft demand for air freight services in 2002 and in the first nine months of 2003 as a result of slow economic growth.

Former Natural Resource Operations

Expenses related to former coal operations were $23.6 million lower in 2004 compared to 2003 due to the recording of a benefit from enactment of the Medicare reform bill in December 2003, the benefit from the recording of projected investment income from the Company's Voluntary Employees' Beneficiary Association ("VEBA") trust after the assignment of the VEBA to pay certain retiree medical benefit obligations, and a reduction in coal-related administration and other expenses.

With the exit from the coal business in late 2002, the Company in 2004 and 2003 reported coal-related expenses within continuing operations. Coal-related expenses include expenses for employee benefits, administration and other charges related to retained liabilities. These types of costs were recorded within discontinued operations in 2002. These costs will continue to affect results of continuing operations in the future.

In 2002, the Company recorded a $19.2 million pretax charge within continuing operations related to impairment and other charges associated with coal properties which were shut down and prepared for sale. Most of these properties were sold in 2003.

In 2003, the Company recorded a $10.4 million pretax gain on the sale of shares that it held in an Australian gold and nickel exploration and mining company.

Income Taxes

The Company's effective tax rate was 38% in 2004, 75% in 2003 and 37% in 2002. The effective tax rate varied from statutory rates in these periods primarily due to changes in valuation allowances for deferred tax assets. The Company assesses its ability to realize deferred tax assets for subsidiaries which have a recent history of losses. If the Company concludes that the probability of realizing tax assets for a particular tax jurisdiction does not meet the more-likely-than-not threshold, a valuation allowance is recorded as tax expense. Once an operation is identified for valuation allowances, valuation allowances will continue to be recorded on subsequent year's tax losses unless the operation returns to sustainable profitability. Valuation allowance adjustments of approximately $10 million were recorded in 2004, primarily related to certain European operations. Valuation allowance adjustments, net, of $28 million were recorded in 2003 for deferred tax assets primarily related to two international operations and certain states.

There could be further valuation allowances required in the future. On the other hand, if operations in affected jurisdictions return to profitability, the Company may reverse all or a portion of the valuation allowances in future years.

The effective tax rate in future periods will not include the potential benefit of any losses for entities that have a valuation allowance unless the Company concludes it is more likely than not these benefits will be realized. The Company currently estimates its effective tax rate for 2005 will approximate 40%. The actual tax rate could be materially different from the Company's estimate.

Discontinued Operations

The Company sold or otherwise disposed of its natural resource businesses in the last several years, the biggest being its former coal operations. The Company recognized a significant loss on the sale of its coal business, although most of the loss was recognized in 2000, a period not presented in this report. In addition to the loss on sale, the Company has accrued significant liabilities related to benefits for former coal employees. Revisions to estimated amounts related to some of these liabilities, including those related to obligations under the Coal Industry Retiree Health Benefit Ac of 1992 ("the Health Benefit Act") obligations and multi-employer pension plan withdrawal liabilities, are recorded in discontinued operations and were significant in each of the last three years. In 2002, significant coal operating losses were also included in discontinued operations.

Besides the coal operations, the Company's income (loss) from discontinued operations includes gains and losses from the sale of the Company's other former natural resource businesses and their operating results through the date of the sale.

- Natural gas business – sold in August 2003 for a $56.2 million pretax gain
- Timber business – sold a small portion in December 2003 and completed the sale in early 2004 for a $25.5 million pretax gain ($4.8 million recognized in 2003 and $20.7 million in 2004)
- Gold business – sold in early 2004 for a pretax loss of $0.9 million. Pretax impairment losses were recognized in 2003 ($1.7 million) and 2002 ($5.7 million).

Value-added taxes and customs duties

One of the Company's non-U.S. Brink's, Incorporated business units has not paid foreign customs duties and value-added taxes with respect to the importation of certain goods and services. The Company has been advised that there could be civil and criminal penalties asserted for the non-payment of these custom duties and value-added taxes. The business unit has commenced discussions with the appropriate governmental authorities in the affected jurisdiction regarding this matter. To date no penalties have been asserted.

As a result of its investigation, the Company recorded charges in 2004 of $1.1 million to operating profit and $0.7 million to interest expense. A summary of the impact of this situation on earnings is provided below.

(In millions)	Year Ended December 31, 2004
Penalties on unpaid value-added taxes	$ 0.4
Duties	0.7
Amount charged to operating expenses	1.1
Interest expense on unpaid value-added taxes and customs duties	0.7
	$ 1.8

The Company evaluates many factors to determine whether it should recognize or disclose a loss contingency, including the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. The Company believes that the range of probable penalties related to unpaid value-added taxes is between $0.4 million and $3 million and that no amount within that range is a better estimate than any other amount within the range. Accordingly, the Company has accrued $0.4 million for these penalties.

The Company has concluded that a loss related to penalties on unpaid customs duties is not probable. The Company believes that the range of reasonably possible losses related to customs duties penalties is between $0 and approximately $35 million. The Company believes that the assertion of these penalties would be excessive and would vigorously defend against any such assertion.

The Company intends to diligently pursue the timely resolution of this matter and, accordingly, the Company's estimate of the potential losses could change materially in future periods. The assertion of potential penalties may be material to the Company's financial position and results of operations. These penalties could be asserted at any time. Although the Company has accrued $0.7 million of interest on the unpaid value-added taxes and customs duties, the Company does not expect to be assessed interest charges in connection with any penalties that may be asserted.

The Company has implemented measures designed to prevent similar situations in the future. The Company believes that the circumstances giving rise to this matter are isolated to this particular business unit.

Consolidated Review

	Revenues					Operating Profit				
	Years Ended December 31,			% change		Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003	**2004**	2003	2002	**2004**	2003
Business Segments										
Brink's	$ **1,931.9**	1,689.0	1,579.9	**14**	7	$ **144.7**	112.5	96.1	**29**	17
BHS	**345.6**	310.4	282.4	**11**	10	**80.8**	71.2	60.9	**13**	17
BAX Global	**2,440.6**	1,999.2	1,871.5	**22**	7	**56.2**	3.0	17.6	**200+**	(83)
Business segments	**4,718.1**	3,998.6	3,733.8	**18**	7	**281.7**	186.7	174.6	**51**	7
Corporate	-	-	-	-	-	**(45.9)**	(27.8)	(23.1)	**65**	20
Gain on sale of equity interest	-	-	-	-	-	-	10.4	-	**(100)**	NM
Former coal operations	-	-	-	-	-	**(45.9)**	(69.5)	(19.2)	**34**	(200+)
	$ **4,718.1**	3,998.6	3,733.8	**18**	7	$ **189.9**	99.8	132.3	**90**	(25)

Revenues in 2004 were 18% higher than 2003 because of growth in all segments and changes in currency exchange rates. Operating profit increased 90% in 2004 due to improved operating performance by the Company's business segments, particularly at BAX Global, and lower expenses related to former coal operations. These improvements were partially offset by higher corporate expenses and the nonrecurrence of the 2003 gain on the sale of an equity investment.

Revenues in 2003 were 7% higher than 2002 because of growth in all business segments and changes in currency exchange rates. Operating profit in 2003 was 25% lower than in the prior year primarily because the cost of retiree and other benefits and other costs related to the former coal business were classified within former coal operations in continuing operations. Prior to 2003, these expenses were recorded within discontinued operations. Operating profit was stronger at Brink's and BHS on growth in these businesses, offset by lower profits at BAX Global primarily due to the effects of soft demand for air freight services for most of 2003. Demand for air freight services began to improve in the fourth quarter of 2003. This trend has continued through 2004.

For subsidiaries outside the U.S., U.S. dollar revenue growth rates include the effect of changes in currency exchange rates. On occasion in this report, the change in revenue versus the prior year has been disclosed using constant exchange rates in order to provide information about growth rates without the impacts of changing foreign currency exchange rates. Relative to most other currencies relevant to the Company, the U.S. dollar weakened in 2004 and 2003 compared to the respective prior-year periods, so growth at constant-currency exchange rates was lower than growth computed using actual currency exchange rates. Changes in currency exchange rates did not materially affect period-to-period comparisons of segment operating profit for the periods presented herein.

Brink's, Incorporated

Executive Overview

Brink's provides multiple services related to cash and other valuables to the financial community, retailers and other businesses. These services vary from secure transportation and handling of valuable assets to currency and deposit processing to the increasingly important preparation and transmittal of related information.

The Company believes that Brink's has significant competitive advantages including:

- Brand name and reputation for high quality service
- Broad geographic coverage
- Proprietary processing and information systems
- Financial strength and risk management capabilities.

Because of the emphasis on managing the risks inherent in handling valuables and the high level of service provided, Brink's believes that it spends more than its competitors on training and retaining its people and on the facilities and processes needed to provide quality services to its customers.

As a result of its emphasis on high-quality services and risk management, Brink's focuses its marketing and selling efforts on customers who appreciate the value and breadth of the services delivered, the information capabilities and the financial strength underlying the Brink's approach to the business.

In order to earn an adequate return on the capital employed in the business, Brink's focuses on the effective and efficient use of its resources and the adequacy of pricing. First, Brink's attempts to maximize the amount of business which flows through its branches, vehicles and systems in order to obtain the lowest costs possible without compromising safety, security or service. Due to its higher costs of people and processes, Brink's generally charges higher prices than its competitors which may not provide the same level of service and risk management. The Company believes that Brink's operations are capable of generating profit margins above 7% on an annual basis. This level is necessary to earn a reliable return on its cost of capital.

The industries to which Brink's provides services have been consolidating. As a result, the strength of the customers in these industries has been increasing. Customers are seeking suppliers with broader geographic solutions, more sophisticated outsourcing capabilities and financial strength.

Operationally, Brink's performance may vary from period to period. Since revenues are generated from charges per service performed as well as on an ad valorem basis, revenues can be affected by the level of activity in an economy and the level of business for specific customers. In addition, contracts generally run for one or more years and there are costs which must be incurred to prepare to service a new customer or to transition away from one. Further, Brink's level of operation and related revenues are generally higher in the second half of the year, and in particular in the fourth quarter, because of the generally higher economic activity then. As a result, margins are typically lower in the first half of the year than in the second half.

(In millions)		Years Ended December 31, 2004	2003	2002	% change 2004	2003
Revenues						
North America (a)	$	**733.7**	716.2	694.9	**2**	3
International		**1,198.2**	972.8	885.0	**23**	10
	$	**1,931.9**	1,689.0	1,579.9	**14**	7
Operating Profit						
North America (a)	$	**55.2**	53.4	52.2	**3**	2
International		**89.5**	59.1	43.9	**51**	35
	$	**144.7**	112.5	96.1	**29**	17
Cash Flow Information						
Depreciation and amortization	$	**81.0**	70.6	61.3	**15**	15
Capital expenditures		**76.2**	80.9	79.3	**(6)**	2

(a) U.S. and Canada.

2004

Overview

Revenues and operating profit in 2004 increased modestly in North America and more significantly in the International region compared to 2003. Internationally, improvements occurred in both Europe and South America. European operating profit in 2004 improved because of higher local currency revenues as a result of improved economic performance and also as a result of operational changes made last year. European operating profit in the first half of 2003 reflected reduced volumes of business due to the effects of generally slow economies and the buildup to the conflict in the Middle East along with approximately $4.7 million in severance costs. Operating profit in South America in the first half of 2003 was depressed due to poor economic and political conditions. In 2004, operating performance benefited from improved conditions. International operating profit in 2004 included approximately $3.1 million of operating expenses related to adjustments to non-income tax accruals, including $1.1 million of operating expenses related to unpaid value-added taxes and customs duties. The Company anticipates an increase in expenses related to safety and security costs in 2005.

North America

Revenue increased in North American operations in 2004 primarily due to increased revenues from Global Services and Canadian armored transportation and ATM services, offset by lower U.S. armored transportation and ATM revenue. Operating profit increased in 2004 primarily due to improved performance in coin wrapping services, cash logistics services, and Canadian armored transportation operations, partially offset by a lower contribution from the U.S. armored car transportation operations. In 2003, a $5.5 million gain on the sale of operating assets was largely offset by severance and other costs related to the transfer of its headquarters operation from Connecticut to Richmond, Virginia and Dallas, Texas. Defined benefit plan costs will increase in 2005 over 2004.

International

Revenues in 2004 increased 23% over 2003 (16% on a constant currency basis). The increase in International revenues and operating profit was primarily due to better performance in South America and Europe.

Europe. Revenues increased 26% in 2004 (15% on a constant currency basis) due to increased volumes in armored transportation, ATM servicing, currency processing and Global Services operations. Operating profit improved due to higher volumes as a result of improved business conditions and competitor difficulties, particularly in France, and the impact of an acquisition of security operations in Greece and the recently held Olympic Games. Revenues in 2003, particularly in the first quarter, were adversely affected by a generally weak economy and uncertainty related to the then-impending conflict in the Middle East. In addition, European operating results began to improve in the last half of 2003 partially as a result of management changes and workforce reductions made to align resources to business needs.

South America. South American revenues and operating profits in 2004 improved due to better operating performance throughout the region and particularly in Venezuela. This improved operating performance was primarily due to higher volumes of armored transportation business, which was driven in part by the exit of competitors from the market. Improved operating performance in Brazil was the result of increased volumes as well as the benefit of cost reductions taken in late 2003. However, the operating environment in Brazil remains highly competitive.

Asia-Pacific. Asia-Pacific revenues and operating profits in 2004 were above the prior year reflecting improved results, particularly in Australia and Hong Kong.

Other. As discussed in "Value-added taxes and customs duties" above and in note 23 to the consolidated financial statements, the Company recorded operating expense of approximately $1.1 million in 2004 related to unpaid value-added taxes and customs duties, including an estimate of the penalties. At any time, the Company could be assessed penalties materially in excess of those accrued. International operating profit in 2004 also included $2.0 million of higher expense as a result of unfavorable determinations in Brazil and Mexico related to non-income tax issues.

2003

Overview

Improved revenues and operating profit in 2003 over 2002 reflected much better results in the International region. International operating profit increased over 2002, despite the higher profit levels achieved in the first quarter of 2002 associated with special euro currency processing and transportation work. Most of the improvement in the International region occurred in South America where performance was weak in 2002.

North America

North American operating profit was 2% higher in 2003 over the prior year on a 3% increase in revenues (2% increase in revenues on a constant currency basis). The slightly higher operating profit in North America was primarily due to improved performance in the Cash Logistics operations and Global Services, mostly offset by higher employee benefit expenses. A $5.5 million gain on the sale of operating assets was largely offset by severance and other costs.

In 2003, management closed its Brink's corporate headquarters in Darien, Connecticut and relocated employees to either Brink's U.S. headquarters in Coppell, Texas, or to The Brink's Company headquarters in Richmond, Virginia. As a result, approximately $5.4 million of severance and other costs were incurred in the U.S. during 2003.

An increase in employee benefit costs in 2003 included $4.8 million higher expense from the Company's primary U.S. pension plan and higher health care costs for active employees.

International

International operating profit for 2003 was 35% higher than 2002 on a 10% increase in revenues (3% increase in revenues on a constant currency basis). Improvements in revenues and operating profit on a constant currency basis in South America and Asia-Pacific were offset by lower European revenues and operating profit, as discussed below.

Europe. European revenues and operating profit in the first quarter of 2002 benefited from the currency processing and transportation work associated with the introduction of the euro on January 1, 2002. However, the cost of staffing levels, which remained high after the euro work was completed, negatively affected the last nine months of 2002 and, to a lesser degree, the first half of 2003.

Europe's revenues and operating profit in 2003 were below the prior year on a constant currency basis primarily because of the absence of the euro work performed in the first quarter of 2002. There was also approximately $4.7 million of higher severance expense associated with workforce reductions. Revenues on a constant currency basis were higher in the second half of 2003 compared to the same 2002 period due to better performance and, to a lesser extent, due to additional revenues associated with a first-quarter 2003 acquisition in Belgium. Operating profit in the second half of 2003 also improved compared to the same period in 2002 reflecting improvements in a number of countries, and the benefits of management and operational changes, particularly in France.

South America. In South America, operating profit in 2003 was higher than the prior year reflecting better performance in Venezuela, partially offset by lower operating performance in Brazil. Favorable market conditions and lower labor costs as a percentage of revenue benefited Venezuela's performance in 2003. Venezuela is Brink's largest operation in South America. Brazil, Brink's second largest operation in South America, did not perform as well in 2003 compared to 2002 as a result of the continuing difficult economic and operating conditions there. Brazil's operating results improved in the fourth quarter of 2003 over the same period a year earlier primarily due to improved profitability of ATM and Cash Logistics services, partially offset by lower armored transportation profitability.

Asia-Pacific. Asia-Pacific revenues and operating profit in 2003 was higher than last year primarily due to improved results in Australia. In addition, Global Services business improved in Hong Kong and Korea.

Brink's Home Security

Executive Overview

Brink's Home Security has reported strong growth in revenues and earnings over the last few years. Key factors in this performance are continuing to attract and retain customers through quality service and the reputation of the brand while operating as efficiently as possible consistent with the desired level of service.

In order to achieve higher efficiency and effectiveness, BHS focuses on controlling initial marketing and installation costs by matching sales representative staffing with the number of sales opportunities and the size of the technician workforce with the available installation volume. BHS then strives to keep customer service and monitoring costs as low as possible without disturbing its high quality service levels.

The Company believes customer retention is driven by customer selection and high customer service levels. In order to obtain customers who are less likely to disconnect, the Company seeks to attract customers with solid credit scores and the willingness to pay reasonable up-front fees. Once there is agreement to install an alarm system, the Company strives to provide a high quality installation followed up with continuing high quality customer service and alarm monitoring. BHS believes its disconnect rate is helped by consistently following the above policy.

The Company believes that the level of economic activity in the U.S. may affect the performance of BHS. However, this effect is not as significant as it is for industries with close ties to economic performance. In addition, there is some seasonality in performance since disconnect expenses can impact operating earnings. Since more household moves take place during the second and third quarters of each year, the disconnect rate and related expenses are typically higher in those quarters than in the first and fourth quarters.

		Years Ended December 31,			% change	
(In millions)		**2004**	2003	2002	**2004**	2003
Revenues	$	**345.6**	310.4	282.4	**11**	10
Operating Profit						
Recurring services (a)		**147.8**	125.9	109.5	**17**	15
Investment in new subscribers (b)		**(67.0)**	(54.7)	(48.6)	**(22)**	(13)
	$	**80.8**	71.2	60.9	**13**	17
Monthly recurring revenues (c)	$	**26.1**	23.3	21.1	**12**	10
Cash Flow Information						
Depreciation and amortization (d)	$	**51.5**	47.9	43.9	**8**	9
Impairment charges from subscriber disconnects		**38.4**	34.3	32.3	**12**	6
Amortization of deferred revenue (e)		**(26.1)**	(25.0)	(23.9)	**4**	5
Deferred subscriber acquisition costs (current year payments)		**(19.5)**	(18.4)	(17.7)	**6**	4
Deferred revenue from new subscribers (current year receipts)		**34.6**	28.2	27.1	**23**	4
Capital expenditures		**117.6**	98.0	86.9	**20**	13

(a) Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues.

(b) Primarily marketing and selling expenses, net of the deferral of direct selling expenses (primarily a portion of sales commissions), incurred in the acquisition of new subscribers.

(c) This measure is reconciled below under the caption "Reconciliation of Non-GAAP Measures."

(d) Includes amortization of deferred subscriber acquisition costs.

(e) Includes amortization of deferred revenue related to active subscriber accounts as well as acceleration of amortization of deferred revenue related to subscriber disconnects.

Overview

Operating profit comprises recurring services minus the cost of the investment in new subscribers. Recurring services reflects the monthly monitoring and service earnings generated from the existing subscriber base, including the amortization of deferred revenues. Impairment charges from subscriber disconnects and depreciation and amortization expenses, including the amortization of previously deferred direct costs from installations, are also charged to recurring services. Recurring services is affected by the size of the subscriber base, the amount of operational costs including depreciation, the level of subscriber disconnect activity and changes in the average monitoring fee per subscriber.

Investment in new subscribers is the net expense (primarily marketing and selling expenses) incurred in adding to the subscriber base every year. The amount of the investment in new subscribers charged to income may be influenced by several factors, including the growth rate of new subscriber installations and the level of costs incurred in attracting new subscribers. As a result, increases in the rate of investment (the addition of new subscribers) may have a negative effect on current segment operating profit but a positive impact on long-term operating profit, cash flow and economic value.

Capital expenditures are primarily the equipment, labor and related overhead costs associated with system installations for new subscribers.

Subscriber Activity

	Years Ended December 31,			% change	
(Subscriber data in thousands)	**2004**	2003	2002	**2004**	2003
Number of subscribers:					
Beginning of period	**833.5**	766.7	713.5		
Installations	**146.0**	121.9	105.8	**20**	15
Disconnects	**(58.1)**	(55.1)	(52.6)	**(5)**	(5)
End of period	**921.4**	833.5	766.7	**11**	9
Average number of subscribers	**875.5**	797.5	739.0	**10**	8
Disconnect rate (a)	**6.6%**	6.9%	7.1%		

(a) The disconnect rate is a ratio, the numerator of which is the gross number of customer cancellations during the period and the denominator of which is the average number of customer subscribers for the period. The gross number of customer cancellations is reduced for customers who cancel service at one location but continue service at a new location, customer accounts acquired from dealers that cancel during a specified contractual term that allows the account to be charged back to the dealers, and inactive sites that return to active service during the period.

Installations increased 20% for 2004 and 15% for 2003 as compared to the prior-year periods primarily as a result of growth in Company-owned branches as well as the growing dealer network. BHS believes its 2004 and 2003 disconnect rates improved over the respective prior-year periods largely due to the cumulative effect of having improved its subscriber selection and retention processes in recent years and its high quality customer service. Since a certain number of disconnects cannot be prevented, including, for example, disconnects that occur because customers move, the disconnect rate may not materially improve in the future.

2004

Revenues increased 11% in 2004 primarily due to a 10% larger average subscriber base, as well as higher average monitoring rates, higher revenues from home builders and higher service revenues. The slight increase in average monitoring rates was primarily due to new customers initiating service at higher average monitoring rates than the average rates being paid by existing customers. These factors also contributed to a 12% increase in monthly recurring revenues as measured at year end.

Operating profit for 2004 increased 13% as higher profit from recurring services was partially offset by an increased investment in new subscribers. Higher profit from recurring services was primarily due to increased monitoring and service revenues resulting from a larger average subscriber base and to a lesser extent from improved service margins. These increases were partially offset by increased depreciation and other costs associated with the larger subscriber base. Investment in new subscribers increased 22% on 20% higher installations during 2004, reflecting an investment in additional sales and branch infrastructure to support expansion of installation services offered across most lines of business, partially offset by more cost-effective marketing efforts.

BHS intends to expand its presence in commercial alarm installation and monitoring. As a result, the investment in new subscribers may continue to grow faster than installations as BHS develops the resources needed to achieve its objectives. BHS intends to add a second monitoring center which may slow the growth in profit from recurring services in the near term. Both of these initiatives are expected to have a positive impact on future growth and productivity.

2003

The increase in BHS's revenues for 2003 versus 2002 was primarily due to an 8% larger average subscriber base, as well as a higher average monitoring rate, higher revenue from home builders and higher service revenues. The slight increase in average monitoring rates was primarily due to higher average monitoring rates for new customers initiating service compared to the average rate being paid by existing customers. The above factors also contributed to a 10% increase in monthly recurring revenues as measured at year end.

Operating profit increased 17% in 2003 from 2002 as higher profit from recurring services was partially offset by an increased investment in new subscribers. Higher profit from recurring services was primarily due to increased monitoring revenues from the larger average subscriber base as well as improved service margins, partially offset by higher depreciation and other costs associated with the larger subscriber base. Investment in new subscribers increased 13% on 15% higher installations during 2003 reflecting more effective marketing and installation efforts partially offset by an investment in additional sales infrastructure to support expansion of installation services offered to home builders.

Other

Police departments in several U.S. cities are not required to respond to calls from alarm companies unless an emergency has been visually verified. If more police departments in the future refuse to automatically respond to calls from alarm companies without visual verification, this could have an adverse effect on future results of operations for BHS. In cities that have stopped providing police response to burglar alarms, BHS has offered its customers the option of receiving private guard response from guard companies who in most cases have contracted with BHS.

Reconciliation of Non-GAAP Measures - Monthly Recurring Revenues

The purpose of this table is to reconcile monthly recurring revenues, a non-GAAP measure, to its closest GAAP counterpart, BHS' total revenues.

		Years Ended December 31,	
(In millions)	**2004**	2003	2002
Monthly recurring revenues ("MRR") (a)	$ **26.1**	23.3	21.1
Amounts excluded from MRR:			
Amortization of deferred revenue	**2.1**	2.0	2.0
Other revenues (b)	**1.8**	2.4	1.2
Revenues on a GAAP basis:			
December	**30.0**	27.7	24.3
January – November	**315.6**	282.7	258.1
January – December	$ **345.6**	310.4	282.4

(a) MRR is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contracted monitoring and maintenance services.

(b) Revenues that are not pursuant to monthly contractual billings.

The Company believes the presentation of MRR is useful to investors because the measure is widely used in the industry to assess the amount of recurring revenues from subscriber fees that a security business produces.

BAX Global

Executive Overview

BAX Global helps its customers move heavy weight freight and provides supply chain management services. BAX Global's business model is different in the U.S. than in the other countries in which it operates.

In the U.S., BAX Global operates as both an integrator and a freight forwarder/supply chain management ("SCM") provider. As an integrator, BAX Global operates its own network of planes and trucks with a freight sorting hub. This network permits the Company to offer to its customers a full range of reliable services ranging from expedited to deferred deliveries. Accordingly, management focuses on the resources needed to ensure that the BAX Global network maintains reliable service levels. The hub and planes commit BAX Global to a higher level of fixed costs and capital than freight forwarders, making volume throughput and pricing important to financial performance.

Freight forwarders and supply chain management companies arrange to use the assets of others while providing services similar to those provided by integrators. As a result, their level of fixed costs and capital employed are usually lower than for integrators. However, since they do not control the resources used, it is more difficult for freight forwarders to meet all customers' needs with the same reliability as an integrator.

Since 1999, BAX Global has significantly reduced the resources employed in the U.S. as an integrator by focusing only on areas where it expects to match customer needs. At the same time, it has expanded its offering of less capital intensive freight forwarding and SCM. Because this should make financial performance in the U.S. less subject to fluctuation solely on the basis of volume throughput, management expects to continue to expand its freight forwarding and SCM operations.

In its non-U.S. operations, BAX Global functions as a SCM/freight forwarder. Management believes its operations in Asia perform well and are well positioned for growth there. In particular, BAX Global is focused on expanding its already significant presence in China. Operations in Europe have not performed as well so management is focused on growing revenue with acceptable margins and reducing resources where they may not match up with customers' needs.

Performance at BAX Global has been and will continue to be affected by the economy. Absent changes in market share, BAX Global will perform better in a growing economy. In addition, the velocity of shipments and manufacturing will affect the ability of shippers to choose deferred versus expedited freight. The higher the velocity of an economy, usually the more expedited, higher-margined freight is used. BAX Global's performance will also be affected by the relative performance of the customers and industries it focuses its resources upon.

There is also a seasonal factor in BAX Global's performance. In a normal year, demand for BAX Global's services is highest in the third and fourth quarters of the year and weakest in the first and second quarters. Of course, trends in the economy can impact normal seasonality.

	Years Ended December 31,			% change	
(In millions)	2004	2003	2002	2004	2003
Revenues					
Americas (a)	$ 1,161.8	976.0	989.9	19	(1)
International (b)	1,366.6	1,098.3	951.7	24	15
Eliminations	(87.8)	(75.1)	(70.1)	(17)	(7)
	$ 2,440.6	1,999.2	1,871.5	22	7
Operating Profit (Loss)					
Americas (a)	$ 22.6	(30.9)	(15.1)	NM	(105)
International (b)	49.5	41.2	43.8	20	(6)
Corporate and other	(15.9)	(7.3)	(11.1)	(118)	34
	$ 56.2	3.0	17.6	200+	(83)
Cash Flow Information					
Depreciation and amortization	$ 41.8	47.0	44.4	(11)	6
Capital expenditures	25.4	23.6	27.1	8	(13)
Operating Statistics					
Intra-America revenue	$ 554.5	464.6	468.6	19	(1)
Worldwide expedited freight services:					
Revenues	$ 1,847.4	1,501.0	1,452.4	23	3
Weight in pounds	1,805.3	1,568.0	1,530.3	15	2

(a) U.S., Mexico, Latin America and Canada.

(b) Europe-Middle East-Africa ("EMEA") and Asia-Pacific.

Profits are shared among the origin and destination subsidiaries on most export volumes. Performance in BAX Global's U.S. business, the region with the largest domestic and export volume, significantly affects the results of worldwide expedited freight services. Eliminations revenues primarily reflect intercompany revenue eliminations on shared services.

BAX Global's revenues and operating profits are affected by the seasonal nature of customers' businesses. BAX Global generally recognizes more revenue and operating profit in the last half of the year compared to the first half. The relative strength of the worldwide economies may have a larger effect on BAX Global's results as compared to seasonal forces.

BAX Global operates throughout most of the world. Revenues in all regions include both expedited and nonexpedited freight services.

BAX Global's Products

	Region offered
Heavy Freight Services:	
Expedited	
○ Overnight delivery	Worldwide
○ Second-day delivery	Worldwide
○ Wholesale freight forwarding	Americas
○ Air import and export delivery	Worldwide
Nonexpedited	
○ BAXSaver Suite of deferred delivery products (various deferred delivery terms)	Americas
○ Customs brokerage services	Worldwide
○ Aircraft charter services	Worldwide
○ Ocean delivery	Worldwide
Supply Chain Management Services	Worldwide

2004

Overview

Operating profit in 2004 was $53.2 million above last year on a 22% increase in revenues (19% increase in revenues on a constant currency basis). Revenue was significantly higher in the Americas, higher in Asia, and higher in Europe, where it would have been slightly lower except for the effect of currency changes. Operating profit increased as a result of higher volumes in the Intra-America network. Volumes and revenue were higher in the Intra-America network because of the effects of a strengthening U.S. economy and increased air export volumes. Freight forwarding and supply chain management activity grew in Asia-Pacific due to the strong economy there.

Americas

Americas revenues increased 19% in 2004 as compared to 2003 as the strengthening economy led to higher volumes across the board. Revenues in the United States were up about 19% due to the higher volume of both domestic and export freight. The rest of the Americas benefited similarly. In addition, flying under contract for the U.S. government and other charter activity for both the government and commercial customers grew at a similar pace.

Operating profit in the Americas was over $53 million higher in 2004 as compared to 2003. Performance was up largely as the result of the impact on resource utilization and yields of the increase in volume. Operating profit in the Americas for 2004 includes a $5.0 million impairment charge to cover the abandonment of capitalized transportation logistics software.

The impact of higher market fuel costs in 2004 was not significant to the performance of BAX Global primarily as a result of the Company's ability to pass through a portion of higher fuel costs to customers through fuel surcharge adjustments to billings. The fuel surcharge represents approximately 6.5% of revenues in the Americas region for 2004. The Company is relying less on financial derivatives to hedge fuel costs because fuel surcharges are widely accepted within the industry and are reasonably effective at hedging increases in fuel prices.

International

In 2004, International revenues increased 24% and operating profit increased 20% as compared to 2003. On a constant currency basis, revenues were 19% higher than 2003, with a 30% increase in Asia-Pacific and a 1% decrease in Europe, Middle East and Africa ("EMEA"). The increase in Asia-Pacific was primarily due to improved economic conditions and new business in several Asia-Pacific countries, primarily associated with the high technology industry. In the EMEA region, the increase in operating profit for 2004 as compared to 2003 was the result of improved air exports volumes.

BAX Global Corporate and Other

The increase in BAX Global's corporate and other expense in 2004 as compared to 2003 was primarily due to higher incentive-based compensation expense and foreign currency translation losses.

2003

Overview

Operating profit in 2003 was $14.6 million below 2002 despite a 7% increase in revenues (3% increase in revenues on a constant currency basis). Revenue was lower in the Americas, higher in Asia, and higher in Europe, where it would have been lower except for the effect of currency changes. Operating profit was lower as a result of lower volumes in the Intra-America network. Volumes and revenue were lower in the Intra-America network because of the effects of a weak U.S. economy and a shift from expedited to deferred products. Partially offsetting this were the effects on revenue and earnings of increased air export volumes and supply chain management activity in Asia-Pacific.

Americas

BAX Global's 2003 operating loss in the Americas region was $15.8 million higher than 2002 on a 1% decrease in revenues. A decrease in operating profit due to lower Intra-America volumes of higher-yielding overnight and second-day products, more than offset an increase in operating profit due to higher volumes for deferred products and volumes related to BAX Global's new wholesale freight forwarding product. Although volumes, in total, were lower in 2003 compared to 2002, volumes in the fourth quarter of 2003 were above the prior-year quarter.

U.S. air export revenues reflect the benefit of being able to pass through to customers a portion of the surcharges charged by airlines for high fuel costs, security and other reasons. U.S. air export volumes were slightly higher in 2003 over 2002, while revenue per pound, excluding surcharges, declined in 2003 as compared to 2002. Growth in the U.S. supply chain management business increased revenues by $14.4 million in 2003 as compared to 2002 due to the addition of new customers as well as increased activity with existing customers. Revenues and operating results in 2003 were adversely affected by lower third-party aircraft charter activity compared to the prior year period.

The 2003 operating loss in the Americas includes higher expense from the Company's primary U.S. pension plan as well as higher health care costs in the 2003 periods. Heavy maintenance expense was $9.3 million lower in 2003 compared to 2002 primarily due to a reduction in flight hours as a result of a decrease in third-party aircraft charter activity. Adjustments made in the first half of 2003 in conjunction with the renegotiation of certain return provisions of its aircraft lease agreements and the completion of a study of the lease agreements also reduced heavy maintenance expense.

International

International operating profits decreased 6% in 2003 compared to 2002 on a 15% increase in revenues (7% increase in revenues on a constant currency basis). A decrease in operating profits in the EMEA region was partially offset by improved profits in Asia-Pacific. Reduced demand and competitive market pressures in the EMEA region continued due to the combined effect of the strengthening currencies and the weak European economy resulting in lower export volumes and flat import volumes compared with 2002. Revenues and operating profit for 2003 benefited from an increase in air export volumes within the Asia-Pacific region and from Asia-Pacific to the U.S. In addition, Asia-Pacific's results benefited from growth in supply chain management operations, including the effects of an expansion of operations in China during 2003, as well as increased activity from existing customers.

BAX Global Corporate and Other

BAX Global's corporate and other expense decreased $3.8 million in 2003 versus the prior-year period due to foreign currency exchange transaction gains and lower administrative costs.

Corporate Expense – The Brink's Company

	Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Corporate expense	$ **45.9**	27.8	23.1	**65**	20

Corporate expenses were $18.1 million higher in 2004 primarily as a result of approximately $9 million higher professional fees related to the Company's documentation and testing of its internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002, and due to approximately $4 million higher long term incentive-based compensation expense. The Section 404 costs are expected to be lower in 2005 compared to 2004. The increase in corporate expense in 2003 primarily reflected increases in benefit-related expenses as well as additional costs related to the implementation of Section 404.

Retained Liabilities and Assets of Former Natural Resource Operations

Executive Overview

The Company retains obligations which arose during its long history of operating within the coal industry. Since these obligations require significant annual cash outflows and the recording of significant annual expenses, management believes it is important to closely monitor and manage these obligations and address the related financial effects.

Of the various obligations, several have shorter terms and lesser values (reclamation, advance minimum royalties, workers' compensation and the multi-employer pension plan withdrawal liability). The Company expects the cash payments for these to be concentrated over the next few years and then end or decline significantly.

The other three obligations (retiree medical benefit plan, Health Benefit Act and Black Lung) are longer in term and higher in estimated cost. Payments associated with each liability are projected to be made over the next 60 years or more. Each liability is largely medical benefits-related, so medical inflation is an important consideration. Each obligation covers a pool of individuals which is essentially capped since the Company no longer operates within the coal industry. Further, such individuals are, for the most part, above or near normal retirement age. Accordingly, these obligations should see a steady decrease in number of participants and beneficiaries over time. The only exception to this is the potential exposure to an increased share of the unassigned obligation under the Health Benefit Act.

The net present value of these obligations is a valuable tool for assessing their fair value as of a point in time. However, such values will fluctuate over time solely due to changes in market interest rates. The critical factor in each obligation is the cash flow needed to satisfy it.

The Company employs a team of employees, along with third parties, to monitor and control these liabilities with a primary goal of reducing future cash out-flows. The primary activities of this group are to verify eligibility of participants, design and implement plans which provide the required benefit at the lowest cost and verify costs charged to these plans.

The Company has also taken the step of establishing a VEBA in order to help manage the financial impact of the obligations. The VEBA is used as a tax efficient way to fund the obligations related to the retiree medical benefit plan. A second VEBA could be set up to help fund the Health Benefit Act obligations. A funded VEBA or VEBAs will help insulate the Company's assets, and eventually its cash flow, from the obligations. The Company currently plans to fund the VEBA over time to a range of $300 to $400 million.

Legacy Liabilities and Assets

The Company refers to its various long-term liabilities and assets related to the former coal operations as its "legacy" liabilities and assets. Some of the Company's legacy liabilities and assets are not fully recorded on the balance sheet because certain losses have been deferred in accordance with GAAP. In addition under GAAP, some of these liabilities are discounted to reflect a present value, while others are not discounted.

To facilitate an understanding of the total estimated present value of these liabilities and assets as of December 31, 2004, the following table presents a Company-defined amount, a "Legacy Value," for the Company's legacy liabilities and assets. Some of the Legacy Values are considered non-GAAP measures because they exclude GAAP deferred loss adjustments, or reflect discounts to a present value for liabilities with extended payment dates that are not recorded at present value under GAAP. The table reconciles each non-GAAP Legacy Value to its GAAP counterpart.

The liabilities and assets in the table are based on a variety of estimates, including actuarial assumptions, as are described in the Application of Critical Accounting Policies and in the notes to the consolidated financial statements. These estimated liabilities and assets will change in the future to reflect payments made, investment returns, annual actuarial revaluations, periodic revaluations of reclamation liabilities and other changes in estimates. Actual amounts could differ materially from the estimated amounts.

	December 31, 2004			
(In millions)	Legacy Value	Add Back Present-Value Effect	Amounts Not Yet Recognized Under GAAP	GAAP Amount
Legacy liabilities:				
Company-sponsored retiree medical (a):				
Before Medicare subsidy and VEBA	$ 676.5	-	(375.6)	300.9
Medicare subsidy value	(58.8)	-	53.0	(5.8)
VEBA	(172.4)	-	8.0	(164.4)
Company-sponsored retiree medical	445.3	-	(314.6)	130.7
Health Benefit Act (b)	104.1	81.4	-	185.5
Black lung (c)	55.2	-	(13.7)	41.5
Multi-employer pension plans withdrawal liability (d)	36.6	-	-	36.6
Workers' compensation	30.2	-	-	30.2
Advance minimum royalties	13.0	-	-	13.0
Reclamation	4.6	-	-	4.6
Legacy liabilities	$ 689.0	81.4	(328.3)	442.1
Legacy assets:				
Other assets (e)	$ 15.5	-	-	15.5
Deferred tax assets (f)	261.7	28.5	(133.4)	156.8

(a) Company-sponsored retiree medical liabilities are accounted for in accordance with Statements of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires a liability be recorded for the present value of future obligations; however, under the provisions of SFAS No. 106, actuarial gains and losses are deferred. Actuarial gains and losses occur when actual events differ from assumptions (for example, when the actual health care inflation rate differs from the assumed inflation rate or when the actual return on investments is different than the estimated return) or when changes are made to assumptions used to estimate the liability, including the discount rate used to compute the present value (5.75% at December 31, 2004), expected health care inflation rates, expected life expectancy rates, asset returns and the effect of the Medicare subsidy. Actuarial gains and losses are not immediately recognized in earnings because SFAS No. 106 allows employers to defer these gains and losses and then amortize these gains and losses into earnings in future periods if the total unrecognized net gains and losses exceed 10% of the greater of the accumulated postretirement benefit obligation or plan assets as of the beginning of the year. As a result, the Company's balance sheet does not reflect these liabilities at the full present value of the ultimate projected obligations at the end of the year. The Legacy Value in the table reflects the Company's liability had the Company's total projected obligations been fully accrued at the end of the year. The Company discloses the projected amount of its obligation before the deferral of unrecognized gains and losses as "funded status" in note 4 to the consolidated financial statements.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act provides for the payment of subsidies to sponsors of retiree medical benefit plans for a portion of the pharmaceutical expenses as long as the plan meets certain regulations. The $58.8 million Legacy Value in the table above reflects an estimate of the current value of such payments over the life of the plan.

In January 2004, the Company designated the VEBA to pay future benefits of the Company-sponsored medical plans. Accordingly, it is now accounted for as a reduction to the liability value of such plans.

(b) Health Benefit Act liabilities are accounted for in accordance with EITF No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992," and, accordingly, the Company has accrued the undiscounted estimate of its projected obligation. The Company uses various assumptions to estimate its liability to The United Mine Workers of America Combined Fund (the "Combined Fund") for future annual premiums, including the number of assigned and unassigned beneficiaries in future periods, medical inflation, and the amount of funding of the Combined Fund to be provided from the Abandoned Mine Reclamation Fund in future periods. The estimated annual payments are expected to gradually decline over time as the beneficiary population declines, and the Company expects payments will be made over the next 60 to 70 years. To determine the Legacy Value of these assets, the Company's actuaries discounted the estimated future cash flows to a present value amount using a discount rate of 5.75%. The Company's estimates of annual payments may change materially due to changes in future assumptions. Changes to the 1992 law under which benefits are paid also could materially affect the Company's estimate of its liability. The estimation of the Legacy Value should not be considered a precise estimate because of the many variables that have been used to determine the estimate, including the discount rate and the amount of expected annual cash flows. There are many factors that may change and cause the amount recorded in the balance sheet to not be representative of the amount the Company may actually pay.

(c) Actuarial gains and losses resulting from changes in estimates of the Company's black lung obligations are deferred and amortized into earnings in future periods. As a result, the Company's balance sheet does not report these liabilities as if the projected obligation had been fully accrued at the end of the year. The Legacy Value in the table reflects the Company's projected obligations had it been fully accrued at the end of the year. Of the Company's $55.2 million of present value of self-insured black lung benefit obligations at December 31, 2004, approximately $41.5 million had been recognized on the balance sheet, with the difference relating to deferred unrecognized actuarial losses. See note 4 to the consolidated financial statements for further information.

(d) The Company participates in two coal-related multi-employer pension plans and believes that it is likely that a withdrawal will occur during the plan year ending June 30, 2005. A withdrawal would require the Company to pay its pro rata share of the underfunded position of the plans as of June 30, 2004. The payments to settle these obligations may be made in 2005, and the estimated amounts have been classified as a current liability.

(e) "Other Assets" in the table is primarily a receivable from the state of Virginia related to tax benefits earned because of coal produced in prior years. The Company expects to receive approximately $5 million in each of 2005 and 2006; $3 million in 2007 and $1 million in each of 2008 and 2009.

(f) The Company has not yet taken deductions in its tax returns for most of the retained liabilities associated with the former coal business, and has recorded a deferred tax asset for this future benefit for these temporary differences in book and tax bases. The Company's deferred tax benefit on a Legacy Value basis is different from its GAAP counterpart because the Company's temporary differences were based on the Legacy Values of the various coal-related liabilities and assets. In other words, if the Company had recorded the higher net Legacy Value of the liabilities on its balance sheet, it would have also recognized a larger deferred tax asset. The $133.4 million reconciling item represents the additional hypothetical tax benefit related to the Company-sponsored retiree medical and black lung obligations. The $28.5 million reconciling item represents the associated decrease to the deferred tax asset if the Health Benefit Act liability were recorded on a discounted basis.

Under the Health Benefit Act, the Company and various subsidiaries are jointly and severally liable for approximately $440 million, at Legacy Value, of postretirement medical and Health Benefit Act obligations in the above table.

Projected Payments and Expenses of Retained Coal Liabilities and Administrative Costs

The following tables include the actual cash payments and expense (continuing operations only) related to the Company's former coal liabilities for 2003 and 2004 and those projected for the next five years.

The projected payments and expenses are estimated based on the assumptions used in determining the estimated Legacy Value and GAAP counterparts at December 31, 2004; the actual amount of payments and expense in future periods may be materially different than amounts presented. The amounts paid or expensed in the future will be dependent on many factors, including inflation in health care and other costs, the ultimate impact of the recently enacted Medicare reform bill, discount rates, the market value of postretirement benefits plan assets, the level of contributions to and the performance of the VEBA, the number of participants in various benefit programs, and the level of administrative costs needed to manage the retained liabilities.

Cash Payments

(In millions)	Actual Payments		Projected Payments				
Years Ending December 31,	2003	2004	2005	2006	2007	2008	2009
Postretirement benefits other than pensions:							
Company-sponsored medical plans (a):							
Before Medicare subsidy	$ 30	35	$ 38	41	44	46	47
Estimated effect of Medicare subsidy	-	-	-	-	(3)	(3)	(3)
Subtotal	30	35	38	41	41	43	44
Health Benefit Act	8	9	9	12	11	11	10
Black lung	8	7	5	5	5	5	5
Withdrawal liability	-	-	37	-	-	-	-
Workers' compensation	8	5	4	4	3	2	2
Advance minimum royalties	1	1	1	3	2	2	1
Reclamation and inactive mine costs	5	3	3	1	1	-	-
Administration and other	18	8	5	5	4	4	4
Cash proceeds and receipts	(3)	(6)	-	-	-	-	-
Total	$ 75	62	$ 102	71	67	67	66
VEBA contributions (a)	$ 82	50	$ -	-	-	-	-

(a) The Company has contributed cash to a VEBA to be used to make future payments of the Company's retiree medical plans. The Company intends to continue to contribute to the VEBA, depending on tax and other considerations such as alternative uses of capital, until the VEBA holds between $300 million and $400 million. The Company reevaluates its contribution policy annually and is not obligated to fund the VEBA. The Company may elect at any time to use either these assets or its cash from operations to pay benefits for its retiree medical plans. Estimated payments in the table have not been reduced to reflect the use of assets held by the VEBA since there are no plans to do so within the five years projected.

Expenses in Continuing Operations

(In millions)	Actual Expense		Projected Expense				
Years Ending December 31,	2003	2004	2005	2006	2007	2008	2009
Postretirement benefits other than pensions:							
Company-sponsored medical plans (a):							
Before Medicare subsidy and VEBA	$ 50	52	$ 59	58	58	57	56
Estimated effect of Medicare subsidy	-	(6)	(7)	(7)	(7)	(7)	(7)
Estimated investment income in VEBA (a)	-	(9)	(15)	(16)	(18)	(19)	(21)
Subtotal	50	37	37	35	33	31	28
Black lung	6	5	4	4	4	4	4
Pension (b)	(1)	2	4	4	3	1	1
Administrative, legal and other coal expenses, net	18	9	7	6	5	5	5
Other income, net (c)	(3)	(7)	-	-	-	-	-
Total	$ 70	46	$ 52	49	45	41	38

(a) Beginning in 2004, the Company has accounted for the VEBA as a plan asset of Company-sponsored medical plans in accordance with SFAS No. 106 and has recognized a lower amount of amortization of previously unrecognized losses due to the effects of the 2003 medical subsidy legislation. The above projection does not assume that any further contributions will be made to the VEBA. To the extent contributions are made, projected investment income will be increased to reflect the long-term rate of return on such contributions.

(b) The above projection does not assume that any pension contributions will be made. If voluntary or required contributions are made, projected expenses from that year forward would be reduced by the expected long-term return on those contributions.

(c) The Company has not recognized an approximate $6 million gain related to the 2003 coal property sale since the purchaser has not yet fully assumed certain liabilities contractually transferred in the sale.

Following are comments covering the more significant legacy liabilities in the above tables. For additional information, please see note 4 to the consolidated financial statements. Each of these liabilities and assets are affected by estimates and judgments. More information on this is available at "Application of Critical Accounting Policies" later in this Management's Discussion and Analysis.

Company-Sponsored Retiree Medical Benefits Obligations and VEBA

The Company provides postretirement health care benefits to eligible former coal miners and their dependents. With the assistance of actuaries, the Company annually reevaluates the estimated future cash flows, expenses and current values of the obligations. Projected payments are expected to increase each year for the next five years as a result of medical inflation and as eligible participants attain retirement age. This will be partially offset by reductions in the number of participants through mortality.

The Legacy Value, which equals the funded status at December 31, 2004 decreased to $445 million from $526 million at December 31, 2003. Most of this decrease was due to the assignment of the VEBA to the plan. The Company restricted the use of the VEBA in 2004 to pay only Company-sponsored retiree medical benefits and the VEBA in 2004 is considered a plan asset. Partially offsetting this were the effects of reducing the discount rate by 50 basis points to 5.75% and an increase in the assumed medical inflation rate.

The VEBA was established by the Company under Internal Revenue Code Section 501(c)(9). In general, a contribution made to the VEBA becomes deductible for federal income tax purposes in the year in which it is made. Investment earnings within the VEBA are not subject to federal income tax. Distributions from the VEBA to pay designated benefits or to reimburse the Company for designated benefit payments are nontaxable. The Company can determine the timing and size of any payment from the VEBA to cover expenses of eligible participants.

The Company intends to increase over time the amount of the assets within the VEBA to approximately $300 million to $400 million. The increase is expected to come from investment returns and contributions, after taking into consideration the Company's levels of cash and debt, tax position and growth needs.

Contributions to the VEBA along with investment earnings amounted to about $18 million through December 31, 2002. The Company contributed $82 million to the VEBA in 2003 and the VEBA generated $5 million in investment returns, leaving a balance of $105 million at December 31, 2003. In 2004 the Company contributed approximately $50 million to the VEBA and the VEBA generated $17 million in investment returns, leaving a balance of $172 million at December 31, 2004. The Company has not finalized its plans for contributions, if any, in 2005 and beyond.

The VEBA's assets are allocated among active investment managers of equities and fixed income securities. Approximately 70% of the trust assets are invested in equities, with 30% invested in fixed income securities. The VEBA is being invested in a similar fashion to the Company's primary U.S. pension plan, and the Company has estimated the same expected long-term rate of return of 8.75% per annum.

Health Benefit Act Obligations

In October 1992, The Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the "Combined Fund"), to which "signatory operators" and "related persons," including The Brink's Company and certain of its subsidiaries (collectively, the "Brink's Companies"), are jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

In addition, the Health Benefit Act provides that assigned companies, including the Brink's Companies, are required to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries if these benefits are not funded from other designated sources. To date, almost all of the funding for unassigned beneficiaries has been provided from transfers from the Abandoned Mine Reclamation Fund (the "AML Fund") or other government sources.

The Company's liability for Health Benefit Act obligations is equal to the undiscounted estimated amount of future annual premiums the Company expects to pay to the Combined Fund. The Company's estimated annual premium is equal to the total number of beneficiaries (including assigned beneficiaries and an allocated percentage of the total unassigned beneficiaries) at October 1, the beginning of the plan year, multiplied by the premium per beneficiary for that year. The Company expects to pay annual premiums over the next 60 to 70 years, but it expects these annual premiums to gradually decline over time as the number of beneficiaries decreases.

Since the passing of the Health Benefit Act, the vast majority of the costs for unassigned beneficiaries have been paid with transfers of cash from the AML Fund or other government sources. From the inception of the Combined Benefit Fund through December 31, 2004, the Company has paid only $0.6 million to the Combined Benefit Fund for benefits in the unassigned pool. The Company expects to pay an additional $0.5 million in 2005.

The authority for continued transfers from the AML Fund may expire in June 2005. Since the continued transfers of funds are not sufficiently assured, the Company's current estimate of its obligations assumes that no transfers beyond 2005 will be made. There may be a legislative or regulatory extension to the transfer authority. If the transfer authority is extended, the Company may decrease its estimate of the probable liability for future premiums payments by a material amount.

Moreover, the Company's estimate of its contingent liability for unassigned beneficiaries could increase materially in the future if other responsible coal operators become insolvent. This liability could also change materially if the percentage of unassigned beneficiaries that are allocated to the Company changes due to relative mortality rates of the Company's assigned beneficiaries compared to the total assigned beneficiaries.

The Company believes that Legacy Value information is useful to investors and creditors as an estimate of the fair value of a series of payments to be made over an extended period of time for these obligations.

	Legacy Value (discounted)		Add-Back Present-Value Effect		GAAP basis (undiscounted)	
(in millions)	**2004**	2003	**2004**	2003	**2004**	2003
Assigned and other	$ **67**	71	**53**	61	**120**	132
Unassigned	**37**	35	**29**	31	**66**	66
Total	$ **104**	106	**82**	92	**186**	198

The Legacy Value (representing the present value of the obligation) of the Company's Health Benefit Act obligations at December 31, 2004, was slightly lower than the $106 million of a year earlier. The Company made $9 million of payments in 2004. In addition, a slightly lower number of beneficiaries were assigned to the Brink's Companies than was projected last year. Both of these factors explain the decrease in the GAAP basis measurement, which is undiscounted. In addition, the Legacy Value was unfavorably affected by a reduction in the discount rate used by 50 basis points to 5.75%, and the accretion of interest for 2004.

Payments related to the Health Benefit Act are projected to rise in 2006 to reflect the current assumption that the previous sources of funding for the unassigned pool will not continue beyond 2005. If future funding of all of the unassigned benefits becomes available through the AML Fund or other sources, projections for 2006 and later years may be reduced by up to $4 million per year.

Any changes to expected future obligations determined during annual reevaluations are recorded as expenses or benefits within discontinued operations.

Black Lung Obligations

The Company makes payments to former miners who have been determined to have pneumoconiosis (black lung disease). Such payments primarily cover disability payments and condition-related medical expenses. These payments stretch out over many years and have been discounted to a net present value. Actuarial gains and losses are deferred and amortized into expense over the average remaining life expectancy of all participants (approximately 10 years).

The Legacy Value, which equals the accumulated projected benefit obligation, of the black lung obligations decreased to $55.2 million in 2004 from $63.0 million in 2003 largely due to actuarial gains related to a reduction in the number of pending claims against the Company and $7.0 million of cash benefit payments made in 2004. This was partially offset by the effect of reducing the discount rate by 50 basis points to 5.75% as of December 31, 2004.

Future cash payments are expected to gradually decline over time as the number of participants declines through mortality. Future expense levels are also expected to decline as the remaining value of obligations declines over time.

Withdrawal Liabilities

The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans. The Company believes that it is likely that it will withdraw from the plans prior to June 30, 2005, the plan's year end. A withdrawal from the plans occurs when there is a significant reduction in or elimination of the hours worked by employees working under UMWA labor agreements. Upon withdrawal from these coal-related plans, the Company will become obligated to pay the plans a portion of the underfunded status of the plans as of the beginning of the plan year in which a withdrawal occurs, as determined by the plan agreements and by law. The Company expects to become obligated to pay a $36.6 million withdrawal liability during 2005 based on the funded status of the plans at June 2004. The obligation could change materially if the Company does not withdraw prior to June 30, 2005.

Discontinued Operations

	Years Ended December 31,		
(In millions)	**2004**	2003	2002
Gain (loss) on sale of			
Timber	$ **20.7**	4.8	-
Gold	**(0.9)**	-	-
Natural Gas	-	56.2	-
Coal	**5.0**	-	13.2
Results from operations			
Timber	**(0.5)**	(0.2)	(1.0)
Gold	**(1.2)**	(4.1)	(7.6)
Natural Gas	-	11.2	9.0
Coal	-	-	(28.1)
Adjustments to contingent liabilities of former operations			
Health Benefit Act liabilities	**3.2**	(31.3)	(24.0)
Withdrawal liabilities	**15.4**	(17.0)	(26.8)
Reclamation liabilities	**(0.1)**	(3.2)	-
Workers' compensation liabilities	**(4.9)**	0.2	-
Recovery of environmental costs	-	5.3	-
Other	**(3.3)**	(2.7)	-
Income (loss) from discontinued operation before income taxes	**33.4**	19.2	(65.3)
Income tax benefit (expense)	**(12.5)**	(8.0)	22.0
Income (loss) from discontinued operations	$ **20.9**	11.2	(43.3)

Gain (loss) on Sale

The Company sold a portion of its timber business for $5.4 million in cash in 2003 and recognized a $4.8 million pretax gain. In 2004, the Company received an additional $33.7 million for the remaining portion of its timber business. After deducting the book value of related assets and the payment of $6.2 million in 2004 to purchase equipment formerly leased, the Company recognized a $20.7 million pretax gain in 2004.

In February 2004, the Company sold its gold operations for approximately $1.1 million in cash plus the assumption of liabilities and recognized a $0.9 million loss.

In August 2003, the Company sold its natural gas business and received $81.2 million in cash and recognized a $56.2 million gain.

During 2000 and 2001, the Company recorded charges of $101.8 million to reflect the estimated loss on the sale of the coal business. A $13.2 million reversal of the previously estimated loss on sale was recorded during 2002 to reflect the amount of actual proceeds and values of assets and liabilities at the dates of sale. The assets disposed of in 2002 primarily consisted of operations including coal reserves, property, plant and equipment, the Company's economic interest in Dominion Terminal Associates and inventory. Certain liabilities, primarily reclamation costs related to properties disposed of, were assumed by the purchasers.

In February 2005, the Company received additional cash proceeds from the previous sale of its coal business in Virginia; the related gain of $5 million was recorded in 2004.

Results from Operations

The operating results of the coal, natural gas, timber and gold operations have been reclassified to discontinued operations for all periods presented.

The results of operations of the former natural gas operations in the eight months prior to the 2003 sale improved over the full year of 2002 as a result of higher natural gas prices. The Company recognized impairment losses related to its gold business of $1.7 million in 2003 and $5.7 million in 2002.

The Company accounted for the disposition of its coal operations under Accounting Principles Bulletin No. 30, ("APB No. 30") "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Under APB No. 30, estimated losses of the coal operation expected to be incurred through the end of the disposal period were accrued at the measurement date of December 31, 2000. Accordingly, operating losses (including significant ongoing expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations) were recognized within discontinued operations in different periods than they would have been recorded if coal were a continuing operation. Total recorded charges for Company-sponsored pension and postretirement benefit obligations and black lung obligations were approximately $2 million in 2002 representing the difference between the estimated amount of expenses relating to 2002 that were accrued in 2001 and the amount actually incurred in 2002. Beginning in January of 2003 expenses related to Company-sponsored pension, postretirement and black lung obligations are recorded in continuing operations.

The Company had recorded its estimate of operating losses during the expected disposal period prior to the end of 2001. The Company recorded an additional $28.1 million of operating losses during 2002, primarily reflecting worse-than-expected price, volume and costs per ton of coal as a result of adverse coal market conditions during that year.

Adjustments to Contingent Liabilities of Former Operations

Health Benefit Act Liabilities. The Company has obligations under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), as described in note 4 to the consolidated financial statements. The estimated liability is reduced each year as payments are made. In addition, the Company reduced the estimated liability by $3.2 million in 2004 and increased the estimated liability by $31.3 million in 2003 and $24.0 million in 2002 to reflect changes in the estimates of the undiscounted liability. This estimated liability will be adjusted in future periods as assumptions change.

The $3.2 million reduction in the liability in 2004 is primarily related to a slight decrease in the number of beneficiaries assigned to the Company at October 1, 2004 compared to the amount estimated at the end of 2003. As a result, the estimate of assigned beneficiaries in future periods was also lower.

The $31.3 million charge in 2003 is primarily related to the assumed increase in the number of unassigned beneficiaries allocated to the Company. The increased allocation was due to two factors. First, the Company increased its allocation percentage because of a change in the way the Company interprets the statute governing the allocation, based on findings of court cases that year. Second, other coal operations became insolvent during the period and their assigned beneficiaries were transferred to the unassigned pool. These actions reduced the denominator (the total assigned pool) in the computation of the allocation percentage, increasing the Company's allocation assumption, and increased the unassigned pool.

The $24.0 million charge in 2002 primarily resulted from the Company's being able to obtain and use Company-specific information regarding the age of the beneficiaries covered by the Health Benefit Act rather than using averages relating to the entire population of beneficiaries covered, slightly higher per-beneficiary health care premiums, and slightly lower mortality than was estimated at the end of 2001 for the plan year ended September 30, 2002.

Withdrawal Liabilities. The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans. The Company believes that it is likely that it will withdraw from the plans prior to June 30, 2005, the plan's year end. A withdrawal from the plans occurs when there is a significant reduction in or elimination of the hours worked by employees working under UMWA labor agreements. Upon withdrawal from these coal-related plans, the Company will become obligated to pay the plans a portion of the underfunded status of the plans as of the beginning of the plan year in which a withdrawal occurs, as determined by the plan agreements and by law. The Company expects to become obligated to pay a $36.6 million withdrawal liability during 2005 based on the funded status of the plans at June 2004. The obligation could change materially if the Company does not withdraw prior to June 30, 2005.

The Company's estimate of the obligation in each year is based on the funded status of the multi-employer plans for the most recent measurement date. The change in the Company's estimated liability in the last three years was largely due to changes in the UMWA plans' unfunded liabilities.

Other. In 2004 the Company settled certain legal and other contingencies related to its former coal operations and recognized $3.3 million of additional expense.

In 2003, the Company and a third party reached an agreement that establishes the allocation of past costs related to the recovery of environmental costs, and as a result, recognized a $5.3 million pretax gain. The matter relates to the remediation of the Company's formerly owned petroleum terminal facility in Jersey City, New Jersey.

Sale of Other Natural Resources Assets

In October 2003, the Company sold its 23.3% equity interest in MPI Mines Ltd., an Australian minerals exploration and development Company with interests in gold and nickel, for $18.8 million in cash and recognized a $10.4 million pretax gain in continuing operations.

In November 2003, the Company sold substantially all of its remaining coal-related assets for $14 million in cash plus the assumption of reclamation and other liabilities for total proceeds of $28.8 million. A gain of up to $6 million may be recognized in 2005 as liabilities related to reclamation are formally transferred to the buyer.

Other operating income, net

Other operating income, net, is a component of the operating segments' previously discussed operating profits.

	Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Gains on sale of operating assets, net	$ **5.9**	7.7	-	**(23)**	NM
Impairment loss	**(5.8)**	(1.3)	-	**200+**	NM
Foreign currency transaction gains, net	**2.2**	3.2	2.0	**(31)**	60
Royalty income	**1.6**	1.7	1.3	**(6)**	31
Share in earnings of equity affiliates	**1.0**	0.3	1.2	**200+**	(75)
Penalties on unpaid value-added taxes	**(0.4)**	-	-	**NM**	NM
Other	**4.6**	4.0	0.7	**15**	200+
Total	$ **9.1**	15.6	5.2	**(42)**	200

Other operating income in 2004 included $5.9 million of gains on sale of operating assets, net, which were primarily the result of disposing of residual assets of the Company's former coal operations. The impairment loss in 2004 primarily relates to BAX Global's decision to abandon the development and installation of software. Other operating income in 2003 was higher than 2002 due primarily to $7.7 million of gains on the sale of operating assets, including a $5.5 million gain on the sale of operating assets of Brink's and $2.2 million in gains from the sale of residual assets of the former coal operations partially offset by losses on sales of other property and equipment.

Nonoperating Income and Expense

Interest Income

	Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Interest income	$ **4.6**	6.2	3.1	**(26)**	100

Interest earned in the VEBA was only included in Interest Income in 2003. Interest income declined from 2003 to 2004 primarily as a result of the Company's decision to restrict the VEBA to only pay certain expenses in early 2004. Because of this, investment income of the VEBA is now treated as an offset to postretirement medical benefit expense. Interest income increased in 2003 as compared to 2002 primarily due to the interest earned on the VEBA's investments, as well as interest income on receivables related to the former coal operations. Interest earned in the VEBA was classified within discontinued operations in 2002.

Interest Expense

	Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Interest expense	$ **22.9**	25.4	23.0	**(10)**	10

Interest expense was lower in 2004 compared to 2003 primarily due to lower average borrowings and interest rates.

Interest expense increased in 2003 as compared to 2002 primarily due to the inclusion of interest expense related to Dominion Terminal Associates ("DTA") in the 2003 period. In conjunction with the disposal of its coal operations, the Company transferred its interest in the operations of DTA, a coal terminal in Newport News, Virginia, but retained contingent obligations of bond-related debt. Since the Company no longer has an interest in DTA, its related $43.2 million guarantee of the underlying debt was reclassified to long-term debt from noncurrent liabilities at December 31, 2002. In prior periods, the cost associated with the bonds was included in discontinued operations. In addition, 2003 interest expense was higher due to the accretion of interest related to former coal operations' retained leases and advance minimum royalty agreements, partially offset by a decrease in U.S. borrowings and lower interest rates.

Stabilization Act Compensation

	Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Stabilization Act compensation	$ -	-	5.9	NM	NM

Stabilization Act compensation of $5.9 million in 2002 represents amounts received by the Company from the U.S. Government pursuant to the Air Transportation Safety and System Stabilization Act.

Other Income (Expense), Net

	Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Gain (loss) on sale of marketable securities	$ 4.3	(0.2)	0.8	NM	NM
Discounts and other fees of accounts receivable securitization program	(1.7)	(1.7)	(1.6)	-	6
Gain on monetization of coal royalty agreement	-	2.6	-	(100)	NM
Other, net	0.2	1.6	(4.4)	(88)	NM
Total	$ 2.8	2.3	(5.2)	22	NM

Upon the assignment of the VEBA to pay benefits under the postretirement medical plans of the Company, unrealized gains of over $4 million were recorded as income in 2004.

Minority Interest

	Years Ended December 31,			% change	
(In millions)	**2004**	2003	2002	**2004**	2003
Minority Interest	$ 12.9	9.0	3.3	43	173

Changes in minority interest in the last three years are primarily due to variations in the earnings of the Company's partially owned Venezuelan subsidiary of Brink's. The Venezuelan subsidiary incurred losses in 2002, and returned to strong profitability in 2003 and 2004.

Share-Based Compensation

The Company maintains a stock option plan and an employee stock purchase plan to provide incentives for its employees and to encourage employees to own stock in order to enhance the link between their interests and those of its non-employee shareholders.

The Company believes that SFAS No. 123R, "Share-Based Payment," will require the recording of expenses under both plans beginning in the third quarter of 2005. Based on current estimates, the Company believes that it will record after-tax expense of approximately $2 million in the last half of 2005. Such expense could be roughly double in 2006.

The Company may amend or terminate its plans. If so, the above estimate could change.

Income Taxes

	Income tax expense (benefit)			Effective tax rate		
Years Ended December 31,	2004	2003	2002	2004	2003	2002
	(in millions)			(in percentages)		
Continuing operations	$ 60.9	55.7	40.4	37.7%	75.4%	36.8%
Discontinued operations	12.5	8.0	(22.0)	37.6 %	41.7%	33.7%

Overview

The Company's effective tax rate has fluctuated in the past three years from statutory rates due to various factors, including:

- changes in valuation allowances, and
- state taxes, changes in the expected geographical mix of earnings.

The Company establishes or reverses valuation allowances for deferred tax assets depending on all available information including historical and expected future operating performance of its subsidiaries. Changes in judgment about the future realization of deferred tax assets can result in significant adjustments to the valuation allowances. Based on the Company's historical and future expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets, net of valuation allowances.

Continuing Operations

2004

The effective income tax rate on continuing operations in 2004 was higher than the 35% U.S. statutory tax rate primarily as a result of the recording of $9.9 million of net valuation allowance adjustments, mostly related to certain European operations.

2003

The effective income tax rate for continuing operations in 2003 was higher than the 35% U.S. statutory tax rate primarily due to $28.4 million of net additional valuation allowance adjustments for certain state and foreign deferred tax assets.

2002

The effective income tax rate in 2002 was higher than the 35% U.S. statutory tax rate primarily due to foreign income taxes and the recording of $1.5 million of valuation allowances.

Adjustments to income tax expense

The Company has recorded adjustments in each of the last three years based on an ongoing analysis of its U.S. and non-U.S. current and deferred income tax asset and liability accounts. The Company has included in current earnings, the effect of these adjustments because they did not aggregate to a material amount in any individual year. The income tax expense (benefit) related to these adjustments was ($0.3) million in 2004, $3.3 million in 2003, and $1.6 million in 2002.

Discontinued Operations

Discontinued operations includes the income (loss) before taxes and the related tax provision or benefit associated with the Company's former natural resource businesses. The effective tax rate in 2004 was higher than the 35% U.S. statutory tax rate due to state income tax expense. The effective tax rate in 2003 was higher than the U.S. statutory rate due to additional accruals made in 2003 for tax contingencies related to the natural resource business. In 2002, tax benefits from percentage depletion of coal production were reflected in the effective tax rate of discontinued operations.

As discussed in note 23 to the consolidated financial statements, up to $27 million in tax benefits could be recognized in discontinued operations upon the favorable resolution of a tax contingency.

Other

As of December 31, 2004, the Company has not recorded U.S. federal deferred income taxes on $340.7 million of undistributed earnings of its foreign subsidiaries and equity affiliates. With the exception of amounts discussed below, it is expected that these earnings will be permanently reinvested in operations outside the U.S. It is not practical to compute the estimated deferred tax liability on these earnings.

The Company does not expect to be able to complete its evaluation of the repatriation provision of the new American Jobs Creation Act of 2004 until after Congress passes statutory technical corrections and the Treasury Department issues further guidance on key elements of the provision. In January 2005, the Treasury Department began to issue the first of a series of clarifying guidance documents related to this provision. The Company expects to complete its evaluation of the effects of the repatriation provision within the first two fiscal quarters of 2005, provided Congress and the Treasury Department issue guidance by that time. The range of possible amounts that the Company is considering for repatriation under this provision is between zero and $150 million. While the Company estimates that the related potential range of additional income tax payments is between zero and $10 million, this estimate may change based on the passage of technical correction legislation.

Foreign Operations

A portion of the Company's financial results is derived from activities in over 100 countries, each with a local currency other than the U.S. dollar. Because the financial results of the Company are reported in U.S. dollars, they are affected by changes in the value of various foreign currencies in relation to the U.S. dollar. Changes in exchange rates may also affect transactions which are denominated in currencies other than the functional currency. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations in any one country may have on the translated results.

The Company, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies. (See "Market Risk Exposures" below.)

Brink's Venezuelan subsidiaries ("Brink's Venezuela") were considered to be operating in a highly inflationary country in 2002. However, at January 1, 2003, Brink's Venezuela was no longer treated as highly inflationary. The Company estimates that had Brink's Venezuela not been treated as highly inflationary effective January 1, 2002, revenues in 2002 would have decreased by $1.1 million, operating profit would have increased by $2.4 million and pretax income would have increased by $1.9 million. Additionally on March 3, 2005, Venezuela's central bank devalued the local currency by approximately 12%. The effect of this devaluation on the Company's December 31, 2004 net assets in Brink's Venezuela would have been a decrease in net assets of approximately $3.7 million. It is possible that Venezuela may be considered highly inflationary again at some time in the future.

The Company is exposed to certain risks when it operates in highly inflationary economies, including the risk that

- the rate of price increases for services will not keep pace with cost inflation;
- adverse economic conditions in the highly inflationary country may discourage business growth which could affect demand for the Company's services; and
- the devaluation of the currency may exceed the rate of inflation and reported U.S dollar revenues and profits may decline.

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of these risks on the Company cannot be predicted.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Over the last four years, the Company has used the cash it has generated from operations and the divestiture of natural resources to strengthen its balance sheet by reducing debt and making contributions to the VEBA and its primary U.S. pension plan. Net cash proceeds from the sale of natural resource businesses totaled $216 million over the last three years. With the sale of the coal business, the Company is no longer subject to the volatility in cash flows caused by the fluctuations in coal markets.

Debt repayments, net, aggregated $158 million over the last three years. In addition to debt reduction, the Company has contributed $132 million to the VEBA and $66 million to the primary U.S. pension plan over the last three years. The Company also elected to reduce the funds provided from the sale of accounts receivable by $44 million since 2001.

The Company expects to make significant investments in 2005 with capital expenditures projected to increase $60 to $70 million from the 2004 level of spending. Acquisitions in 2005 by Brink's through the middle of March have exceeded $40 million. In addition, the Company believes it will have to pay a withdrawal liability currently estimated to be $37 million. As a result, it is likely that debt and funding from the sale of receivables will increase in 2005.

Summary of Cash Flow Information

	Years Ended December 31,			$ change	
(In millions)	**2004**	2003	2002	**2004**	2003
Cash flows from operating activities					
Continuing operations:					
Before changes in operating assets and liabilities	$ **322.0**	264.8	276.6	$ **57.2**	(11.8)
Changes in assets and liabilities, including working capital	**(42.1)**	16.8	21.1	**(58.9)**	(4.3)
Discontinued operations:					
Natural gas, timber and gold	**0.2**	19.2	10.2	**(19.0)**	9.0
Coal	-	-	(66.6)	-	66.6
Operating activities	**280.1**	300.8	241.3	**(20.7)**	59.5
Cash flows from investing activities					
Continuing operations:					
Capital and aircraft heavy maintenance expenditures	**(245.4)**	(226.6)	(224.4)	**(18.8)**	(2.2)
Net proceeds from:					
Disposal of former natural resource interests	**28.6**	119.4	42.3	**(90.8)**	77.1
Notes receivable and settlement of royalty agreement	-	26.0	-	**(26.0)**	26.0
Subtotal of natural resource cash proceeds	**28.6**	145.4	42.3	**(116.8)**	103.1
Contributions to VEBA (a)	-	(82.0)	-	**82.0**	(82.0)
Acquisitions	**(14.8)**	(8.1)	(0.1)	**(6.7)**	(8.0)
Other	**9.9**	17.9	4.4	**(8.0)**	13.5
Discontinued operations:					
Natural gas, timber and gold	**(0.8)**	(8.8)	(10.9)	**8.0**	2.1
Coal	-	-	(19.7)	-	19.7
Investing activities	**(222.5)**	(162.2)	(208.4)	**(60.3)**	46.2
Cash flows before financing activities	$ **57.6**	138.6	32.9	$ **(81.0)**	105.7

(a) In 2004, the VEBA was restricted to pay coal related retiree medical benefits, as a result the Company began to account for the VEBA as an offset to the postretirement obligation (see note 4 to the consolidated financial statements). Accordingly, $50 million of net cash contributions in 2004 have been classified within operating activities. In 2003, $82 million of contributions were classified within investing activities.

Operating Activities

2004

Cash flows provided by operating activities decreased by $20.7 million in 2004 from the prior period primarily as a result of a $50 million net contribution to the VEBA in 2004; contributions to the VEBA were classified as investing activities in 2003. Partially offsetting this was improved cash flow from operating activities provided by the Company's business segments. The Company's discontinued operations generated less cash in 2004 since the natural resource businesses were sold in 2003 and early 2004.

2003

Cash provided by operating activities was $59.5 million higher in 2003 compared to 2002 primarily due to outflows in 2002 related to former coal operations while they were still operating. Cash provided by operating activities was also higher due to an increase in the amount of cash provided by operating activities at Brink's and BHS, partially offset by lower amounts provided by BAX Global. In addition, the Company contributed $15 million more to its primary U.S. pension plan in 2002 than it did in 2003.

Coal-related cash outflows were classified as discontinued operations in the 2002 statements of cash flows, including approximately $60.6 million (before current tax benefit) related to obligations the Company ultimately retained. In 2003, cash outflows of $59.6 million for these retained obligations are included in continuing operations. In addition to the payments related to retained obligations, the Company's former coal operations used cash in 2002 largely due to the poor performance of its operations in the face of difficult industry conditions.

Investing Activities

Proceeds from Disposition of Assets and Investments

Investing activities in 2004 included $28.6 million of proceeds from the sale of natural resource businesses. Investing activities in 2003 included $119.4 million of cash proceeds from the sale of natural resource businesses and equity interests and the realization in 2003 of $26.0 million of cash related to the monetization of noncash proceeds from the 2002 sale of the Company's former Virginia coal operations. Proceeds from dispositions of assets and investments in 2002 included $42.3 million of cash associated with the disposal of a portion of the Company's former coal operations.

Capital and Aircraft Heavy Maintenance Expenditures

	Years Ended December 31,			$ change	
(In millions)	**2004**	2003	2002	**2004**	2003
Capital Expenditures					
Brink's	**$ 76.2**	80.9	79.3	**$ 4.7**	(1.6)
BHS	**117.6**	98.0	86.9	**(19.6)**	(11.1)
BAX Global	**25.4**	23.6	27.1	**(1.8)**	3.5
Corporate and other	**1.1**	0.2	0.1	**(0.9)**	(0.1)
Capital expenditures	**$ 220.3**	202.7	193.4	**$ (17.6)**	(9.3)
Aircraft heavy maintenance expenditures	**$ 25.1**	23.9	31.0	**$ (1.2)**	7.1

Higher capital expenditures at BHS in both 2004 and 2003 as compared to the prior-year periods were primarily due to an increase in subscriber installations.

Capital expenditures in 2005 are currently expected to range from $280 million to $290 million. Expected capital expenditures for 2005 reflect an increase in customer installations at BHS and information technology spending at Brink's and BAX Global. In addition, BHS's capital expenditures in 2005 are expected to include approximately $25 million to purchase facilities, including BHS's headquarters facility, currently occupied under an operating lease, and the development of a second monitoring center.

Aircraft heavy maintenance expenditures vary as a result of the number of airplanes leased and owned, the amount of flight time and the timing of regularly scheduled maintenance for airplanes. The Company expects to spend between $25 million and $30 million on aircraft heavy maintenance in 2005.

VEBA

The Company made $82 million of contributions to its VEBA in 2003, which, as noted above, were classified as an investing activity. The Company classified the $50 million of net contributions in 2004 as an operating activity.

Other Investing Activities

Acquisitions in 2003 and 2004 were made primarily by Brink's. In the first quarter of 2005, the Company announced agreements by Brink's to acquire two operations in Europe for approximately $43 million.

In comparison to 2002, investing activities in 2003 reflected approximately $13 million of increased proceeds from the sale of operating assets, primarily at Brink's.

Business Segment Cash Flows

The Company's cash flows before financing activities for each of the operating segments are presented below.

	Years Ended December 31,			$ change	
(In millions)	**2004**	2003	2002	**2004**	2003
Cash flows before financing activities					
Continuing operations:					
Business segments:					
Brink's	$ **103.7**	63.6	57.6	$ **40.1**	6.0
BHS	**47.6**	28.8	26.3	**18.8**	2.5
BAX Global	**10.6**	4.0	13.4	**6.6**	(9.4)
Subtotal of business segments	**161.9**	96.4	97.3	**65.5**	(0.9)
Corporate and former operations:					
Proceeds from sale of natural resource interests	**28.6**	145.4	42.3	**(116.8)**	103.1
Contributions to the VEBA, net	**(50.0)**	(82.0)	-	**32.0**	(82.0)
Contributions to primary U.S. pension plan	**(11.0)**	(20.0)	(35.1)	**9.0**	15.1
Other, including payments for coal-related obligations in 2004 and 2003	**(71.3)**	(11.6)	15.4	**(59.7)**	(27.0)
Subtotal of continuing operations	**58.2**	128.2	119.9	**(70.0)**	8.3
Discontinued operations:					
Natural gas, timber and gold	**(0.6)**	10.4	(0.7)	**(11.0)**	11.1
Coal	-	-	(86.3)	-	86.3
Cash flows before financing activities	$ **57.6**	138.6	32.9	$ **(81.0)**	105.7

Overview

Cash flows before financing activities from the Company's business segments have averaged over $100 million per year over the last three years. Sales of natural resource interests also provided significant cash over that period. Using this cash flow, the Company made almost $200 million in voluntary contributions to its VEBA and primary U.S. pension plan over the last three years. The Company's cash flow also allowed it to make significant cash payments over the last three years covering the regular annual payments associated with retained liabilities of the former coal operations. 2002 also had significant cash outflows associated with the final year of operation of the coal business and poor market conditions.

Brink's

Cash before financing activities increased in 2004 over 2003 primarily due to higher operating profit partially offset by an increase in cash used for acquisitions.

Cash flows before financing activities at Brink's increased in 2003 over 2002 due to higher operating profit, offset by a year-over-year increase in the amount of cash used for working capital needs and costs to relocate its headquarters. In addition, $10 million in higher proceeds from the sale of operating assets in 2003 were partially offset by $7 million in cash outflows primarily related to a 2003 acquisition in Belgium.

BHS

The year-over-year increase in cash flows before financing activities at BHS in both 2004 and 2003 is primarily due to higher operating results partially offset by an increase in capital expenditures reflecting growth in installations of security systems.

BAX Global

Cash flow before financing activities at BAX Global improved in 2004, reflecting much better operating results versus 2003. This improvement was largely offset by the effect of the sale of $52 million less of accounts receivable at year end 2004 versus the prior year as a result of the Company's overall cash flow in 2004.

Cash flows before financing activities at BAX Global in 2003 decreased $9.4 million from 2002 reflecting lower operating results in 2003. Partially offsetting 2003's lower operating results was a reduction in the amount of cash used to cover working capital needs and lower capital and aircraft heavy maintenance expenditures.

Corporate and Former Operations

The Company received $216 million in net proceeds during the last three years from the sale of substantially all of its natural resource interests. In the last three years, the Company contributed $132 million to its VEBA and $66 million to its primary U.S. pension plan. The $59.7 increase in other cash outflows reflects higher corporate expenses in 2004 and the collection of remaining receivables of the coal business during 2003. The increase in other cash outflows for 2003 compared to 2002 reflects cash spent in 2003 associated with retained liabilities of the former coal operations (these types of payments were included in discontinued operations in 2002). The Company expects to pay approximately $37 million in 2005 associated with the anticipated withdrawal from the 1950 and 1974 multiemployer pension plans.

Discontinued Operations

Cash flow from discontinued operations, which includes cash from operations and capital expenditures of the former natural resource businesses, was lower in 2004 as a result of the sale of the businesses in 2003 and early 2004. Higher natural gas prices improved the natural gas business' cash flows in 2003 compared to 2002. Discontinued operations' cash flow before financing activities for 2002 reflected cash spent associated with retained liabilities and operating losses resulting from weak coal market conditions; spending associated with retained liabilities was included in continuing operations in 2003.

Financing Activities

Summary of Financing Activities	Years Ended December 31,		
(In millions)	**2004**	2003	2002
Short-term debt	**$ (9.1)**	(15.1)	9.1
Revolving Facility	**(12.5)**	(98.1)	(7.2)
Senior Notes	**-**	-	20.0
Other	**(17.5)**	(5.6)	(22.2)
Net borrowings (repayments) of debt	**(39.1)**	(118.8)	(0.3)
Repurchase of stock	**-**	-	(11.1)
Dividends	**(5.4)**	(5.3)	(5.7)
Proceeds from exercise of stock options and other	**22.4**	1.1	0.4
Cash flows from financing activities	**$ (22.1)**	(123.0)	(16.7)

The Company's day-to-day operating liquidity needs are typically financed by short-term debt, the Company's accounts receivable securitization facility, and the Company's Revolving Facility and Letter of Credit Facility, both of which are described below.

Under a share repurchase program authorized by the Board, the Company redeemed all its outstanding shares of Convertible Preferred Stock for $10.8 million in 2002.

The Company paid quarterly dividends on its common stock at an annual rate of $0.10 per share in each of the last three years. Dividends paid on common stock totaled $5.4 million in 2004, $5.3 million in 2003 and $5.2 million in 2002. Dividends paid on the Convertible Preferred Stock amounted to $0.5 million in 2002.

Future dividends are dependent on the earnings, financial condition, cash flow and business requirements of the Company, as determined by the Board. In January 2005, the Board declared a quarterly cash dividend of $0.025 per share of common stock, payable on March 1, 2005 to shareholders of record on February 8, 2005.

Capitalization

The Company uses a combination of debt, off-balance sheet instruments and equity to capitalize its operations. As of December 31, 2004, debt as a percentage of capitalization (total debt and shareholders' equity) was 27% compared to 36% at December 31, 2003. The reduction resulted from a combination of $178 million of higher equity and $30 million of lower debt. Equity increased in 2004 primarily as a result of net income ($121.5 million). The issuance of shares related to employee benefit plans also was a factor in the increase.

Summary of Debt, Equity and Other Liquidity Information

	Amount available under credit facilities	Outstanding Balance		
	December 31,	December 31,		
(In millions)	2004	2004	2003	$ change (b)
Debt:				
Short-term debt:				
Multi-currency revolving facility				
and other committed facilities (a)	$ 37	$ 27.5	35.8	$ (8.3)
Long-term debt:				
Revolving Facility	382	18.4	30.9	(12.5)
Letter of Credit Facility	43	-	-	-
Senior Notes		95.0	95.0	-
Dominion Terminal				
Associates ("DTA") bonds		43.2	43.2	-
Other		60.1	69.6	(9.5)
Debt	$ 462	$ 246.2	274.5	$ (30.3)
Shareholders' equity		$ 674.0	495.6	$ 178.4
Other Liquidity Information:				
Cash and cash equivalents		$ 169.0	128.7	$ 40.3
Amount sold under accounts receivable				
securitization facility		25.0	77.0	(52.0)
Net Debt (c)		75.2	145.8	(70.6)
Net Financings (c)		100.2	222.8	(122.6)

(a) The Company also had $111.0 million in available credit under uncommitted cash facilities at December 31, 2004.

(b) In addition to cash borrowings and repayments, the change in the debt balance also includes changes in currency exchange rates and borrowings under new capital leases.

(c) These are Non-GAAP measures. Net Debt is equal to short-term debt plus the current and noncurrent portion of long-term debt, ("Debt" in the tables), less cash and cash equivalents. Net Financings are equal to Net Debt plus the amount sold under the accounts receivable securitization facility. See reconciliation below.

Reconciliation of Net Debt and Net Financings to GAAP Measures

	December 31,				
(In millions)	**2004**	2003	2002	2001	2000
Short-term debt	$ **27.5**	35.8	41.8	27.8	51.0
Long-term debt	**216.7**	238.7	317.5	270.1	345.8
DTA bonds	-	-	-	43.2	43.2
Debt	**246.2**	274.5	359.3	341.1	440.0
Less cash and cash equivalents	**(169.0)**	(128.7)	(102.3)	(86.7)	(97.8)
Net Debt	**75.2**	145.8	257.0	254.4	342.2
Amounts sold under accounts receivable securitization facility	**25.0**	77.0	72.0	69.0	85.0
Net Financings	$ **100.2**	222.8	329.0	323.4	427.2

The Company believes the presentation of Net Debt and Net Financings are useful measures of the Company's financial leverage.

Debt

During October 2004, the Company entered into a new unsecured $400 million revolving bank credit facility with a syndicate of banks to replace the existing $350 million facility which was due to expire in 2005. The new facility allows the Company to borrow (or otherwise satisfy credit needs) on a revolving basis over a five-year term ending in October 2009. Both the old and new facility are referred to herein as the "Revolving Facility." At December 31, 2004, $381.6 million was available under the Revolving Facility.

During November 2004, the Company also entered into an unsecured $150 million credit facility with a bank to provide letters of credit and other borrowing capacity over a five-year term ending in December 2009 (the "Letter of Credit Facility"). The costs of such letters of credit are expected to be approximately the same as borrowings under its $400 million facility discussed above. The Company intends to use the Letter of Credit Facility to replace surety bonds and other letters of credit needed to support its activities. As of December 31, 2004, $106.7 million was utilized under this revolving credit facility. The Revolving Facility and the multi-currency revolving credit facilities described below are also used for the issuance of letters of credit and bank guarantees.

The Company has three unsecured multi-currency revolving bank credit facilities with a total of $105 million in available credit at December 31, 2004, of which $37.0 million was available. When rates are favorable, the Company also borrows from other banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

At December 31, 2004, the Company had $95.0 million of Senior Notes outstanding that are scheduled to be repaid in 2005 through 2008, including $18.3 million which was paid as scheduled in January 2005. Interest on each series of the Senior Notes is payable semiannually, and the Company has the option to prepay all or a portion of the Notes prior to maturity with a prepayment penalty. The Senior Notes are unsecured.

The Company's Brink's, BHS, and BAX Global subsidiaries have guaranteed the Revolving Facility, the Letter of Credit Facility and the Senior Notes. The Revolving Facility, the Letter of Credit Facility, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2004.

In 2003, at the Company's request, the Peninsula Ports Authority of Virginia issued a new series of bonds to replace the previous bonds related to Dominion Terminal Associates, a deep water coal terminal in which the Company no longer has an interest.

The Company continues to pay interest on and guarantee payment of the $43.2 million principal of the new bonds and ultimately will have to pay for the retirement of the new bonds in accordance with the terms of the guarantee. The new bonds bear a fixed interest rate of 6.0% (versus a fixed interest rate of 7.375% for the previous bonds) and mature in 2033. The new bonds may mature prior to 2033 upon the occurrence of certain specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

The Company believes it has adequate sources of liquidity to meet its near-term requirements.

Equity

At December 31, 2004, the Company had 100 million shares of common stock authorized and 56.7 million shares issued and outstanding. Of the outstanding shares at December 31, 2004, 1.1 million shares were held by The Brink's Company Employee Benefit Trust and have been accounted for in a manner similar to treasury stock for earnings per share purposes. The Company has the authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

The Company has the authority to repurchase up to 1.0 million shares of common stock with an aggregate purchase price limitation of $19.1 million. The Company made no repurchases under this program during 2004.

Off Balance Sheet Arrangements

The Company has various off-balance sheet arrangements that are described in the notes to the consolidated financial statements. See note 14 for the accounts receivable securitization program and note 15 for operating leases that have residual value guarantees or other terms that cause the agreement to be considered a variable interest. The Company uses these off-balance sheet arrangements to lower its cost of financings. The Company believes its off-balance sheet arrangements are an important component of its capital structure.

In December 2000, the Company entered into a five year agreement to sell a revolving interest in BAX Global U.S. domestic accounts receivable through a commercial paper conduit program. The primary purpose of the agreement was to obtain access to a lower cost source of funds. The Company expects to renew or replace this agreement prior to its expiration in December 2005.

Contractual Obligations

The following table includes the contractual obligations of the Company.

	Estimated Payments Due by Period						
(In millions)	2005	2006	2007	2008	2009	Later Years	Total
Contractual obligations							
Long-term debt obligations	$ 24.3	38.4	27.2	28.8	19.3	46.7	184.7
Capital lease obligations	10.8	7.2	4.4	3.1	4.0	2.5	32.0
Operating lease obligations	130.9	100.6	78.9	59.1	43.7	139.3	552.5
Purchase obligations:							
Service contracts	6.9	6.9	1.5	1.4	1.2	0.6	18.5
Other	20.7	0.1	-	-	-	-	20.8
Other long-term liabilities reflected on the Company's balance sheet under GAAP:							
Aircraft lease turnback obligations (a)	52.2	-	-	-	-	-	52.2
Non-coal related workers compensation and other claims	33.6	15.3	8.1	4.9	3.4	7.2	72.5
Subtotal	279.4	168.5	120.1	97.3	71.6	196.3	933.2
Legacy liabilities (b)	97.0	66.0	63.0	63.0	62.0	1,457.0	1,808.0
Total	$ 376.4	234.5	183.1	160.3	133.6	1,653.3	2,741.2

(a) Most of the Company's lease agreements for aircraft require payments be made for heavy maintenance at the end of the lease term.

(b) *The projected payments for liabilities related to former coal operations (legacy liabilities) are discussed in "Results of Operations – Former* Coal and Other Natural Resource Operations." A portion of the projected payments will ultimately be paid by the VEBA. Estimated payments above exclude Administration and other payments.

Primary U.S. Pension Plan

The Company maintains a noncontributory defined benefit pension plan covering substantially all non-union employees in the U.S. who meet certain requirements. Using actuarial assumptions as of December 31, 2004, this plan had an accumulated benefit obligation ("ABO") of approximately $662 million and a projected benefit obligation ("PBO") of $742 million. The ABO is an estimate of the benefits earned through December 31, 2004. The difference between the ABO and PBO is essentially the expected changes in the value of the benefits due to projected increases in future compensation of plan participants.

The ABO and PBO are net present values of expected future cash flows discounted to December 31, 2004 by 5.75%. The Company selects a discount rate for its pension liabilities after reviewing published long-term yield information for a small number of high-quality fixed-income securities (Moody's AA bond yields) and yields for the broader range of long-term high-quality securities. Accordingly, as market interest rates fluctuate, the net present value of the Company's obligations will change. The impact of a one percentage point (100 basis point) change in the discount rate used at December 31, 2004 would have been as follows:

	Discount Rates	
(In millions)	Increased by 1.0%	Decreased by 1.0%
Increase (decrease) in:		
ABO at December 31, 2004	$ (89)	$ 112
PBO at December 31, 2004	(106)	136
2005 expense	(16)	21

At December 31, 2004, the fair value of the plan's assets approximated $595 million. The Company uses a long-term rate of return assumption to determine annual income from plan assets. Such expected income reduces plan expense. The Company's current expected long-term rate of return is 8.75%. If the Company were to use a different long-term rate of return assumption it would affect annual pension expense.

The historical and projected benefit payments and expense for the U.S. plan are set out in the table below. The projected benefits and expense reflect assumptions used in the valuation at year end 2004. These assumptions are reviewed annually, and it is likely that they will change in future years.

(In millions)	Actual		Projected		
Years Ending December 31,	2003	2004	2005	2006	2007
Benefits (paid from plan trust)	$ 23	25	26	28	29
Expense	18	27	40	42	37

As can be noted from reviewing the above tables, changes in the amount of expense are significantly affected by discount rates. The level of expense has increased largely due to the effects of the reduction in the discount rate used as a result of the decrease in market interest rates over the last several years. Also contributing to the increase in expense has been the poor performance of investment markets from 2000 to 2002, although this has been moderated by the performance in 2003 and 2004. The above expense amounts are charged to the business segments in approximately the following proportions : Brink's - 50%, BHS – 15%, BAX – 25%, former natural resources businesses – 10%.

The amount of cash the Company may have to contribute in the future for the Company's primary U.S. pension plan is determined using a different set of assumptions than is used for financial accounting purposes.

Based on December 31, 2004 data, assumptions and funding regulations, the Company is not required to make a contribution to the plan for the 2005 plan year. Under existing regulations and using the same assumptions for 2005 activity, a contribution of approximately $26 million could be required for the 2006 plan year but the actual payment could be delayed until as late as September 2007. Up to $79 million could be required for the 2007 plan year.

The above estimated contributions are likely to change. Congress and the Executive Branch of the Federal government are expected to evaluate changes to pension funding requirements. As part of this evaluation they may adopt changes to the definition of the discount rate to be used for funding purposes. Such rate has changed substantially since the discontinuance of the sale of 30-year Treasury bonds. In the past, Congress has provided temporary relief from distortions caused by the discontinuance of the sale of 30-year Treasury bonds. The current relief expires this year. Any changes to the discount rate used for funding through an extension of the current relief is expected to reduce required contributions. In addition, actual investment returns and interest rates are likely to differ from those assumed at December 31, 2004. Further, the Company may elect to contribute to the plan in 2005 and/or 2006. Voluntary contributions have the effect of reducing and potentially delaying later required contributions. The Company has made voluntary contributions aggregating $66 million over the last three years.

The pension plan's benefits will be earned and paid out over an extended period of time. Accordingly, the Company takes a long-term approach to funding levels and contribution policies. Historically, long-term returns on assets invested have significantly exceeded the discount rate for pension liabilities so it is expected that a portion of the future liability will be funded by investment returns. As a result, the Company's funding target over the medium-term is to cover the ABO, essentially the obligations already earned as of a given measurement date. Under this approach, the plan was 90% funded at December 31, 2004.

Other Potential Use of Credit

Surety Bonds

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other obligations. As of December 31, 2004, the Company had outstanding surety bonds with third parties totaling approximately $110 million that it has arranged in order to satisfy various security requirements. Most of these bonds provide financial security for previously recorded liabilities. Because some of the Company's reclamation obligations have been assumed by purchasers of the Company's former coal operations, $6.8 million of the Company's surety bonds are expected to be replaced by purchasers' surety bonds after the state mining permits are transferred. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase.

During November 2004, the Company entered into a new Letter of Credit Facility, described in "Debt" above. The Company intends to use letters of credit under the new facility to satisfy a portion of its security requirements, and expects the amount of outstanding surety bonds will decline in the future. At December 31, 2004, $106.7 million of letters of credit had been issued under the facility with available credit of $43.3 million.

If the remaining surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its Letter of Credit Facility and its Revolving Facility to provide letters of credit or other collateral to secure its obligations.

Other Contingent Gains and Losses

Litigation

BAX Global is defending a claim related to the apparent diversion by a third party of goods being transported for a customer. Although BAX Global is defending this claim vigorously and believes that its defenses have merit, it is possible that this claim ultimately may be decided in favor of the claimant. If so, the Company expects that the ultimate amount of reasonably possible unaccrued losses could range from $0 to $10 million.

Environmental Remediation

The Company has agreed to pay a portion of the remediation costs arising from hydrocarbon contamination at a formerly owned petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which was sold in 1983. In 2003, the Company and a third party reached an agreement that establishes the allocation of past costs related to the recovery of environmental costs, and as a result, the Company recognized a $5.3 million pretax gain in discontinued operations. The Company estimates its portion of the remaining clean-up and operational and maintenance costs to be $2.6 million.

In connection with the remediation of Tankport, the Company acquired a noncontrolling interest in an adjacent residential development. The Company has no cost basis in the investment and has not recorded any income distributions to date, but may receive income in the future.

Other Coal-related Contingencies

The Company has also recorded estimated liabilities for other contingent liabilities, including those for Health Benefit Act premiums to the Combined Fund, coal-related workers' compensation claims and certain reclamation obligations. These are discussed in more detail at "Results of Operations – Retained Liabilities and Assets of Former Natural Resource Operations – Legacy Liabilities and Assets."

The Company is in the process of transferring mining permits to buyers of its former coal interests. Until the permits are transferred, the Company is contingently liable for the reclamation of these mining sites.

Gain Contingencies

Federal Black Lung Excise Tax

In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the Federal Black Lung Excise Tax ("FBLET") is unconstitutional as applied to export coal sales. Through December 31, 2004, the Company had received refunds including interest of $27.2 million, including $2.8 million received in 2003. The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate receipt of additional amounts, if any, which could amount to as much as $15 million (before income taxes), the Company has not currently recorded receivables for additional FBLET refunds.

Income Tax

The Company has entered into discussions with a tax authority which, if concluded favorably, could result in a one-time benefit of up to $27 million. The benefit, if any, would not result in any current cash receipts but would add to the Company's tax credit carryforwards.

MARKET RISK EXPOSURES

The Company has activities in more than 100 countries and a number of different industries. These operations expose the Company to a variety of market risks, including the effects of changes in interest rates, commodities prices and foreign currency exchange rates. These financial and commodity exposures are monitored and managed by the Company as an integral part of its overall risk management program.

The Company utilizes various derivative and non-derivative financial instruments, as discussed below, to hedge its interest rate, commodities prices and foreign currency exposures when appropriate. The risk that counterparties to these instruments may be unable to perform is minimized by limiting the counterparties used to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements. The Company does not use derivative financial instruments for purposes other than hedging underlying financial or commercial exposures.

The sensitivity analyses discussed below for the market risk exposures were based on the facts and circumstances in effect at December 31, 2004. Actual results will be determined by a number of factors that are not under management's control and could vary materially from those disclosed.

Interest Rate Risk

The Company uses both fixed and floating rate debt and off-balance sheet instruments to finance its operations. Floating rate obligations, including the Company's U.S. bank credit facility and the accounts receivable securitization facility, expose the Company to fluctuations in cash flows due to changes in the general level of interest rates.

In order to limit the variability of future cash flows, the Company has converted floating rate cash flows on a portion ($25.0 million effective December 2004 through September 2005) of its accounts receivable securitization facility to fixed-rate cash flows by entering into an interest rate swap agreement which involves the exchange of floating rate payments for fixed rate payments. The fair value liability of this interest swap at December 31, 2004 was less than $0.1 million. In addition to the interest rate swaps the Company also has fixed rate debt, including the Company's Senior Notes and Dominion Terminal Associates debt. The fixed rate debt and interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.

Based on interest rate swaps in effect and the contractual interest and discount rates on the floating rate debt and the securitization facility, respectively, at December 31, 2004, a hypothetical 10% increase in these rates would increase cash outflows by approximately $0.4 million over a twelve-month period (in other words, the Company's weighted average interest rate on its unhedged floating rate instruments was 5.04% per annum at December 31, 2004. If that average rate were to increase by 50 basis points to 5.54%, the cash outflows associated with these instruments would increase by $0.4 million annually). The effect on the fair value of the interest rate swaps for a hypothetical 10% decrease in the yield curves from year-end 2004 levels is not material. The effect on the fair value of the Company's Senior Notes and Dominion Terminal Associates debt for a hypothetical 10% decrease in the yield curves from year-end 2004 levels would result in a $4.6 million increase in the fair value of such debt. The Company has no current plan to pay down either debt issuance before maturity.

Commodities Price Risk

The Company consumes various commodities in the normal course of its business and, from time to time, utilizes derivative financial instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's risk management policies.

During the last three years, the Company utilized swap contracts and collars to fix a portion of forecasted jet fuel purchases at specific price levels. In addition, depending on market conditions, the Company has been able to adjust its pricing through the use of surcharges on customers to partially offset large increases in the cost of jet fuel. At December 31, 2004, the Company had no outstanding jet and diesel fuel hedge derivatives.

During 2002 and 2003, the Company utilized forward sales contracts and option strategies to hedge the selling price on a portion of its forecasted natural gas and gold sales. The Company exited the natural gas business in 2003 and the gold business in early 2004. Following the sale of these businesses, the Company has no outstanding natural gas or gold derivatives.

Foreign Currency Risk

The Company, primarily through its Brink's and BAX Global operations, has certain exposures to the effects of foreign currency exchange rate fluctuations on the results of foreign operations which are reported in U.S. dollars.

The Company is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, the Company, from time to time, enters into foreign currency forward contracts. The Company does not use derivative financial instruments to hedge investments in foreign subsidiaries since such investments are long-term in nature.

The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from year-end 2004 levels against all other currencies of countries in which the Company operates are as follows:

(In millions)	Hypothetical Effects Increase/ (decrease)
Translation of 2004 earnings into U.S. dollars	$ (5.2)
Transactional exposures	(1.3)
Translation of net assets of foreign subsidiaries	(50.7)

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The application of accounting principles requires the use of assumptions, estimates and judgments which are the responsibility of management. Management makes estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with knowledge and experience in certain fields. Many assumptions, estimates and judgments are straightforward; other assumptions are not. Reported results could have been materially different had the Company used a different set of assumptions, estimates and judgments for certain accounting principle applications.

Deferred Tax Asset Valuation Allowance

It is common for companies to record expenses and accruals before the related payments are actually made. In the U.S., and most other countries and tax jurisdictions, many deductions for tax return purposes cannot be taken until the expenses are paid. Similarly, certain tax credits and tax loss carryforwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is "more likely than not" that the company will receive the tax benefits. These benefits (deferred tax assets) are often offset, in whole or in part, by the effects of deferred tax liabilities which relate primarily to deductions available for tax return purposes under existing tax laws and regulations before such costs are reported as expenses under GAAP.

As of December 31, 2004, the Company had approximately $324 million of net deferred tax assets on its consolidated balance sheet. A significant amount of the Company's deferred tax assets relates to expected future tax deductions arising from retiree medical and other coal-related expenses the Company has already recorded in its financial statements. For more details associated with this net balance, see note 18 to the accompanying consolidated financial statements.

Since there is no absolute assurance that these assets will be ultimately realized, management annually reviews the Company's deferred tax positions to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews. If after conducting the periodic review, management determines that the realization of the tax asset does not meet the "more-likely-than-not" criteria, an offsetting valuation allowance is recorded thereby reducing net earnings and the deferred tax asset in that period. For these reasons and since changes in estimates can materially affect net earnings, management believes the accounting estimate related to deferred tax asset valuation allowances is a "critical accounting estimate."

Approximately 93% of the deferred tax assets before valuation allowance at December 31, 2004 relates to the U.S. federal tax jurisdiction. Due to its expectation that the historical profitability of the Company's U.S. portion of the Business and Security Services operations will continue and the lengthy period over which certain of the recorded expenses will become available for deduction on tax returns, management has concluded that it is more likely than not that these net deferred tax assets will be realized.

For U.S. state jurisdictions and non-U.S. jurisdictions, the Company has evaluated its ability to fully utilize the net deferred tax assets on an individual jurisdiction basis. Due to a recent history of losses in certain jurisdictions and doubts about whether future operating performance will be sufficiently profitable to realize deferred tax assets, the Company has $55.8 million of valuation allowances at December 31, 2004.

Among other things, should tax statutes, the timing of deductibility of expenses or expectations for future performance change, the Company could decide to adjust its valuation allowances, which would increase or decrease tax expense, possibly materially.

Goodwill and Property and Equipment Valuations

Accounting Policies

At December 31, 2004, the Company has $914 million of property and equipment and $260 million of goodwill, net of accumulated depreciation and amortization. The Company reviews the assets for possible impairment using the guidance in SFAS No. 142, "Goodwill and Other Intangible Assets," for goodwill and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," for property and equipment and other long-lived assets. The review for impairment requires the use of significant judgments about the future performance of the Company's operating subsidiaries.

Application of Accounting Policies

Goodwill

Goodwill is reviewed for impairment at least annually. The Company estimates the fair value of Brink's and BAX Global, the two reporting units that have goodwill, primarily using estimates of future cash flows. The fair value of the reporting unit is compared to its carrying value to determine if an impairment is indicated. At December 31, 2004, net goodwill was $92 million at Brink's and $168 million at BAX Global. To date, no impairment has been indicated.

Due to a history of profitability and cash flow, the carrying values of long-lived assets of Brink's are believed to be appropriate.

Because of the cyclical nature of the heavy freight industry, estimates of fair value based on future performance of BAX Global may change, which could result in the Company recording an impairment of BAX Global's goodwill.

Property and Equipment

To determine if an impairment exists related to property and equipment, the Company compares estimates of the future undiscounted net cash flows of groups of assets to their carrying value when events or changes in circumstances indicate the carrying amount may not be recoverable. For purposes of assessing impairment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

Brink's has not had any material impairments of fixed assets in the last three years.

BAX Global recognized a $5.0 million impairment loss in 2004. The loss related to a decision to abandon the development and installation of certain transportation logistics planning software.

Each quarter, when BHS customers disconnect their monitoring service, BHS records an impairment charge related to the carrying value of the related security systems estimated to be permanently disconnected based on historical reconnection experience. BHS makes estimates about future reconnection experience in its estimate of impairment charges. Future reconnection experience is estimated using historical data. Should the estimate of future reconnection experience change, BHS's impairment charges would be affected.

Withdrawal Liabilities

The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans. The Company believes that it is likely that it will withdraw from the plans prior to June 30, 2005, the plan's year end. A withdrawal from the plans occurs when there is a significant reduction in or elimination of the hours worked by employees working under UMWA labor agreements. Upon withdrawal from these coal-related plans, the Company will become obligated to pay the plans a portion of the underfunded status of the plans as of the beginning of the plan year in which a withdrawal occurs, as determined by the plan agreements and by law. The Company expects to become obligated to pay a $36.6 million withdrawal liability during 2005 based on the funded status of the plans at June 2004. The obligation could change materially if the Company does not withdraw prior to June 30, 2005.

Employee and Retiree Benefit Obligations

The Company provides its employees and retirees benefits arising from both Company-sponsored plans (e.g. defined benefit pension plans) and statutory requirements (e.g. medical benefits for otherwise ineligible former employees and nonemployees under the Health Benefit Act).

The primary benefits which require the Company to make cash payments over an extended period of years are:

- Pension obligation
- Retiree medical obligation
- Health Benefit Act premiums to the Combined Fund
- Black Lung obligation

Accounting Policy

The Company accounts for its pension plans under SFAS No. 87, "Employers' Accounting for Pensions." The Company accounts for its retiree medical obligations and Black Lung obligations under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As a result of annual remeasurements, the Company records changes in liabilities and associated expenses over time as required under these accounting standards.

Health Benefit Act obligations are recorded under EITF No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992," which requires the Company to accrue estimated undiscounted future premiums to be paid to the Combined Fund.

As is normal for these benefits, cash payments will be made for periods ranging from the current year to over seventy years from now for certain benefits. The amount of the cash payments and related expenses will be affected over time by inflation, salary increases, investment returns and market interest rates, changes in the numbers of plan participants and changes in the benefit obligations and/or laws and regulations covering the benefit obligations. Because of the inherent volatility of these items and because the obligations are significant, the Company believes these represent critical accounting estimates.

The critical accounting estimates that determine the carrying values of liabilities and the resulting annual expense are discussed below. The plans that are affected by the assumptions discussed are identified parenthetically in the relevant title.

Application of Accounting Policy

Discount Rate (Pension, Retiree Medical and Black Lung)

A discount rate is used to determine the present value of future payments. The rate should reflect returns expected from high-quality bonds and will fluctuate over time with market interest rates. In general, the Company's liability changes in an inverse relationship to interest rates, i.e. the lower the discount rate, the higher the associated plan obligation valuation.

The Company selects a discount rate for its plan obligations after reviewing published long-term yield information for a small number of high-quality fixed-income securities (Moody's AA bond yields) and yields for the broader range of long-term high-quality securities. After considering these factors, the Company selected a discount rate of 5.75% for the valuation as of December 2004. A year ago when market interest rates were higher, the discount rate used was 6.25%. The average Moody's AA bond yields for the ten year period ended December 31, 2004 was approximately 7.1%.

Sensitivity Analysis

The discount rate selected at year end materially affects the valuations of plan obligations at year end and calculations of net periodic expenses for the following year.

The tables below compare hypothetical plan obligation valuations as of December 31, 2004 and estimated expenses for 2005 if the Company had used discount rates that were 100 basis points lower or higher.

Plan Obligations at December 31, 2004

(In millions)	Hypothetical 4.75%	Actual **5.75%**	Hypothetical 6.75%
Primary U.S. pension plan:			
ABO	$ 775	**662**	573
PBO	878	**742**	636
Coal-related retiree medical (APBO before reduction for VEBA)	693	**618**	555
Black Lung	59	**55**	51

Projected 2005 Expense

(In millions)	Hypothetical 4.75%	Actual **5.75%**	Hypothetical 6.75%
Primary U.S. pension plan	$ 61	**40**	24
Coal-related retiree medical	39	**37**	35
Black Lung	5	**4**	4

Return on Assets (Pension and Retiree Medical)

The Company's primary U.S. defined benefit pension plan had assets at December 31, 2004 valued at approximately $595 million. This pension plan's assets are invested primarily using actively managed accounts with asset allocation targets of 47.5% domestic equities and 22.5% international equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund, or derivative instruments unless used for hedging purposes. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company-sponsored retiree medical plan had assets in the VEBA at December 31, 2004 valued at approximately $172 million. The assets in the VEBA are invested and managed on a similar basis to the pension plan. Accordingly, the same long-term rate of return assumption is used for the VEBA.

Pension accounting principles require companies to use estimates of expected asset returns over long periods of time. The Company selects the expected long-term rate of return assumption using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return. After following the above process, the Company selected 8.75% as its expected long-term rate of return as of December 31, 2004 and 2003.

It is unlikely that in any given year the actual rate of return will be the same as the assumed long-term rate of return. In general, if actual returns exceed the expected long-term rate of return, future levels of expense will go down and vice-versa. Over the last ten years, the annual returns of the Company's primary pension plan have fluctuated from a high of a 28% gain (2003) to a low of a 9% loss (2002) and averaged over 10%, net of fees, over the period. During that time period there were seven years in which returns exceeded the assumed long-term rate of return and three years, the three years ended December 31, 2002, with returns below the assumed long-term rate of return.

If the Company were to use a different long-term rate of return assumption, it would affect annual pension expense but would have no immediate effect on funding requirements. For every hypothetical change of 100 basis points in the assumed long-term rate of return on plan assets, the Company's U.S. annual pension plan expense in 2005 would increase or decrease by approximately $6 million before tax. Similarly, the annual benefit of investment income in the VEBA would increase or decrease by approximately $2 million.

The reduction (or "credit") to pension expense associated with the assumed investment return fluctuates based on the level of plan assets (over time, the higher the level of assets, the higher the credit and vice versa) and the assumed rate of return (the higher the rate, the higher the credit and vice versa).

For the pension plan, the Company calculates expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. The market-related value of the plan assets is different from the actual or fair-market value of the assets. The actual or fair-market value is the value of the assets at a point in time that are available to make payments to pensioners and to cover any transaction costs. The market-related value recognizes changes in fair-value on a straight-line basis over five years. This spreading reduces the effects of year-over-year volatility in the financial markets.

The Company had significant investment losses in the three years ending December 31, 2002 that have not yet fully affected pension expense. The Company expects its pension expense will increase in the next several years because of the amortization of the net investment losses. This will be partially offset by the favorable returns earned in 2003 and 2004.

The Company has elected to calculate expected investment returns on assets in the VEBA by applying the expected long-term rate of return to the fair market value of the assets at year end. This is likely to cause the credit from the VEBA's expected return to fluctuate more than the similar credit in the pension plan.

Salary Inflation (Pension)

Pension expense and liabilities will vary with the expected rate of salary increases – the higher or lower the annual increase, the higher or lower the liability and expense. Since there are no currently known significant changes in approach to compensation at any of its business units, management believes that recent historical behavior is likely to continue. Accordingly, its view of future compensation inflation is heavily influenced by recent history. The Company expects its weighted average salary inflation for its primary U.S. pension plan to remain at or about 5%, based on current rates of inflation.

Medical Inflation (Retiree Medical, Health Benefit Act)

Changes in medical inflation will affect liability and expense amounts differently for the plans noted. There is a direct link between medical inflation and expected spending for postretirement medical benefits under the Company-sponsored plan for 2005 and for later years. Future cash payments associated with the Health Benefit Act will reflect only a portion of the effect of medical inflation as a result of statutory limitations on premium growth.

For the retiree medical plan, the Company assumed an inflation rate of 10% for 2005, and projects this rate to decline to 5% by 2010 for the Company-sponsored plans. The average annual increase for medical inflation in the plan for the last three years has been above 9%. Health Benefit Act liabilities were assumed to have a 4.5% inflation rate for premium payments. The average annual premium increases over the last three years have been below 4.5% since premium increases are related only to increases in prices of medical benefits and do not include cost changes stemming from the use of more expensive treatments, changes in technology or the amount of care required. Because of the volatility of medical inflation it is likely that there will be future adjustments, although the direction and extent of these adjustments cannot be predicted at the present time.

If the Company had assumed that the health care cost trend rates would be 100 basis points higher in each future year, the APBO for the coal-related retiree medical benefit plan would have been approximately $78 million higher at December 31, 2004 and the expense for 2004 would have been $3.8 million higher. If the Company had assumed that the future health care cost trend rate would be 100 basis points lower, the APBO would have been approximately $65 million lower at December 31, 2004 and the related 2004 expenses would have been $3.2 million lower.

Numbers of Participants (All Plans)

The valuations of all of these benefit plans are affected by the life expectancy of the participants. Accordingly, the Company relies on actuarial information to predict the number and life expectancy of participants. The Company uses the 1983 Group Annuity Mortality table for all plans, except the Health Benefit Act liability, which uses the U.S. Life 79-81 mortality table.

Due to the complexity of the contractual relationship with the UMWA for postretirement medical benefits and the application of regulations associated with the Health Benefit Act, the number of participants has and will continue to fluctuate as new participants are made known to the Company and as the Company and others investigate the application of the regulations. Since the Company is no longer operating in the coal industry, it anticipates that the number of participants in the postretirement medical plan and the number of beneficiaries under the Health Benefit Act will decline over time due to mortality.

Changes in Laws (All Plans)

The Company's valuations of its liabilities are determined under existing laws and regulations. Changes in laws and regulations which affect the ultimate level of liabilities and expense are reflected once the changes are final and their impact can be reasonably estimated. Recent changes in laws that provide government subsidies for amounts paid for pharmaceuticals for medicare-eligible medical plan participants have reduced the Company's liability. Changes in laws directed at changing the funding available for medical benefits related to unassigned beneficiaries under the Health Benefit Act could significantly reduce the Company's ultimate liability to the Combined Fund.

Workers' Compensation

Besides the effects of changes in medical costs, workers' compensation costs are affected by the severity and types of injuries, changes in state regulations and their application and the quality of programs that assist an employee's return to work. The Company's liability for future payments for workers' compensation claims is evaluated with the assistance of its actuary.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123 and supersedes APB 25. SFAS No. 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The effective date of SFAS No. 123R is the first reporting period beginning after June 15, 2005, which is third quarter 2005 for calendar year companies, although early adoption is allowed. SFAS No. 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, except that entities also are allowed to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS No. 123.

The Company currently utilizes Black-Scholes, a standard option pricing model, to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS No. 123R.

The Company currently expects to adopt SFAS No. 123R effective July 1, 2005; however, the Company has not yet determined which of the adoption methods it will use. Subject to a complete review of the requirements of SFAS No. 123R, based on stock options granted to employees through December 31, 2004, and stock options expected to be granted during 2005, the Company expects that the adoption of SFAS No. 123R on July 1, 2005, will reduce both third quarter 2005 and fourth quarter 2005 net earnings by approximately $1 million ($0.02 per diluted share). See note 16 for further information on the Company's share-based compensation plans.

FORWARD-LOOKING INFORMATION

This release contains both historical and forward-looking information. Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," "may," "should" and similar expressions may identify forward-looking information. Forward-looking information in this document includes, but is not limited to, statements regarding the expectation of significant ongoing expenses and cash outflows related to former coal operations, the recordation of future gains and impairment charges, the creation of further valuation allowances and the reversal of valuation allowances, the anticipated effective tax rate for 2005 and beyond, Brink's ability to generate profit margins above 7% annually, consolidation of the industry within which Brink's operates, variances in Brink's performance from period to period, expected increases in expenses related to safety and security in 2005, the outcome of the investigation into the non-payment of customs duties and value-added tax by a non-U.S. subsidiary of Brink's, Incorporated, changes in the disconnect rate at BHS, BHS' expansion into the commercial sector and the costs related to the expansion, the impact that the refusal of police departments to respond to calls from alarm companies without visual verification could have on BHS' results of operations, anticipated changes in the estimated assets and liabilities related to Legacy liabilities, increases in pension and health care expense, expected tax receivables from Virginia, projected expenses related to legacy liabilities of former coal operations, expected coal-related tax benefits, the expectation that the Company will realize the benefit of net deferred tax assets, the estimated payout period for annual Combined Fund premiums, the timing of and liability for withdrawal from coal-related multi-employer pension plans, changes in payment requirements for unassigned beneficiaries under the Health Benefit Act and increases of the Company's obligations under the Health Benefit Act for this and other reasons, the recognition of tax benefits upon the favorable resolution of a tax contingency, the expected recognition of a gain in 2005 as reclamation-related liabilities are transferred to the buyer of the West Virginia coal properties, expected costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the possibility that Venezuela may be considered highly inflationary again, capital expenditures and aircraft heavy maintenance expenditures in 2005, expected utilization of additional debt and increased sales of receivables, estimated contractual obligations for the next five years, the adequacy of sources of liquidity to meet the Company's near term requirements, the use of earnings from foreign subsidiaries and equity affiliates, the impact of exchange rates, possible pension plan funding, the replacement of some of the Company's surety bonds due to the assumption of various reclamation obligations by purchasers of the Company's former coal operations, the ability of the Company to provide letters of credit or other collateral to replace any surety bonds that are not renewed in the future, the use of the Letter of Credit Facility to replace surety bonds and other letters of credit, the replacement of the BAX Global receivables program, future contributions to and use of the VEBA, and expected investment returns on funds contributed to the VEBA, the amount and timing of additional FBLET refunds, if any, the outcome of pending litigation, estimated remaining clean-up, operational and maintenance costs for the Tankport matter, estimates for coal-related contingent liabilities, the likelihood of losses due to non-performance by parties to hedging instruments, projected payments and expense for the primary U.S. pension plan and its expected long-term rate of return, possible pension plan contributions, the effectiveness of the Company's hedges, possible impairments of BAX Global's goodwill, estimates of future reconnection experience at BHS and the impact of any change in estimates on BHS' impairment charges, estimated discount rates and expected returns on assets related to legacy liabilities, the Company's salary increase assumption, changes in the assumed level of inflation for a number of the Company's benefit plans, the impact of the repatriation provision of the American Jobs Creation Act of 2004 and the impact of recent changes in law on the Company's liabilities, involve forward-looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated.

These risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, the timing of the pass-through of costs by third parties and governmental authorities relating to the disposal of the coal assets, retirement decisions by mine workers, performance of the investments made by the multi-employer plans, estimates made by the multi-employer plans, the number of participants in the multi-employer plans and the cost to administer the plans, comparisons of hours worked by covered coal employees over the last five years versus industry averages, black lung claims incidence, the number of dependents of mine workers for whom benefits are provided, actual medical and legal expenses related to benefits, increases in the Company's shares of the unassigned obligations under the Health Benefit Act, the funding and benefit levels of multi-employer plans and pension plans, changes in inflation rates (including medical inflation) and interest rates, acquisitions and dispositions made by the Company in the future, the completion and processing of permit replacement documentation and the ability of the purchasers of coal assets to post the required bonds, the return to profitability of operations in jurisdictions where the Company has recorded valuation adjustments, the ability of Brink's competitors to provide safe and reliable service at a lesser cost, Brink's ability to cost effectively match customer demand with appropriate resources, Brink's loss experience, changes in insurance costs, the evaluation of remedial alternatives and the input of governmental authorities regarding the non-payment of customs duties and value-added tax, the ability of the home security industry to dissuade law enforcement and municipalities from refusing to respond to alarms, the willingness of BHS' customers to pay for private response personnel or other alternatives to police responses to alarms, the amount of work performed by third parties in connection with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the demand for capital by the Company and the availability of such capital, significant changes in the utilization of leased or owned aircraft, the cash, debt and tax position and growth needs of the Company, the funding of and accounting for the VEBA, positions taken by governmental authorities with respect to claims for FBLET refunds, Virginia tax receivables and the repatriation provision of the American Jobs Creation Act of 2004, discovery of new facts relating to civil suits, the addition of claims or changes in relief sought by adverse parties, changes in the scope or method of remediation or monitoring of the Tankport property, the nature of the Company's hedging relationships, the financial performance of the Company, overall economic and business conditions, foreign currency exchange rates, changes in assumptions underlying the Company's critical accounting policies, as more fully described in the section "Application of Critical Accounting Policies" but including, discount rates, expectations of future performance, the timing of deductibility of expenses, estimated reconnection experience at BHS, anticipated return on assets projections regarding the number of participants in and beneficiaries of the Company's employee and retiree benefit plans, and the promulgation and adoption of new accounting standards and interpretations, including SFAS 123R and Financial Accounting Standards Board ("FASB") Staff Position 109-2, mandatory or voluntary pension plan contributions, the impact of continuing initiatives to control costs and increase profitability, pricing and other competitive industry factors, fuel prices, new government regulations, legislative initiatives, judicial decisions, variations in costs or expenses and the ability of counterparties to perform.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework". Based on our assessment, we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by KPMG LLP, the independent registered public accounting firm which also audited the Company's consolidated financial statements. KPMG's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 75 hereof.

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Brink's Company

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting, that The Brink's Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Brink's Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Brink's Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in "Internal Control – Integrated Framework" issued by COSO. Also, in our opinion, The Brink's Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control – Integrated Framework" issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Brink's Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
Richmond, Virginia
March 15, 2005

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Brink's Company

We have audited the accompanying consolidated balance sheets of The Brink's Company and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Brink's Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP
Richmond, Virginia
March 15, 2005

THE BRINK'S COMPANY
and subsidiaries

Consolidated Balance Sheets

(In millions, except per share amounts)		December 31, 2004	2003
ASSETS			
Current assets:			
Cash and cash equivalents	$	**169.0**	128.7
Accounts receivable, (net of estimated uncollectible amounts: 2004 - $26.7; 2003 - $27.6)		**749.5**	580.3
Prepaid expenses and other current assets		**58.1**	59.8
Deferred income taxes		**116.0**	91.7
Total current assets		**1,092.6**	860.5
Property and equipment, net		**914.0**	873.2
Goodwill, net		**259.6**	244.1
Investments held by Voluntary Employees' Beneficiary Association trust		-	105.2
Deferred income taxes		**234.7**	282.7
Other		**177.3**	182.9
Total assets	$	**2,678.2**	2,548.6
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	$	**27.5**	35.8
Current maturities of long-term debt		**35.1**	17.2
Accounts payable		**357.0**	286.9
Accrued liabilities		**612.5**	504.2
Total current liabilities		**1,032.1**	844.1
Long-term debt		**181.6**	221.5
Accrued pension costs		**117.0**	86.6
Postretirement benefits other than pensions		**331.2**	504.2
Deferred revenue		**139.5**	130.7
Deferred income taxes		**26.0**	26.5
Other		**176.8**	239.4
Total liabilities		**2,004.2**	2,053.0
Commitments and contingent liabilities (notes 4, 6, 13, 14, 15, 18 and 23)			
Shareholders' equity:			
Common stock, par value $1 per share:			
Shares authorized: 100.0			
Shares issued and outstanding: 2004 - 56.7; 2003 - 54.3		**56.7**	54.3
Capital in excess of par value		**457.4**	383.0
Retained earnings		**352.9**	237.2
Employee benefits trust, at market value:			
Shares not allocated to employees: 2004 – 1.1; 2003 – 0.6		**(44.9)**	(14.0)
Accumulated other comprehensive income (loss):			
Minimum pension liabilities		**(129.9)**	(122.1)
Foreign currency translation		**(18.2)**	(45.6)
Unrealized gains on cash flow hedges		-	0.1
Unrealized gains on marketable securities		-	2.7
Accumulated other comprehensive loss		**(148.1)**	(164.9)
Total shareholders' equity		**674.0**	495.6
Total liabilities and shareholders' equity	$	**2,678.2**	2,548.6

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries

Consolidated Statements of Operations

		Years Ended December 31,	
(In millions, except per share amounts)	2004	2003	2002
Revenues	$ 4,718.1	3,998.6	3,733.8
Expenses:			
Operating expenses	3,964.2	3,404.2	3,136.1
Selling, general and administrative expenses	573.1	520.6	470.6
Total expenses	4,537.3	3,924.8	3,606.7
Gain on sale of equity interest	-	10.4	-
Other operating income, net	9.1	15.6	5.2
Operating profit	189.9	99.8	132.3
Interest income	4.6	6.2	3.1
Interest expense	(22.9)	(25.4)	(23.0)
Stabilization Act compensation	-	-	5.9
Other income (expense), net	2.8	2.3	(5.2)
Minority interest	(12.9)	(9.0)	(3.3)
Income from continuing operations before income taxes	161.5	73.9	109.8
Provision for income taxes	60.9	55.7	40.4
Income from continuing operations	100.6	18.2	69.4
Income (loss) from discontinued operations (2002 includes $2 million of retained expenses of former coal operations. These types of expenses in 2003 and 2004 are recorded in continuing operations. See note 6.)	20.9	11.2	(43.3)
Net income	$ 121.5	29.4	26.1
Net income (loss) per common share			
Basic:			
Continuing operations	$ 1.84	0.34	1.31
Discontinued operations	0.39	0.21	(0.83)
	$ 2.23	0.55	0.48
Diluted:			
Continuing operations	$ 1.82	0.34	1.30
Discontinued operations	0.38	0.21	(0.82)
	$ 2.20	0.55	0.48

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,		
(In millions)	**2004**	2003	2002
Net income	$ **121.5**	29.4	26.1
Other comprehensive income (loss):			
Minimum pension liability adjustments:			
Adjustments to minimum pension liability	**(9.2)**	27.1	(210.8)
Tax benefit (expense) related to minimum pension liability adjustment	**1.4**	(12.0)	80.1
Minimum pension liability adjustments, net of tax	**(7.8)**	15.1	(130.7)
Foreign currency:			
Translation adjustments arising during the year	**25.7**	47.0	8.1
Tax benefit related to translation adjustments	**0.9**	-	-
Reclassification adjustment for losses included in net income	**0.8**	0.9	-
Foreign currency translation adjustments	**27.4**	47.9	8.1
Cash flow hedges:			
Unrealized net gains (losses) on cash flow hedges arising during the year	**2.6**	2.4	(4.2)
Tax benefit (expense) related to unrealized net gains (losses) on cash flow hedges	**(0.9)**	(0.7)	1.3
Reclassification adjustment for net losses (gains) realized in net income	**(2.8)**	5.2	3.5
Tax expense (benefit) related to net losses (gains) realized in net income	**1.0**	(1.6)	(1.1)
Unrealized net gains (losses) on cash flow hedges, net of tax	**(0.1)**	5.3	(0.5)
Marketable securities:			
Unrealized net gains on marketable securities arising during the year	**0.1**	4.4	0.6
Tax expense related to unrealized net gains on marketable securities	**-**	(1.5)	(0.2)
Reclassification adjustment for net losses (gains) realized in net income	**(4.3)**	0.2	(0.8)
Tax expense (benefit) related to net losses (gains) realized in net income	**1.5**	(0.1)	0.2
Unrealized net gains (losses) on marketable securities, net of tax	**(2.7)**	3.0	(0.2)
Other comprehensive income (loss)	**16.8**	71.3	(123.3)
Comprehensive income (loss)	$ **138.3**	100.7	(97.2)

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2004, 2003 and 2002

(In millions)	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Employee Benefits Trust	Accumulated Other Comprehensive Loss	Total
Balance as of December 31, 2001	$ 0.2	54.3	400.1	193.3	(58.9)	(112.9)	476.1
Net income	-	-	-	26.1	-	-	26.1
Other comprehensive loss	-	-	-	-	-	(123.3)	(123.3)
Dividends:							
Common stock ($0.10 per share)	-	-	-	(5.2)	-	-	(5.2)
Preferred stock ($31.25 per share)	-	-	-	(0.5)	-	-	(0.5)
Repurchase shares of:							
Common stock	-	-	(0.3)	-	-	-	(0.3)
Preferred stock	(0.2)	-	(10.0)	(0.6)	-	-	(10.8)
Employee benefits trust:							
Remeasurement	-	-	(5.3)	-	5.3	-	-
Shares for employee benefit programs	-	-	(1.7)	-	20.6	-	18.9
Tax benefit of stock options exercised	-	-	0.2	-	-	-	0.2
Balance as of December 31, 2002	-	54.3	383.0	213.1	(33.0)	(236.2)	381.2
Net income	-	-	-	29.4	-	-	29.4
Other comprehensive income	-	-	-	-	-	71.3	71.3
Common stock dividends ($0.10 per share)	-	-	-	(5.3)	-	-	(5.3)
Employee benefits trust:							
Remeasurement	-	-	(0.1)	-	0.1	-	-
Shares for employee benefit programs	-	-	(0.1)	-	18.9	-	18.8
Tax benefit of stock options exercised	-	-	0.2	-	-	-	0.2
Balance as of December 31, 2003	-	54.3	383.0	237.2	(14.0)	(164.9)	495.6
Net income	-	-	-	121.5	-	-	121.5
Other comprehensive income	-	-	-	-	-	16.8	16.8
Common stock dividends ($0.10 per share)	-	-	-	(5.4)	-	-	(5.4)
Retire shares of common stock	-	(0.1)	(0.2)	(0.4)	-	-	(0.7)
Employee benefits trust:							
2.5 million shares issued to trust	-	2.5	58.9	-	(61.4)	-	-
Remeasurement	-	-	28.7	-	(28.7)	-	-
Shares for employee benefit programs	-	-	(17.7)	-	59.2	-	41.5
Tax benefit of stock options exercised	-	-	4.7	-	-	-	4.7
Balance as of December 31, 2004	$ -	56.7	457.4	352.9	(44.9)	(148.1)	674.0

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries

Consolidated Statements of Cash Flows

(In millions)	Years Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ **121.5**	29.4	26.1
Adjustments to reconcile net income to net cash provided by operating activities:			
(Income) loss from discontinued operations, net of tax	**(20.9)**	(11.2)	43.3
Depreciation and amortization	**175.0**	168.0	149.9
Impairment charges from subscriber disconnects	**38.4**	34.3	32.3
Amortization of deferred revenue	**(26.1)**	(25.0)	(23.9)
Impairment of other long-lived assets	**5.8**	1.3	15.8
Aircraft heavy maintenance expense	**26.2**	21.3	30.6
Deferred income taxes	**21.8**	30.2	(0.5)
Provision (credit) for uncollectible accounts receivable	**4.0**	(1.1)	3.2
Other operating, net	**13.7**	3.5	22.9
Postretirement benefit funding (more) less than expense:			
Pension	**23.5**	4.6	(23.8)
Other than pension	**(60.9)**	9.5	0.7
Change in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**(128.9)**	12.5	(14.6)
Accounts payable and accrued liabilities	**77.4**	(6.8)	19.1
Deferred subscriber acquisition cost	**(19.5)**	(18.4)	(17.7)
Deferred revenue from new subscribers	**34.6**	28.2	27.1
Other, net	**(5.7)**	1.3	7.2
Discontinued operations, net	**0.2**	19.2	(56.4)
Net cash provided by operating activities	**280.1**	300.8	241.3
Cash flows from investing activities:			
Capital expenditures	**(220.3)**	(202.7)	(193.4)
Aircraft heavy maintenance expenditures	**(25.1)**	(23.9)	(31.0)
Cash proceeds from:			
Disposal of former natural resource interests	**28.6**	119.4	42.3
Disposal of other property and equipment	**11.0**	18.7	5.3
Monetization of notes receivable and royalty agreement related to sale of former coal operations	-	26.0	-
Acquisitions	**(14.8)**	(8.1)	(0.1)
Contributions to Voluntary Employees' Beneficiary Association trust	-	(82.0)	-
Other, net	**(1.1)**	(0.8)	(0.9)
Discontinued operations, net	**(0.8)**	(8.8)	(30.6)
Net cash used by investing activities	**(222.5)**	(162.2)	(208.4)
Cash flows from financing activities:			
Long-term debt:			
Additions	**89.5**	81.7	294.7
Repayments	**(119.5)**	(185.4)	(304.1)
Short-term borrowings (repayments), net	**(9.1)**	(15.1)	9.1
Proceeds from exercise of stock options	**24.2**	1.7	1.4
Dividends	**(5.4)**	(5.3)	(5.7)
Repurchase of stock	-	-	(11.1)
Other, net	**(1.8)**	(0.6)	(1.0)
Net cash used by financing activities	**(22.1)**	(123.0)	(16.7)
Effect of exchange rate changes on cash	**4.8**	10.8	(0.6)
Net increase in cash and cash equivalents	**40.3**	26.4	15.6
Cash and cash equivalents at beginning of year	**128.7**	102.3	86.7
Cash and cash equivalents at end of year	$ **169.0**	128.7	102.3

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Brink's Company (along with its subsidiaries, the "Company") has three operating segments:

- Brink's, Incorporated ("Brink's")
- Brink's Home Security, Inc. ("BHS")
- BAX Global Inc. ("BAX Global")

During the last three years, the Company sold essentially all of its natural resource businesses and interests, and the results of these operations have been reclassified to discontinued operations. The Company has significant liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to these obligations.

Principles of Consolidation

The consolidated financial statements include the accounts of The Brink's Company and the subsidiaries it controls. Control is determined based on ownership rights or, when applicable, based on whether the Company is considered the primary beneficiary of a variable interest entity. The Company's interest in 20%-to 50%-owned companies that are not controlled are accounted for using the equity method ("equity affiliates"), unless the Company does not sufficiently influence the management of the investee. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Brink's. Revenue is recognized when services are performed. Services related to armored car transportation, ATM servicing, cash logistics and coin sorting and wrapping are performed in accordance with the terms of customer contracts, which contract prices are fixed and determinable. Brink's assesses the customer's ability to meet the terms of the contract, including payment terms, before entering into contracts.

BHS. Monitoring revenues are recognized monthly as services are provided pursuant to the terms of customer contracts, which contract prices are fixed and determinable. BHS assesses the customer's ability to meet the terms of the contract, including payment terms, before entering into contracts. Nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions) are deferred and recognized over an estimated 15 year subscriber relationship. When an installation is identified for disconnection, any unamortized deferred revenues and deferred costs related to that installation are recognized at that time.

BAX Global. Revenues related to transportation services are recognized, together with related variable transportation costs, on the date shipments depart from facilities en route to destination locations. BAX Global and its customer agree to the terms of the shipment, including pricing, prior to shipment. Pricing terms are fixed and determinable, and BAX Global only agrees to shipments when it believes that the collectibility of related billings is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses on the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has an accounts receivable securitization program (described in note 14). Transfers of receivables under this program are accounted for as a sale under Statements of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

Property and Equipment

Property and equipment is accounted for at cost. Depreciation is calculated principally on the straight-line method. Amortization of capitalized software is calculated principally on the straight-line method.

Estimated Useful Lives	Years
Buildings	10 to 40
Building leasehold improvements	1 to 20
Security systems	15
Vehicles	3 to 12
Capitalized software	3 to 7
Other machinery and equipment	3 to 20
Machinery and equipment leasehold improvements	1 to 10
Aircraft and related assets	1 to 5

Expenditures for routine maintenance and repairs on property and equipment, including aircraft, are charged to expense. Major renewals, betterments and modifications are capitalized and amortized over the lesser of the remaining life of the asset or, if applicable, lease term. Scheduled airframe and periodic engine overhaul costs are capitalized when incurred and amortized over the flying time to the next scheduled maintenance date.

BHS retains ownership of most security systems installed at subscriber locations. Costs for those systems are capitalized and depreciated over the estimated lives of the assets. Costs capitalized as part of security systems include equipment and materials used in the installation process, direct labor required to install the equipment at customer sites, and other costs associated with the installation process. These other costs include the cost of vehicles used for installation purposes and the portion of telecommunication, facilities and administrative costs incurred primarily at BHS' branches that are associated with the installation process. In 2004, direct labor and other costs represented approximately 70% of the amounts capitalized, while equipment and materials represented approximately 30% of amounts capitalized. In addition to regular straight-line depreciation expense each period, the Company charges to expense the carrying value of security systems estimated to be permanently disconnected based on each period's actual disconnects and historical reconnection experience.

The costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. Costs that are capitalized include external direct costs of materials and services to develop or obtain the software, and internal costs, including compensation and employee benefits for employees directly associated with a software development project. Amortization of capitalized software costs was $19.6 million in 2004, $20.2 million in 2003, and $19.8 million in 2002.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." At December 31, 2004, Brink's had $92.1 million of net goodwill, including $7.7 million added in 2004 related to acquisitions. BAX Global had $167.5 million of net goodwill at December 31, 2004.

Impairment of Long-Lived Assets

The Company reviews and accounts for the impairment of goodwill in accordance with SFAS No. 142. Goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected future cash flows. The Company completed goodwill impairment tests during each of the last three years with no impairment charges required.

The Company reviews and accounts for the impairment of long-lived assets other than goodwill, including property and equipment and certain other noncurrent assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Long-lived assets besides goodwill are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For long-lived assets other than goodwill that are to be held and used in operations, an impairment is indicated when the estimated total undiscounted cash flow associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

Long-lived assets not needed for operations and held for sale are carried at the lower of carrying value or fair value less cost to sell. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

Investments Held by VEBA Trust

Prior to January 1, 2004, the Company accounted for the investments held by its Voluntary Employees' Beneficiary Association trust ("VEBA") as marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments held by the VEBA were classified as available-for-sale and reported at fair value. Unrealized gains and losses were recognized in other comprehensive income (loss) and realized gains and losses were recognized in earnings. Realized gains and losses were computed based on the average cost method.

Effective January 1, 2004, the Company restricted the use of the assets held by its VEBA to pay only obligations of its coal-related retiree medical plan and, accordingly, began accounting for the VEBA as a plan asset in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Since January 1, 2004, the VEBA is reflected as a direct offset to the liability within postretirement benefits other than pensions on the Company's balance sheet. With the restriction in the use of the VEBA, an unrealized net gain of $4.4 million was recognized in 2004 within other income (expense), net.

Share-Based Compensation

The Company accounts for its share-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, since options are granted with an exercise price equal to the market price of the stock on the date of grant, the Company has not recognized any compensation expense related to its stock option plans.

Had compensation costs for the Company's stock option plans been determined based on the fair value of awards at the grant dates consistent with the optional recognition provision of SFAS No. 123, "Accounting for Stock Based Compensation," net income and net income per share would have been the pro forma amounts indicated below:

	Years Ended December 31,		
(In millions, except per share amounts)	**2004**	2003	2002
Net income			
As reported	$ **121.5**	29.4	26.1
Less share-based compensation expense determined under fair value method, net of related tax effects	**(3.6)**	(4.7)	(4.4)
Pro forma	$ **117.9**	24.7	21.7
Net income per share			
Basic, as reported	$ **2.23**	0.55	0.48
Basic, pro forma	**2.16**	0.47	0.40
Diluted, as reported	$ **2.20**	0.55	0.48
Diluted, pro forma	**2.13**	0.46	0.39

In these tables, the fair value of each stock option grant is estimated at the time of the grant using the Black-Scholes option-pricing model. Pro forma net income and net income per share disclosures are computed by amortizing the estimated fair value of the grants over vesting periods. For options with graded vesting, the estimated fair value is amortized in accordance with the guidance in Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." If a different option-pricing model had been used, results may have been different.

The assumptions used and the resulting weighted-average grant-date estimates of fair value for options granted are as follows:

	Years Ended December 31,		
	2004	2003	2002
Options granted			
In millions	**0.9**	0.6	1.0
Weighted-average exercise price per share	$ **31.88**	15.24	21.50
Weighted-Average Assumptions			
Expected dividend yield	**0.5%**	0.5%	0.5%
Expected volatility	**32%**	37%	37%
Risk-free interest rate	**3.3%**	2.3%	3.7%
Expected term (in years)	**3.8**	4.0	4.0
Fair value estimates			
In millions	$ **8.3**	3.0	6.6
Weighted-average per share	$ **8.84**	4.69	6.97

Postretirement Benefits Other Than Pensions

Postretirement benefits other than pensions, except for those established pursuant to the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to accrue the cost of retirement benefits during the employees' service with the Company. Actuarial gains and losses are deferred. The portion of the deferred gains or losses that exceeds 10% of the accumulated postretirement benefit obligation at the beginning of the year is amortized into earnings over the average remaining life expectancy for inactive participants.

Postretirement benefit obligations established by the Health Benefit Act are recorded as a liability when they are probable and estimable in accordance with Emerging Issues Task Force ("EITF") No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992."

Income Taxes

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

Foreign Currency Translation

The Company's consolidated financial statements are reported in U.S. dollars. A substantial amount of the Company's business is transacted in other currencies due to the large number of countries in which the Company operates. In addition, the Company's foreign subsidiaries maintain their records primarily in the currency of the country within which they operate. Accordingly, income, expense and balance sheet values must be translated into U.S. dollars. The value of assets and liabilities of foreign subsidiaries are translated into U.S. dollars using rates of exchange at the balance sheet date and resulting cumulative translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses and translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income.

Derivative Instruments and Hedging Activities

All derivative instruments are recorded in the consolidated balance sheets at fair value. If the derivative has been designated as a cash flow hedge, changes in the fair value are recognized in other comprehensive income (loss) until the hedged transaction is recognized in earnings.

Use of Estimates

In accordance with U.S. generally accepted accounting principles ("GAAP"), management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Actual results could differ materially from those estimates. The most significant estimates used by management are related to goodwill and long-lived assets, heavy maintenance expense, pension and other postretirement benefit obligations, withdrawal liability from United Mine Workers of America pension plans, and deferred tax assets.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

Former Coal Operations - 2002

The following accounting policies of the Company's former coal operations were in effect in 2002. The Company completed its exit of the coal business in December 2002. The operating results of the former coal operations for 2002 are included as a component of the Company's income (loss) from discontinued operations. Since the Company is no longer in the coal business, it has not used these policies since 2002.

Revenue Recognition

Coal sales were generally recognized when coal was loaded onto transportation vehicles for shipment to customers. For domestic sales, this generally occurred when coal was loaded onto railcars at mine locations. For export sales, this generally occurred when coal was loaded onto marine vessels at terminal facilities.

Expenses related to Property, Plant and Equipment

Depletion of bituminous coal lands was provided on the basis of tonnage mined in relation to the estimated total of recoverable tonnage in the ground. Mine development costs were capitalized and amortized over the estimated useful life of the mine. These costs included expenses incurred for site preparation and development at the mines during the development stage. A mine was considered under development until management determined that all planned production units were in place and the mine was available for commercial operation and the mining of coal.

New Accounting Standards

Adopted Standards

Effective January 1, 2004, the Company adopted FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through a means other than voting rights. The implementation of this new standard did not have a material effect on the Company's results of operations or financial position.

Effective December 31, 2003, the Company adopted SFAS No. 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132R does not change the way liabilities are valued and expenses are calculated for those plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2 ("FSP 109-2"), "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004." The American Job Creation Act introduced a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to U.S. taxpayers, provided certain criteria are met. FSP 109-2 provides accounting and disclosure guidance for the repatriation provision. FSP 109-2 is effective immediately and the required disclosures have been included in note 18.

Standards not yet adopted

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123 and supersedes APB 25. SFAS No. 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The effective date of SFAS No. 123R is the first reporting period beginning after June 15, 2005, which is third quarter 2005 for calendar year companies, although early adoption is allowed. SFAS No. 123R permits companies to adopt its requirements using either a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, except that entities also are allowed to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS No. 123.

The Company currently utilizes Black-Scholes, a standard option pricing model, to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS No. 123R. See note 16 for further information.

The Company currently expects to adopt SFAS No. 123R effective July 1, 2005; however, the Company has not yet determined which of the adoption methods it will use. Subject to a complete review of the requirements of SFAS No. 123R, based on stock options granted to employees through December 31, 2004, and stock options expected to be granted during 2005, the Company expects that the adoption of SFAS No. 123R on July 1, 2005, will reduce both third quarter 2005 and fourth quarter 2005 net earnings by approximately $1 million ($0.02 per diluted share). See note 16 for further information on the Company's share-based compensation plans.

NOTE 2 - SEGMENT INFORMATION

The Company conducts business in three different operating segments: Brink's, BHS, and BAX Global. These reportable segments are identified by the Company based on how resources are allocated and how operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss, excluding corporate allocations.

Brink's offers services globally including armored car transportation, automated teller machine ("ATM") replenishment and servicing, currency and deposit processing including its "Cash Logistics" operations, coin sorting and wrapping, arranging the secure air transportation of valuables ("Global Services") and the deploying and servicing of safes and safe control devices, including its patented CompuSafe® service. Brink's operates in approximately 50 countries.

BHS offers monitored security services in North America primarily for owner-occupied, single-family residences. To a lesser extent, BHS offers security services for commercial and multi-family properties. BHS typically installs and owns the on-site security systems, and charges fees to monitor and service the systems.

BAX Global provides transportation and supply chain management services on a global basis, specializing in the heavy freight market for business-to-business shipping. In North America, BAX Global provides overnight, second day and deferred freight delivery as well as supply chain management services and charter services. Internationally, BAX Global provides air and ocean delivery services, freight forwarding services, supply chain management services and international customs brokerage services. BAX Global has approximately 90 stations in the U.S. and approximately 170 stations in international locations and has agency agreements with approximately 115 agent locations.

The Company has no single customer that represents more than 10% of its total revenue.

	Assets			Revenues			Operating Profit (Loss)		
	December 31,			Years Ended December 31,			Years Ended December 31,		
(In millions)	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Business Segments									
Brink's	$ **1,041.2**	945.2	842.8	$ **1,931.9**	1,689.0	1,579.9	$ **146.7**	112.5	96.1
BHS	**440.6**	410.9	387.5	**345.6**	310.4	282.4	**80.8**	71.2	60.9
BAX Global	**839.7**	763.1	741.6	**2,440.6**	1,999.2	1,871.5	**56.2**	3.0	17.6
Business Segments	**2,321.5**	2,119.2	1,971.9	**4,718.1**	3,998.6	3,733.8	**281.7**	186.7	174.6
Corporate:									
VEBA (a)	**-**	105.2	18.2	**-**	-	-	**-**	-	-
Other	**101.3**	45.8	72.8	**-**	-	-	**(45.9)**	(27.8)	(23.1)
Former operations and interests:									
Net deferred tax assets	**230.1**	228.0	238.7	**-**	-	-	**-**	-	-
Gain on sale of equity interest	**-**	-	-	**-**	-	-	**-**	10.4	-
Other (b)	**25.3**	50.4	158.3	**-**	-	-	**(45.9)**	(69.5)	(19.2)
	$ **2,678.2**	2,548.6	2,459.9	$ **4,718.1**	3,998.6	3,733.8	$ **189.9**	99.8	132.3

(a) See notes 4 and 5.

(b) Former coal operations operating loss in 2004 and 2003 represents ongoing expenses of former coal operations; these types of expenses were classified as discontinued operations in 2002. Operating loss in 2002 represents impairment and other charges.

(In millions)	Capital Expenditures Years Ended December 31, 2004	2003	2002	Depreciation and Amortization Years Ended December 31, 2004	2003	2002
Business Segments						
Brink's	$ **76.2**	80.9	79.3	$ **81.0**	70.6	61.3
BHS	**117.6**	98.0	86.9	**42.9**	40.1	37.3
BAX Global (a)	**25.4**	23.6	27.1	**41.8**	47.0	44.4
Corporate	**1.1**	0.2	0.1	**0.7**	2.5	0.3
Property and equipment	**220.3**	202.7	193.4	**166.4**	160.2	143.3
Amortization of BHS deferred subscriber acquisition costs	-	-	-	**8.6**	7.8	6.6
	$ **220.3**	202.7	193.4	$ **175.0**	168.0	149.9

(a) Excludes aircraft heavy maintenance expenditures and amortization.

(In millions)	Years Ended December 31 2004	2003	2002
Other BHS Information			
Impairment charges from subscriber disconnects	$ **38.4**	34.3	32.3
Amortization of deferred revenue	**(26.1)**	(25.0)	(23.9)
Deferred subscriber acquisition costs (current year payments)	**(19.5)**	(18.4)	(17.7)
Deferred revenue from new subscribers (current year receipts)	**34.6**	28.2	27.1

(In millions)	Long-Lived Assets December 31, 2004	2003	2002	Revenues Years Ended December 31, 2004	2003	2002
Geographic						
International:						
Business segments:						
France	$ **168.1**	156.4	134.7	$ **516.9**	420.7	376.7
Other	**315.9**	278.8	241.3	**2,303.7**	1,741.6	1,546.8
Subtotal	**484.0**	435.2	376.0	**2,820.6**	2,162.3	1,923.5
United States:						
Business segments	**776.6**	767.9	751.2	**1,897.5**	1,836.3	1,810.3
Corporate	**1.5**	0.7	0.8	-	-	-
Former operations	**2.3**	6.4	53.6	-	-	-
Subtotal	**780.4**	775.0	805.6	**1,897.5**	1,836.3	1,810.3
	$ **1,264.4**	1,210.2	1,181.6	$ **4,718.1**	3,998.6	3,733.8

Revenues are recorded in the country where the service is initiated/performed with the exception of most of BAX Global's export freight service where revenue is shared among the origin and destination countries.

(In millions)		2004	December 31, 2003	2002
Net assets outside the U.S.				
EMEA (a)	$	**252.5**	241.8	203.5
Latin America (b)		**92.0**	73.7	64.2
Asia Pacific		**155.2**	116.9	74.4
Canada and other		**53.6**	40.0	35.7
	$	**553.3**	472.4	377.8

(a) Europe, Middle East and Africa.

(b) Latin America, Mexico and Puerto Rico.

(In millions)		2004	December 31, 2003	2002
Investments in unconsolidated equity affiliates				
Brink's	$	**11.9**	23.1	23.8
Other		**5.2**	6.9	11.7
	$	**17.1**	30.0	35.5
Share of earnings of unconsolidated equity affiliates				
Brink's	$	**1.0**	1.6	1.3
Other		**-**	(1.3)	(0.1)
	$	**1.0**	0.3	1.2

The Company's accounting method for a 20%-owned Mexican investee of Brink's changed in the third quarter of 2004 from the equity method of accounting to the cost method of accounting reflecting management's conclusion that the Company no longer sufficiently influences the management of the investee to merit equity-method accounting. The Company's investment at December 31, 2004 was approximately $9 million. The Company has approximately $14 million of currency exchange losses in accumulated other comprehensive loss related to the investee.

Undistributed earnings of equity affiliates included in consolidated retained earnings approximated $8.6 million at December 31, 2004 and $33 million at December 31, 2003.

NOTE 3 - EARNINGS PER SHARE

The following is a reconciliation between the calculations of basic and diluted income from continuing operations per common share:

(In millions)		Years Ended December 31, 2004	2003	2002
Numerator				
Income from continuing operations	$	**100.6**	18.2	69.4
Preferred stock dividends (a)		**-**	-	(0.5)
Premium on repurchase of preferred stock (a)		**-**	-	(0.6)
Numerator for basic and diluted income per share from continuing operations	$	**100.6**	18.2	68.3
Denominator				
Basic weighted average common shares outstanding		**54.6**	53.1	52.1
Effect of dilutive stock options		**0.7**	0.1	0.3
Diluted weighted average common shares outstanding		**55.3**	53.2	52.4
Antidilutive stock options excluded from computation		**0.6**	3.1	1.2

(a) See "Series C Convertible Preferred Stock" in note 17.

Shares of the Company's common stock held by The Brink's Company Employee Benefits Trust (the "Trust") that have not been allocated to employees under the Company's various benefit plans are excluded from earnings per share calculations since they are treated as treasury shares for the calculation of earnings per share. The Trust held 1.1 million unallocated shares at December 31, 2004, 0.6 million unallocated shares at December 31, 2003 and 1.8 million unallocated shares at December 31, 2002.

NOTE 4 – EMPLOYEE AND RETIREE BENEFITS

The employee benefit plans and other liabilities described below cover eligible employees and retirees. The measurement date for all plans is December 31, 2004.

Pension Plans

The Company has noncontributory defined benefit pension plans covering substantially all U.S. non-union employees who meet certain minimum requirements. The Company also has other contributory and noncontributory defined benefit plans for eligible non-U.S. employees. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Company's policy is to fund at least the minimum actuarially determined amounts required by applicable regulations.

The weighted average assumptions used in determining the net pension cost and benefit obligations for the Company's pension plans were as follows:

	U.S. Plans			Non-U.S. Plans		
	2004	2003	2002	**2004**	2003	2002
Discount rate:						
Pension cost	**6.25%**	6.75%	7.25%	**5.55%**	5.86%	6.51%
Benefit obligation at year end	**5.75%**	6.25%	6.75%	**5.32%**	5.55%	5.86%
Expected long-term rate of return on assets -						
Pension cost	**8.75%**	8.75%	10.00%	**6.37%**	6.74%	7.78%
Average rate of increase in salaries (a):						
Pension cost	**5.03%**	5.04%	5.04%	**3.09%**	3.40%	3.61%
Benefit obligation at year end	**5.03%**	5.03%	5.04%	**3.21%**	3.09%	3.40%

(a) Salary scale assumptions are determined through historical experience and vary by age and industry.

The net pension cost for the Company's pension plans is as follows:

(in millions)	U.S. Plans			Non-U.S. Plans			Total		
Years Ended December 31,	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Service cost	$ **23.5**	23.0	25.0	$ **8.7**	7.6	5.5	$ **32.2**	30.6	30.5
Interest cost on PBO	**40.8**	38.6	36.0	**9.4**	7.8	6.3	**50.2**	46.4	42.3
Return on assets - expected	**(49.5)**	(49.1)	(52.4)	**(8.8)**	(7.4)	(7.8)	**(58.3)**	(56.5)	(60.2)
Amortization of losses	**14.4**	7.4	0.9	**3.1**	3.1	0.5	**17.5**	10.5	1.4
Net pension cost	$ **29.2**	19.9	9.5	$ **12.4**	11.1	4.5	$ **41.6**	31.0	14.0

In June 2003, the Company amended the benefit formula for its U.S. pension plan which resulted in a $4.1 million reduction in service cost in 2003 from what it would have otherwise been. This change had no effect on benefits earned for service prior to June 2003.

Reconciliations of the PBO, plan assets, funded status and net pension assets at December 31, 2004 and 2003 for all of the Company's pension plans are as follows:

(In millions)	U.S. Plans		Non-U.S. Plans		Total	
Years Ended December 31,	**2004**	2003	**2004**	2003	**2004**	2003
PBO at beginning of year	**$ 672.9**	589.1	**$ 172.4**	126.6	**$ 845.3**	715.7
Service cost	**23.5**	23.0	**8.7**	7.6	**32.2**	30.6
Interest cost	**40.8**	38.6	**9.4**	7.8	**50.2**	46.4
Plan participants' contributions	**-**	-	**2.7**	2.2	**2.7**	2.2
Benefits paid	**(25.3)**	(23.4)	**(5.9)**	(4.2)	**(31.2)**	(27.6)
Actuarial loss	**50.5**	45.6	**7.8**	9.2	**58.3**	54.8
Foreign currency exchange rate changes	**-**	-	**15.6**	23.2	**15.6**	23.2
PBO at end of year	**$ 762.4**	672.9	**$ 210.7**	172.4	**$ 973.1**	845.3
Fair value of plan assets at beginning of year	**$ 541.9**	431.2	**$ 135.5**	98.7	**$ 677.4**	529.9
Return on assets – actual	**67.1**	113.7	**7.4**	14.8	**74.5**	128.5
Plan participants' contributions	**-**	-	**2.7**	2.2	**2.7**	2.2
Employer contributions	**11.4**	20.4	**6.7**	6.0	**18.1**	26.4
Benefits paid	**(25.3)**	(23.4)	**(5.9)**	(4.2)	**(31.2)**	(27.6)
Foreign currency exchange rate changes	**-**	-	**11.7**	18.0	**11.7**	18.0
Fair value of plan assets at end of year	**$ 595.1**	541.9	**$ 158.1**	135.5	**$ 753.2**	677.4
Funded status	**$ (167.3)**	(131.0)	**$ (52.6)**	(36.9)	**$ (219.9)**	(167.9)
Unrecognized experience loss	**253.3**	234.7	**57.3**	49.0	**310.6**	283.7
Unrecognized prior service cost	**0.2**	0.3	**1.0**	1.3	**1.2**	1.6
Net prepaid pension assets	**$ 86.2**	104.0	**$ 5.7**	13.4	**$ 91.9**	117.4
Included in:						
Prepaid pension assets	**$ -**	-	**$ 14.1**	15.8	**$ 14.1**	15.8
Accrued pension cost:						
Current, included in accrued liabilities	**(0.4)**	(0.4)	**(7.6)**	(5.0)	**(8.0)**	(5.4)
Noncurrent	**(80.8)**	(56.7)	**(36.2)**	(29.9)	**(117.0)**	(86.6)
Accumulated other comprehensive loss	**167.4**	161.1	**35.4**	32.5	**202.8**	193.6
Net prepaid pension assets	**$ 86.2**	104.0	**$ 5.7**	13.4	**$ 91.9**	117.4

Information comparing plan assets to plan obligations as of December 31, 2004 and 2003 are aggregated below. The accumulated benefit obligation ("ABO") differs from the PBO in that the ABO is the obligation actually earned through the date noted. The PBO includes assumptions about future compensation levels.

(In millions)	ABO Greater Than Plan Assets		Plan Assets Greater Than ABO		Total	
December 31,	**2004**	2003	**2004**	2003	**2004**	2003
PBO	**$ 919.6**	801.7	**$ 53.4**	43.6	**$ 973.0**	845.3
ABO	**824.5**	716.4	**47.5**	37.2	**872.0**	753.6
Fair value of plan assets	**703.5**	632.2	**49.7**	45.2	**753.2**	677.4

The Company's unrecognized experience loss increased in 2004 primarily due to lower discount rate assumptions (which increased the ABO and PBO) partially offset by higher than expected returns on plan assets. The unrecognized experience loss at the end of 2003 was slightly lower than the prior year as actuarial losses related to lower discount rates were more than offset by better than expected returns on plan assets. These actuarial losses are largely deferred with a portion of these losses being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.

The Company's weighted-average asset allocations at December 31, 2004 and 2003 by asset category is as follows:

(In millions, except percentages)	U.S. Plans		Non-U.S. Plans	
December 31,	2004	2003	2004	2003
Equity securities	72%	73%	54%	52%
Debt securities	27%	26%	43%	44%
Other	1%	1%	3%	4%
Total	100%	100%	100%	100%
Plan assets at fair value	$ 595.1	541.9	158.1	135.5
Actual return on assets during year	$ 67.1	113.7	7.4	14.8

Assets of U.S. pension plans are invested primarily using actively managed accounts with asset allocation targets of 70% equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund, or derivative instruments unless used for hedging purposes. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company selects the expected long-term rate of return assumption for its U.S. pension plan using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return.

Based on December 31, 2004 data, assumptions and funding regulations, the Company does not currently plan to make a contribution to the primary U.S. plan in 2005. There are limits to the amount of benefits which can be paid to participants from a U.S. qualified pension plan. The Company maintains a nonqualified U.S. plan to pay benefits for those eligible current and former employees in the U.S. whose benefits exceed the regulatory limits.

Assets of non-U.S. plans are invested primarily using actively managed accounts with weighted-average asset allocation targets of 53% equities, 46% fixed income securities and 1% other, primarily cash. The Company selects the expected long-term rates of return for its non-U.S. pension plans using advice from its investment advisors and its actuary considering plan asset allocation targets and expected overall investment manager performance.

The Company expects to contribute approximately $7.5 million to its non-U.S. pension plans in 2005.

The Company's projected benefit payments at December 31, 2004 for each of the next five years and the aggregate five years thereafter are as follows:

(In millions)	U.S. Plans	Non-U.S. Plans	Total
2005	$ 26.8	4.4	31.2
2006	28.2	4.9	33.1
2007	30.0	5.6	35.6
2008	31.9	6.6	38.5
2009	33.9	7.5	41.4
2010 through 2014	209.0	48.0	257.0
Total	$ 359.8	77.0	436.8

Multi-employer Pension Plans

The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans. The Company believes that it is likely that it will withdraw from the plans prior to June 30, 2005, the plan's year end. A withdrawal from the plans occurs when there is a significant reduction in or elimination of the hours worked by employees working under UMWA labor agreements. Upon withdrawal from these coal-related plans, the Company will become obligated to pay the plans a portion of the underfunded status of the plans as of the beginning of the plan year in which a withdrawal occurs, as determined by the plan agreements and by law. The Company expects to become obligated to pay a $36.6 million withdrawal liability during 2005 based on the funded status of the plans at June 2004. The obligation could change materially if the Company does not withdraw prior to June 30, 2005.

Expense included in continuing operations for multi-employer pension plans (excluding coal-related plans) was $3.7 million in 2004, $2.8 million in 2003 and $1.8 million in 2002.

Savings Plans

The Company sponsors various defined contribution plans to assist eligible employees in providing for retirement. Employee contributions to the primary U.S. 401(k) plan in 2002 and the first half of 2003 were matched at rates of between 50% to 100% on up to 5% of compensation (subject to certain limitations). In June 2003, the Company modified the match provision of the primary U.S. 401(k) plan and employee contributions were matched at 75% over the last half of 2003 and all of 2004. Contribution expense in continuing operations for the primary U.S. 401(k) plan aggregated $10.9 million in 2004, $11.5 million in 2003 and $10.9 million in 2002. Contribution expense for the primary U.S. 401(k) plan included in discontinued operations was $0.1 in 2003 and $0.6 million in 2002.

Contribution expense related to other plans aggregated $5.8 million in 2004, $5.0 million in 2003 and $3.6 million in 2002.

Postretirement Benefits Other Than Pensions

Summary

The Company has various postretirement benefits other than pensions. The related amounts recorded on the balance sheets for the last two years are detailed below.

(In millions)	December 31, 2004	2003
Company-sponsored plans	$ 157.1	311.9
Health Benefit Act	185.5	197.5
Black Lung	41.5	43.7
	384.1	553.1
Current, included in accrued liabilities	(52.9)	(48.9)
Noncurrent	$ 331.2	504.2

Company-Sponsored Plans

The Company provides certain postretirement health care benefits (the "Company-sponsored plans") for eligible active and retired employees in the U.S. and Canada of the Company's current and former businesses, including eligible participants of the former coal operations (the "coal-related" plans). The components of net periodic postretirement costs related to Company-sponsored plans were as follows:

(In millions)	Coal-related plans			Other plans			Total		
Years Ended December 31,	2004	2003	2002	2004	2003	2002	2004	2003	2002
Service cost	$ -	-	0.4	$ 1.0	0.9	0.8	$ 1.0	0.9	1.2
Interest cost on accumulated postretirement benefit obligations ("APBO")	32.2	34.7	31.7	1.6	1.5	1.4	33.8	36.2	33.1
Return on assets – expected	(9.2)	-	-	-	-	-	(9.2)	-	-
Amortization of losses	13.5	14.3	9.7	0.3	0.1	-	13.8	14.4	9.7
Net periodic postretirement costs	$ 36.5	49.0	41.8	$ 2.9	2.5	2.2	$ 39.4	51.5	44.0

Reconciliations of the APBO and funded status to the accrued other postretirement benefit cost (the amount recorded on the balance sheet) for Company-sponsored plans at December 31, 2004 and 2003 are as follows:

(In millions)	Coal-related plans		Other plans		Total	
Years Ended December 31,	**2004**	2003	**2004**	2003	**2004**	2003
APBO at beginning of year	$ **526.2**	518.3	$ **26.8**	23.1	$ **553.0**	541.4
Service cost	**-**	-	**1.0**	0.9	**1.0**	0.9
Interest cost	**32.2**	34.7	**1.6**	1.5	**33.8**	36.2
Benefits paid	**(35.0)**	(30.4)	**(2.3)**	(2.0)	**(37.3)**	(32.4)
Actuarial loss, net	**96.3**	3.6	**3.1**	3.3	**99.4**	6.9
Other	**(2.0)**	-	**-**	-	**(2.0)**	-
APBO at end of year	$ **617.7**	526.2	$ **30.2**	26.8	$ **647.9**	553.0
Fair value of plan assets at beginning of year	$ **-**	-	$ **-**	-	$ **-**	-
Employer contributions:						
Restriction of VEBA at January 1, 2004 (see note 5)	**105.2**	-	**-**	-	**105.2**	-
Payments to beneficiaries	**35.0**	30.4	**2.3**	2.0	**37.3**	32.4
Payments to VEBA	**50.0**	-	**-**	-	**50.0**	-
Return on assets – actual	**17.2**	-	**-**	-	**17.2**	-
Benefits paid	**(35.0)**	(30.4)	**(2.3)**	(2.0)	**(37.3)**	(32.4)
Fair value of plan assets at end of year	$ **172.4**	-	$ **-**	-	$ **172.4**	-
Funded status	$ **(445.3)**	(526.2)	$ **(30.2)**	(26.8)	$ **(475.5)**	(553.0)
Unrecognized experience loss	**314.6**	239.8	**3.1**	0.4	**317.7**	240.2
Unrecognized prior service cost	**-**	-	**0.7**	0.9	**0.7**	0.9
Accrued other postretirement benefit cost at end of year	$ **(130.7)**	(286.4)	$ **(26.4)**	(25.5)	$ **(157.1)**	(311.9)

The APBO for each of the plans was determined using the unit credit method and an assumed discount rate as follows:

Company-sponsored plans	**2004**	2003	2002
Weighted-average discount rate:			
Postretirement cost	**6.25%**	6.75%	7.25%
Benefit obligation at year end	**5.75%**	6.25%	6.75%
Expected long-term rate of return on assets – postretirement cost	**8.75%**	N/A	N/A

For Company-sponsored coal-related plans, the assumed health care cost trend rate used to compute the 2004 APBO was 10% for 2005, declining ratably to 5% in 2010 and thereafter (in 2003: 9% for 2004 declining ratably to 5% in 2009 and thereafter). The other plans provide for fixed-dollar value coverage for eligible participants and, accordingly, are not adjusted for inflation.

The table below shows the estimated effects of a one percentage point change in the assumed health care cost trend rates for each future year.

(In millions)	Effect of Change in Health Care Trend Rates	
	Increase 1%	Decrease 1%
Higher (lower):		
Service and interest cost in 2004	$ 4.0	(3.3)
APBO at December 31, 2004	79.0	(65.9)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare prescription drug benefits. Because of the broadness of coverage provided under the Company's plan, the Company believes that the plan benefits are at least actuarially equivalent to the Medicare benefits. The Company reflected the estimated effect of the new legislation in 2003 as a $45.7 million reduction to the actuarial loss, as permitted by FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The estimated value of the projected federal subsidy assumes no changes in participation rates and assumes that the subsidy is received in the year after claims are paid. The estimated reduction in per capita claim costs for participants over 65 years old was 12%.

The Act had no effect on 2003 expense. In 2004, the Company's net periodic postretirement costs were approximately $5.8 million lower due to the Act as a result of lower amortization of losses. The estimated net present value of the subsidy, reflected as a reduction to the APBO, was approximately $59 million at December 31, 2004.

The plans had an actuarial loss in 2004 due to a combination of the increase in expected medical inflation and the reduction in the discount rate. In 2003, the plans had an actuarial gain from the Medicare subsidy. This was more than offset by an actuarial loss primarily related to the reduction in the discount rate.

In 2004, the Company restricted the use of the VEBA so that it will be used to only pay benefits related to the Company's coal-related postretirement medical plan. Accordingly, under SFAS No. 106, estimated returns on the VEBA assets were included in the determination of net periodic postretirement costs for 2004.

The Company's asset allocations at December 31, 2004 by asset category are as follows:

(In millions, except percentages)	December 31, 2004
Equity securities	73%
Debt securities	26%
Other	1%
Total	100%
Plan assets at fair value	$ 172.4
Actual return on assets during year	$ 17.2

Plan assets of the Company-sponsored postretirement medical plan held by the VEBA are invested primarily using actively managed accounts with asset allocation targets of 70% equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund, or derivative instruments unless used for hedging purposes. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company selects the expected long-term rate of return assumption using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return for the primary U.S. pension plan which is invested similarly.

Although the Company intends to further fund the VEBA over time, there is no requirement to do so. The Company determines whether it will make a contribution on an annual basis.

The Company's projected benefit payments at December 31, 2004 for each of the next five years and the aggregate five years thereafter are as follows:

	Before Medicare Subsidy				
(In millions)	Coal-related Plans	Other Plans	Subtotal	Medicare Subsidy (a)	Net projected payments
2005	$ 38.3	1.7	40.0	-	40.0
2006	41.0	1.8	42.8	-	42.8
2007	43.6	2.1	45.7	(2.8)	42.9
2008	45.5	2.1	47.6	(3.0)	44.6
2009	47.5	1.9	49.4	(3.2)	46.2
2010 through 2014	242.4	10.4	252.8	(18.8)	234.0
Total	$ 458.3	20.0	478.3	(27.8)	450.5

(a) Only the coal-related plans are expected to meet the requirements to receive the Medicare subsidy.

Health Benefit Act Liabilities

Background

In October 1992, The Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents.

Assigned Beneficiaries. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the "Combined Fund"), to which "signatory operators" and "related persons," including The Brink's Company and certain of its subsidiaries (collectively, the "Brink's Companies"), are jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

In October 1993 and on an annual basis in subsequent years, the Brink's Companies have received notices from the Social Security Administration (the "SSA") with regard to the current number of assigned beneficiaries for which the Brink's Companies are deemed responsible under the Health Benefit Act.

Unassigned Beneficiaries. In addition, the Health Benefit Act provides that assigned companies, including the Brink's Companies, are required to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries if these benefits are not funded from other designated sources. To date, almost all of the funding for unassigned beneficiaries has been provided from transfers from the Abandoned Mine Land Reclamation Fund (the "AML Fund") or other government sources.

Information and Assumptions Used to Estimate Obligation

The Company's liability for Health Benefit Act obligations is equal to the undiscounted estimated amount of future annual premiums the Company expects to pay to the Combined Fund. The Company's estimated annual premium is equal to the total number of beneficiaries (including assigned beneficiaries and an allocated percentage of the total unassigned beneficiaries) at October 1, the beginning of the plan year, multiplied by the premium per beneficiary for that year. The Company expects to pay annual premiums over the next 60 to 70 years, but it expects these annual premiums to gradually decline over time as the number of beneficiaries decreases.

The estimated liability at December 31, 2004 assumes that almost all of the costs for unassigned beneficiaries for the plan year ending September 30, 2005 will continue to be paid with transfers of cash from the AML Fund and other government sources. Transfers to the Combined Fund from the AML Fund beyond this date are not sufficiently assured and the Company's current estimate of its obligations assumes that no future transfers will be made by the AML Fund. The Company's estimate of its probable contingent liability for premiums for unassigned beneficiaries could materially decrease in future periods depending on the availability of future funding by the AML Fund or other sources. Moreover, the Company's estimate of its contingent liability for unassigned beneficiaries could increase materially in the future if other responsible coal operators become insolvent. This liability could also change materially if the percentage of unassigned beneficiaries that are allocated to the Company changes due to relative mortality rates of the Company's assigned beneficiaries compared to the total assigned beneficiaries.

Information provided by the Combined Fund and assumptions made by the Company are as follows:

At the beginning of the plan year		2004	2003
Number of assigned beneficiaries for the Brink's Companies		2,343	2,581
Total unassigned pool of beneficiaries		16,502	17,394
Percent of total unassigned pool allocated to the Brink's Companies		9.7%	9.2%
Health benefit premium per beneficiary	$	3,099	2,965

According to the Health Benefit Act, the rate of inflation for per-beneficiary health care premiums is equal to the medical care component of the Consumer Price Index. At December 31, 2003 and 2004, annual inflation rates for per-beneficiary health care premiums were assumed to be 4.5% for all future years. The U.S. Life 79-81 mortality table has been used to estimate a gradual decline in the number of beneficiaries. The Company's estimate assumes that there will be no additions to the Combined Fund unassigned beneficiary group as a result of future coal operator insolvencies.

Undiscounted Obligation for Health Benefit Act Liabilities

		December 31,	
(In millions)		2004	2003
Combined Fund:			
Assigned beneficiaries	$	112.4	124.5
Unassigned beneficiaries		66.1	65.7
Other		7.0	7.3
	$	185.5	197.5

Reconciliation of Health Benefit Act Liabilities

		Years Ended December 31,		
(In millions)		2004	2003	2002
Beginning of the year	$	197.5	174.1	159.9
Actuarial (gain) loss (a)		(3.2)	31.3	24.0
Payments		(8.8)	(7.9)	(9.8)
End of the year	$	185.5	197.5	174.1

(a) Included in income (loss) from discontinued operations.

The $3.2 million actuarial gain in 2004 is primarily related to a slight decrease in the number of beneficiaries assigned to the Company at October 1, 2004 compared to the amount estimated at the end of 2003. As a result, the estimate of assigned beneficiaries in future periods was also lower.

The $31.3 million charge in 2003 is primarily related to the assumed increase in the number of unassigned beneficiaries allocated to the Company. The increased allocation was due to two factors. First, the Company increased its allocation percentage because of a change in the way the Company interprets the statute governing the allocation, based on findings of court cases that year. Second, other coal operations became insolvent during the period and their assigned beneficiaries were transferred to the unassigned pool. These actions reduced the denominator (the total assigned pool) in the computation of the allocation percentage, increasing the Company's allocation assumption, and increased the unassigned pool.

The $24.0 million actuarial loss in 2002 primarily resulted from the Company's ability to obtain and use Company-specific information regarding the age of the beneficiaries covered by the Health Benefit Act rather than using averages relating to the entire population of beneficiaries covered, slightly higher per-beneficiary health care premiums, and slightly lower mortality than was estimated at the end of 2001 for the plan year ended September 30, 2002.

The Company currently estimates that its annual cash funding under the Health Benefit Act will be slightly higher in 2005, increase in 2006 to approximately $12 million as a result of the assumption that premiums for unassigned beneficiaries will not be paid for through transfers from the AML Fund. In subsequent years, payments are expected to decline as the number of beneficiaries decreases. The Company's projected benefit payments at December 31, 2004 for each of the next five years and the aggregate five years thereafter are as follows:

(In millions)	Projected Payments
2005	$ 8.9
2006	12.0
2007	11.3
2008	10.7
2009	10.0
2010 through 2014	41.1
Total	$ 94.0

Pneumoconiosis (Black Lung) Obligations

The Company acts as self-insurer with respect to almost all black lung obligations. Provision is made for estimated benefits based on annual reports prepared by independent actuaries. Unrecognized losses, representing the excess of the present value of expected future benefits over existing accrued liabilities, are amortized over the average remaining life expectancy of participants (approximately 10 years). The components of net periodic postretirement benefit costs related to black lung obligations were as follows:

	Years Ended December 31,		
(In millions)	**2004**	2003	2002
Interest cost on APBO and other	$ **3.6**	4.5	5.4
Amortization of losses	**1.2**	1.5	1.9
Net periodic postretirement costs	$ **4.8**	6.0	7.3

Reconciliations of the APBO and funded status to the accrued other postretirement benefit costs for black lung obligations at December 31, 2004 and 2003 are as follows:

		Years Ended December 31,	
(In millions)		2004	2003
APBO at beginning of year	$	63.0	60.0
Interest costs and other		3.6	4.5
Benefits paid		(7.0)	(7.7)
Actuarial (gain) loss, net		(4.4)	6.2
APBO at end of year	$	55.2	63.0
Funded status	$	(55.2)	(63.0)
Unrecognized experience loss		13.7	19.3
Accrued other postretirement benefit cost at end of year	$	(41.5)	(43.7)

The 1983 Group Annuity Mortality table is used. The following are the other key actuarial assumptions for the black lung obligations:

	December 31,	
Black Lung Benefits	2004	2003
Discount rate:		
Postretirement cost	6.25%	6.75%
Benefit obligation at year end	5.75%	6.25%
Medical cost inflation	8.00%	8.00%

The Company's projected benefit payments at December 31, 2004 for each of the next five years and the aggregate five years thereafter are as follows:

(In millions)		Projected Payments
2005	$	5.2
2006		5.0
2007		4.8
2008		4.6
2009		4.5
2010 through 2014		21.0
Total	$	45.1

NOTE 5 – INVESTMENTS HELD BY VEBA TRUST

At the beginning of 2004, the use of the VEBA was restricted to the Company's coal-related postretirement medical plan. As a result, the Company may use the assets in the VEBA only to pay for certain retiree benefits and not for other purposes. Accordingly, beginning in 2004 the VEBA assets are reflected as a plan asset for the Company's coal related postretirement medical plan. In 2003, the investments held by the VEBA were classified as available for sale. The information shown below reflects unrealized gains and losses as of December 31, 2003.

(In millions)	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair Value
December 31, 2003				
Debt securities:				
Government	$ 9.7	0.1	(0.1)	9.7
Corporate	20.4	0.1	(0.2)	20.3
Debt securities	30.1	0.2	(0.3)	30.0
Equity securities	70.3	4.8	(0.3)	74.8
Cash equivalents	0.4	-	-	0.4
Total assets held by the VEBA	$ 100.8	5.0	(0.6)	105.2

The contractual maturities of the VEBA's debt securities holdings at December 31, 2003 were:

(In millions)	Cost	Fair Value
Due in one year or less	$ 6.0	5.8
Due after one through five years	20.1	20.2
Due after five through 10 years	1.7	1.7
Due after 10 years	2.3	2.3
Total	$ 30.1	30.0

NOTE 6 – FORMER NATURAL RESOURCE OPERATIONS

The Company has disposed of essentially all of its natural resources interests.

Summary of Proceeds from Sales of Natural Resource Interests

(In millions)	Net Cash Received	Liabilities Assumed by Purchaser (a)	Notes Receivable and Royalty Agreement (b)	Fair Value Received for Assets Disposed
2002				
Coal business				
(Virginia and Kentucky)	$ 42.3	22.1	24.0	88.4
2003				
Natural gas business	$ 81.2	-	-	81.2
Portion of timber business	5.4	-	-	5.4
Equity interest in MPI Mines Ltd.	18.8	-	-	18.8
Coal assets (West Virginia)	14.0	14.8	-	28.8
2003	$ 119.4	14.8	-	134.2
2004				
Remainder of timber business	$ 33.7	-	-	33.7
Purchase of leased assets	(6.2)	-	-	(6.2)
Gold business	1.1	2.6	-	3.7
2004	$ 28.6	2.6	-	31.2
2005				
Coal business (Virginia) (c)	$ 5.0	-	-	5.0

(a) Liabilities in this column are primarily reclamation liabilities and exclude working capital liabilities.

(b) The Company settled the royalty agreement and collected the notes receivables in 2003 for $26.0 million in cash.

(c) Additional proceeds from the sale of the coal business in Virginia; collected in early 2005 and accrued in 2004 in discontinued operations.

Discontinued Operations

(In millions)	Years Ended December 31, 2004	2003	2002
Gain (loss) on sale of			
Timber	$ **20.7**	4.8	-
Gold	**(0.9)**	-	-
Natural Gas	-	56.2	-
Coal	**5.0**	-	13.2
Results from operations			
Timber	**(0.5)**	(0.2)	(1.0)
Gold	**(1.2)**	(4.1)	(7.6)
Natural Gas	-	11.2	9.0
Coal (a)	-	-	(28.1)
Adjustments to contingent liabilities of former operations			
Health Benefit Act liabilities (See note 4)	**3.2**	(31.3)	(24.0)
Withdrawal liabilities (See note 4)	**15.4**	(17.0)	(26.8)
Reclamation liabilities	**(0.1)**	(3.2)	-
Workers' compensation liabilities	**(4.9)**	0.2	-
Recovery of environmental costs (See note 23)	-	5.3	-
Other	**(3.3)**	(2.7)	-
Income (loss) from discontinued operations before income taxes	**33.4**	19.2	(65.3)
Income tax benefit (expense)	**(12.5)**	(8.0)	22.0
Income (loss) from discontinued operations	$ **20.9**	11.2	(43.3)

(a) Coal's loss was recognized under APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," in which future losses are estimated and accrued in advance of the period in which losses occur.

Gain (loss) on Sale

In December 2003, the Company sold a portion of its timber business for $5.4 million in cash and recognized a $4.8 million pretax gain. In 2004, the Company received an additional $33.7 million for the remaining portion of its timber business. After deducting the book value of related assets and the payment of $6.2 million in 2004 to purchase equipment formerly leased, the Company recognized a $20.7 million pretax gain in discontinued operations in 2004.

In February 2004, the Company sold its gold operations for approximately $1.1 million in cash plus the assumption of liabilities and recognized a $0.9 million loss.

In August 2003, the Company sold its natural gas business and received $81.2 million in cash and recognized a $56.2 million gain.

In 2004, the Company recognized a $5.0 million gain from additional consideration earned under its agreement to sell its former coal business in Virginia. The additional $5.0 million in consideration was collected in February 2005.

During 2000 and 2001, the Company recorded charges of $101.8 million to reflect the estimated loss on the sale of the coal business. A $13.2 million reversal of the previously estimated loss on sale was recorded during 2002 to reflect the amount of actual proceeds and values of assets and liabilities at the dates of sale. The assets disposed of in 2002 primarily consisted of operations including coal reserves, property, plant and equipment, the Company's economic interest in Dominion Terminal Associates and inventory. Certain liabilities, primarily reclamation costs related to properties disposed of, were assumed by the purchasers.

Interest expense allocated to discontinued operations in the last three years was not material.

Results of Operations

The following tables show selected financial information for the results from operations for discontinued operations for the three years ended December 31, 2004.

	Years Ended December 31,		
(In millions)	2004	2003	2002
Timber			
Revenues	$ 1.2	21.1	20.9
Pretax loss	(0.5)	(0.2)	(1.0)
Gold			
Revenues	$ 4.4	23.5	15.2
Pretax loss	(1.2)	(4.1)	(7.6)
Natural Gas			
Revenues	$ -	7.3	6.8
Pretax income	-	11.2	9.0
Coal			
Revenues	$ -	-	266.5
Pretax loss	-	-	(77.5)

Continuing Operations

In October 2003, the Company sold its 23.3% equity interest in MPI Mines Ltd., an Australian exploration and development company with interests in gold and nickel, for $18.8 million in cash and recognized a $10.4 million pretax gain in continuing operations.

In November 2003, the Company sold substantially all of its remaining coal-related assets for $14 million in cash plus the assumption of reclamation and other liabilities for total proceeds of $28.8 million. A gain of up to $6 million may be recognized in 2005 as liabilities related to reclamation are formally transferred to the buyer.

Classification of Ongoing Expenses in the Statements of Operations

The classification of income statement items related to the Company's former coal business during the last three years is set forth in the following table. After the disposal of the coal business, certain expenses began to be classified within continuing operations, while adjustments to coal-related contingent assets and liabilities continue to be reported within discontinued operations. The classification of expenses in 2005 and beyond is expected to be the same as in 2003 and 2004:

	Years Ended December 31,		
	2004	2003	2002
Classification as Continuing or Discontinued Operations			
Ongoing expenses:			
Company-sponsored postretirement benefits	Continuing	Continuing	Discontinued
Black lung obligations	Continuing	Continuing	Discontinued
Pension	Continuing	Continuing	Discontinued
Administrative, legal and other coal expenses	Continuing	Continuing	Discontinued
Adjustments to contingent assets and liabilities of former businesses (a)	Discontinued	Discontinued	Discontinued

(a) Includes contingent reclamation liabilities of closed mines, Health Benefit Act liabilities, withdrawal liabilities from multi-employer pension plans, workers' compensation liabilities, and Federal Black Lung Excise Tax contingent assets.

Costs of Former Operations Included in Continuing Operations

	Years Ended December 31,		
(In millions)	**2004**	2003	2002
Postretirement benefits other than pensions:			
Retiree medical benefits	$ **37.1**	49.8	-
Black lung	**4.8**	6.0	-
Pension	**1.8**	(0.8)	-
Administrative, legal and other coal expenses, net	**9.2**	17.4	-
Other income, net	**(7.0)**	(2.9)	-
Impairment and other costs	-	-	19.2
Total	$ **45.9**	69.5	19.2

NOTE 7 - COSTS ASSOCIATED WITH EXIT ACTIVITIES

In 2003, management initiated a plan to close Brink's corporate headquarters in Darien, Connecticut and relocate employees to either Brink's U.S. headquarters in Coppell, Texas or The Brink's Company headquarters in Richmond, Virginia. The following summarizes the 2003 and 2004 expense, payments and liability for costs associated with the closure. The expense was primarily included in selling, general and administrative expense.

(In millions)		One-time Termination Benefits	Lease Termination Costs	Other	Total
Balance at December 31, 2002	$	-	-	-	-
Expense		1.7	0.6	3.1	5.4
Payments		(1.4)	-	(2.9)	(4.3)
Balance at December 31, 2003		0.3	0.6	0.2	1.1
Revision to liability recorded as an adjustment to expense		-	(0.1)	-	(0.1)
Payments		(0.3)	(0.5)	(0.2)	(1.0)
Balance at December 31, 2004	$	-	-	-	-

NOTE 8 - PROPERTY AND EQUIPMENT

The following table presents the Company's property and equipment that is classified as held and used:

		December 31,	
(In millions)		2004	2003
Land	$	23.2	21.8
Buildings		159.6	158.6
Leasehold improvements		171.2	156.6
Security systems		647.3	579.2
Vehicles		210.5	189.1
Capitalized software		155.8	151.3
Aircraft and related assets		64.0	72.7
Other machinery and equipment		480.2	444.8
		1,911.8	1,774.1
Accumulated depreciation and amortization		(997.8)	(900.9)
Property and equipment, net	$	914.0	873.2

Note 9 - Impairment of Long-Lived Assets

As described in note 1, the Company regularly records impairment charges at BHS related to disconnected security systems. Other impairment charges recorded within continuing operations are as follows:

	Years Ended December 31,		
(In millions)	**2004**	2003	2002
Coal assets reclassified to held and used	$ -	-	14.1
BAX Global transportation software	**5.0**	-	-
Other	**0.8**	1.3	1.7
Total	$ **5.8**	1.3	15.8

The Company recognized a $5.0 million impairment loss within its BAX Global segment in 2004. The loss related to a decision to abandon the development and installation of certain transportation logistics planning software. The impairment loss has been recorded as a component of other operating income, net, in the Company's consolidated statement of operations.

At December 31, 2002, approximately $43.3 million (original carrying value) of residual long-lived coal assets were reclassified from discontinued operations to assets held and used. The assets held and used were reclassified individually at the lower of their actual cost, adjusted for depreciation since the time originally classified as held for sale, or their fair value at the date the assets were reclassified to assets held and used. Fair value was estimated using sales proceeds for similar assets during 2002 as well as estimates provided by investment advisors. An impairment charge of $14.1 million was recognized in 2002 as a result of the reclassification. In 2003, as described in note 6, the Company sold substantially all of its coal assets that previously had been classified as held and used.

Note 10 - Other Assets

	December 31,	
(In millions)	**2004**	2003
Deferred subscriber acquisition costs	$ **65.1**	60.1
Deferred charges for aircraft heavy maintenance	**18.7**	22.3
Investment in unconsolidated affiliates:		
Equity method	**17.1**	30.0
Cost method	**8.9**	-
Long-term receivables	**16.7**	18.5
Prepaid pension assets	**14.1**	15.8
Other	**36.7**	36.2
Other assets	$ **177.3**	182.9

NOTE 11 - ACCRUED LIABILITIES

(In millions)	December 31, 2004	2003
Payroll and other employee liabilities	$ 135.9	125.6
Taxes	111.5	90.9
Postretirement benefits other than pensions	52.9	48.9
Aircraft lease turnback obligations (a)	52.2	22.4
Withdrawal obligation for coal related multi-employer pension plan (b)	36.6	-
Workers' compensation and other claims	37.6	38.0
Other	185.8	178.4
Accrued liabilities	$ 612.5	504.2

(a) Aircraft lease turnback obligations represent amounts estimated to be paid related to heavy maintenance upon the expiration of aircraft lease agreements. At December 31, 2004, all of the aircraft lease agreements were scheduled to expire in 2005.

(b) See note 4.

NOTE 12 - OTHER LIABILITIES

(In millions)	December 31, 2004	2003
Workers' compensation and other claims	$ 65.1	60.4
Minority interest	40.0	36.1
Withdrawal obligations for coal-related multi-employer pension plans (a)	-	52.0
Aircraft lease turnback obligations (b)	-	29.8
Other	71.7	61.1
Other liabilities	$ 176.8	239.4

(a) See note 4.

(b) See note 11.

NOTE 13 - LONG-TERM DEBT

(In millions, denominated in U.S. dollars unless noted)	December 31, 2004	2003
Bank credit facilities:		
Revolving Facility (year-end weighted average rate of 2.90% in 2004 and 2.40% in 2003)	$ **18.4**	30.9
Euro-denominated credit facilities of French subsidiaries (year-end weighted average rate of 3.11% in 2004 and 3.40% in 2003)	**7.5**	13.4
Other non-U.S. dollar denominated facilities (year-end weighted average rate of 9.92% in 2004 and 8.70% in 2003)	**20.6**	19.9
	46.5	64.2
Senior Notes:		
Series A, 7.84%, due 2005-2007	**55.0**	55.0
Series B, 8.02%, due 2008	**20.0**	20.0
Series C, 7.17%, due 2006-2008	**20.0**	20.0
	95.0	95.0
Other:		
Capital leases (average rates: 5.35% in 2004 and 5.54% in 2003)	**32.0**	36.3
Dominion Terminal Associates 6.0% bonds, due 2033	**43.2**	43.2
Total long-term debt	**216.7**	238.7
Current maturities of long-term debt:		
Bank credit facilities	**6.0**	7.3
Senior Notes	**18.3**	-
Capital leases	**10.8**	9.9
Total current maturities of long-term debt	**35.1**	17.2
Total long-term debt excluding current maturities	$ **181.6**	221.5

During October 2004, the Company entered into a new unsecured $400 million revolving bank credit facility with a syndicate of banks to replace the existing $350 million facility which was due to expire in 2005. The new facility allows the Company to borrow (or otherwise satisfy credit needs) on a revolving basis over a five-year term ending in October 2009. Both the old and new facility are referred to herein as the "Revolving Facility." At December 31, 2004, $381.6 million was available for usage under the new Revolving Facility. The Company has the option to borrow based on a eurocurrency-based rate plus a margin, a prime rate or a competitive bid among the individual banks. The margin on eurocurrency-based borrowings, which can range from 0.3% to 1.0% depending on the Company's credit rating, was 0.6% at December 31, 2004. When borrowings and letters of credit under the Revolving Facility are in excess of $200 million, the applicable interest rate is increased by 0.125%. The Company also pays an annual fee on the Revolving Facility based on the Company's credit rating. The facility fee, which can range from 0.1% to 0.25%, was 0.15% as of December 31, 2004.

During November 2004, the Company also entered into an unsecured $150 million credit facility with a bank to provide letters of credit and other borrowing capacity over a five-year term ending in December 2009 (the "Letter of Credit Facility"). The costs of such letters of credit are expected to be approximately the same as borrowings under its $400 million facility discussed above. The Company intends to use the Letter of Credit Facility to replace surety bonds and other letters of credit needed to support its activities. As of December 31, 2004, $106.7 million was utilized under this revolving credit facility. The Revolving Facility and the multi-currency revolving credit facilities are also used for the issuance of letters of credit and bank guarantees.

At December 31, 2004, the Company had $95 million of Senior Notes outstanding that are scheduled to be repaid in 2005 through 2008, including $18.3 million which was paid as scheduled in January 2005. Interest on each series of the Senior Notes is payable semiannually, and the Company has the option to prepay all or a portion of the Notes prior to maturity with a prepayment penalty. The Senior Notes are unsecured.

The Company has three unsecured multi-currency revolving bank credit facilities with a total of $105 million in available credit at December 31, 2004, of which $37.0 million was unused. When rates are favorable, the Company also borrows from other banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

Minimum repayments of long-term debt are as follows:

(In millions)	Capital Leases	Other long-term debt	Total
2005	$ 10.8	24.3	35.1
2006	7.2	38.4	45.6
2007	4.4	27.2	31.6
2008	3.1	28.8	31.9
2009	4.0	19.3	23.3
Later years	2.5	46.7	49.2
Total	$ 32.0	184.7	216.7

The Company's Brink's, BHS and BAX Global subsidiaries have guaranteed the Revolving Facility, the Letter of Credit Facility and the Senior Notes. The Revolving Facility, the Letter of Credit Facility, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. The credit agreements do not provide for the acceleration of payments should the Company's credit rating be reduced. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated and the commitment could be withdrawn. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2004.

In 2003, at the Company's request, the Peninsula Ports Authority of Virginia issued a new series of bonds to replace the previous bonds related to Dominion Terminal Associates, a deep water coal terminal in which the Company no longer has an interest. The Company continues to pay interest on and guarantee payment of the $43.2 million principle of the new bonds and ultimately will have to pay for the retirement of the new bonds in accordance with the terms of the guarantee. The new bonds bear a fixed interest rate of 6.0% (versus a fixed interest rate of 7.375% for the previous bonds) and mature in 2033. The new bonds may mature prior to 2033 upon the occurrence of certain specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

At December 31, 2004, the Company had undrawn unsecured letters of credit and guarantees totaling $221.7 million, including $106.7 million issued under the Letter of Credit Facility, and $44.4 million issued under the multicurrency revolving bank credit facility. These letters of credit primarily support the Company's obligations under various self-insurance programs, credit facilities and aircraft leases.

Note 14 - Accounts Receivable and Asset Securitization

(In millions)		December 31, 2004	2003
Trade	$	**716.1**	562.8
Other		**60.1**	45.1
		776.2	607.9
Estimated uncollectible amounts		**(26.7)**	(27.6)
Accounts receivable, net	$	**749.5**	580.3

In December 2000, the Company entered into a five-year agreement to sell a revolving interest in BAX Global's U.S. domestic accounts receivable through a commercial paper conduit program. The primary purpose of the agreement was to obtain access to a lower cost source of funds.

Qualifying accounts receivable of BAX Global's U.S. operations are sold on a monthly basis, without recourse, to BAX Funding Corporation ("BAX Funding"), a wholly owned, consolidated special-purpose subsidiary of BAX Global. BAX Funding then sells an undivided interest in the entire pool of accounts receivable to a bank-sponsored conduit entity. The conduit issues commercial paper to finance the purchase of its interest in the receivables. Under the program, BAX Funding may sell up to a $90.0 million interest in the receivables pool to the conduit. During the term of the agreement, the conduit's interest in daily collections of accounts receivable is reinvested in newly originated receivables.

At the end of the five-year term, or in the event certain circumstances cause an early termination of the program, the daily reinvestment will be discontinued and collections will be used to pay down the conduit's interest in the receivables pool. Early termination of the program may occur if certain ratios, including ratios of delinquent and defaulted accounts, are exceeded. Early termination may also be triggered if other events occur as described in the agreement, including the acceleration of debt repayments of the Company's Revolving Facility. The Company expects to renew or replace this agreement prior to its expiration in December 2005.

The conduit has a priority collection interest in the entire pool of receivables and, as a result, BAX Funding has retained credit risk in excess of its retained interest. BAX Funding sells its receivables to the conduit at a discount. The amount of the discount is based on the conduit's borrowing cost plus incremental fees. BAX Global is the designated servicer of the receivables pool and is responsible for collections, reinvestment, and periodic reporting to the conduit. The Brink's Company has guaranteed the performance of BAX Global with respect to the agreement.

(In millions)		December 31, 2004	2003
Accounts receivable purchased by BAX Funding:			
Total pool	$	**118.9**	93.0
Revolving interest sold to conduit		**(25.0)**	(77.0)
Amount included in accounts receivable	$	**93.9**	16.0

Due to the short-term nature of the Company's retained interest in accounts receivable, fair value approximates carrying value, net of an appropriate allowance. The Company has not recorded a servicing asset or liability because the average servicing period for accounts receivable approximates one month.

NOTE 15 - OPERATING LEASES

The Company leases facilities, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options. The Company expects that in the normal course of business, the majority of operating leases will be renewed or replaced by other leases.

As of December 31, 2004, future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year are included below.

(In millions)	Facilities	Vehicles	Other	Total
2005	$ 95.2	29.5	6.2	130.9
2006	74.1	22.3	4.2	100.6
2007	60.9	15.2	2.8	78.9
2008	47.4	9.8	1.9	59.1
2009	36.0	6.1	1.6	43.7
Later years	131.0	7.0	1.3	139.3
	$ 444.6	89.9	18.0	552.5

The table above includes lease payments for the initial accounting lease term and all renewal periods for most vehicles used in Brink's and BHS' operations. If the Company were to not renew these leases, it would be subject to a residual value guarantee. The Company's maximum residual value guarantee was $54.4 million at December 31, 2004. If the Company continues to renew the leases and pays all of the lease payments for the vehicles that have been included in the above table (which aggregate lease payments decline over eight years), this residual value guarantee will reduce to zero at the end of the final renewal period.

The Company leases BHS's headquarters and monitoring facility and two Brink's branch facilities in the U.S. which have the option to either renew the lease, purchase the asset at a predetermined price, or pay a guaranteed residual value. At December 31, 2004, the maximum guaranteed residuals on these leases totaled $12.3 million. The Company has committed to purchase the BHS facility and one of the Brink's branches in early 2005 for $12.6 million. The residual value guarantee on the remaining lease was $1.3 million. In addition, the Company has $4.9 million of maximum guaranteed residuals on another operating lease.

At December 31, 2004, the Company had thirteen DC-8 aircraft under one-year lease agreements used primarily in BAX Global's American transportation network. The lease agreements expire in 2005 with operating lease payments aggregating $12.7 million. In addition, in early 2005, the Company entered into agreements for eleven 727 aircraft to be used in the network under aircraft, crew, maintenance and insurance agreements. These agreements expire in 2005 with minimum 2005 payments aggregating $33.1 million.

Net rent expense amounted to $159.1 million in 2004, $152.0 million in 2003 and $149.0 million in 2002. Sublease rental income for all years presented was not significant.

Note 16 - Share-Based Compensation Plans

The Company has stock incentive plans to encourage employees and nonemployee directors to remain with the Company and to more closely align their interests with those of the Company's shareholders.

Stock Option Plans

The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees, and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than the average quoted market value at the date of grant. All grants under the 1988 Plan made in the last three years have a maximum term of six years and all of these grants either vest over three years from the date of grant or vest 100% at the end of the third year. The Non-Employee Plan options are granted with a maximum term of ten years and vest in full at the end of six months. There are 0.7 million shares underlying options for both plans that are authorized, but not yet granted.

The table below summarizes the activity in all plans for options of the Company's common stock for 2004, 2003 and 2002.

(Shares in millions)	Shares	Per Share Weighted Average Exercise Price
Outstanding at December 31, 2001	3.7	$ 23.96
Granted	1.0	21.50
Exercised	(0.1)	17.17
Forfeited or expired	(0.5)	25.80
Outstanding at December 31, 2002	4.1	23.29
Granted	0.6	15.24
Exercised	(0.1)	14.10
Forfeited or expired	(0.6)	30.79
Outstanding at December 31, 2003	4.0	21.14
Granted	0.9	31.88
Exercised	(1.3)	19.63
Forfeited or expired	(0.3)	35.18
Outstanding at December 31, 2004	3.3	$ 23.24

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2004.

(Shares in millions)	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Per Share Weighted Average Exercise Price	Shares	Per Share Weighted Average Exercise Price
$ 13.66 to 14.49	0.2	1.9	$ 13.70	0.2	$ 13.70
14.50 to 16.99	0.6	4.6	15.26	0.1	15.24
17.00 to 19.99	0.1	1.8	18.88	0.1	18.86
20.00 to 21.49	0.7	3.4	21.41	0.3	21.31
21.50 to 23.99	0.5	3.0	21.72	0.5	21.72
24.00 to 30.99	0.3	2.3	26.38	0.3	27.25
31.00 to 159.12	0.9	5.6	33.00	-	41.97
Total	3.3	3.8	$ 23.24	1.5	$ 20.68

There were 2.3 million shares of exercisable options with a weighted-average exercise price of $22.62 per share at December 31, 2003 and 2.1 million shares of exercisable options with a weighted-average exercise price of $26.40 per share at December 31, 2002.

Employee Stock Purchase Plan

Under the 1994 Employee Stock Purchase Plan (the "ESPP"), as amended in 2004, the Company is authorized to issue up to 0.6 million shares of common stock (of which 0.1 million shares had been issued as of December 31, 2004) to eligible employees. The ESPP is a noncompensatory plan that allows eligible employees to buy the Company's common stock at below market value, subject to plan limitations on the amount an employee may purchase annually. Under the ESPP, the Company sold approximately 0.1 million shares of common stock to employees in 2004, approximately 0.2 million shares in 2003 and approximately 0.1 million shares in 2002.

NOTE 17 - CAPITAL STOCK

Repurchase Program

The Company has the remaining authority to purchase up to 1.0 million shares of common stock under a share repurchase program authorized by the Board of Directors, with an aggregate purchase price limitation of $19.1 million.

Employee Benefits Trust

The Brink's Company Employee Benefits Trust (the "Trust") holds shares of the Company's common stock to fund obligations under certain compensation and employee benefit programs that provide for the issuance of stock. In December 2003, the Board approved an additional 2.5 million shares of common stock which was issued to the Trust in 2004. Shares held by the Trust that have not been allocated to employees are accounted for at fair value as a reduction of shareholders' equity. Shares of common stock will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's 401(k) plan.

Preferred Stock

At December 31, 2004, the Company has authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

Series A Preferred Stock Rights Agreement

Under the Amended and Restated Rights Agreement dated as of September 2003, holders of common stock have rights to purchase a new Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") of the Company at the rate of one right for each share of common stock. Each right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series A Preferred Stock at a purchase price of $60.00, subject to adjustment.

Each fractional share of Series A Preferred Stock will be entitled to participate in dividends and to vote on an equivalent basis with one whole share of common stock. Each right will not be exercisable until after a third party acquires more than 15% of the total voting rights of all outstanding common stock or on specific dates as may be designated by the Board after commencement of a tender offer or exchange offer by a third party for more than 15% of the total voting rights of all outstanding common stock.

If after the rights become exercisable, the Company is acquired in a merger or other business combination, each right will entitle the holder to purchase, for the purchase price, common stock of the surviving or acquiring company having a market value of twice the purchase price. In the event a third party acquires more than 15% of all outstanding common stock, the rights will entitle each holder to purchase, at the purchase price, that number of fractional shares of Series A Preferred Stock equivalent to the number of shares of common stock which at the time of the triggering event would have a market value of twice the purchase price. As an alternative to the purchase described in the previous sentence, the Board may elect to exchange the rights for other forms of consideration, including that number of shares of common stock obtained by dividing the purchase price by the market price of the common stock at the time of the exchange or for cash equal to the purchase price. The rights may be redeemed by the Company at a price of $0.01 per right and expire on September 25, 2007.

Series C Convertible Preferred Stock

On August 15, 2002 the Company redeemed all 21,433 outstanding shares of the $31.25 Series C Cumulative Convertible Preferred Stock for $506.25 per share, or $10.8 million, including a $0.6 million premium on the redemption. The premium represents the excess of cash paid to holders over the carrying value of the shares redeemed.

NOTE 18 - INCOME TAXES

The provision (benefit) for income taxes from continuing operations consists of the following:

		Years Ended December 31,	
(In millions)	**2004**	2003	2002
Current tax provision			
U.S. federal	$ **0.2**	-	12.0
State	**5.6**	1.0	3.1
Foreign	**33.3**	24.5	25.8
	39.1	25.5	40.9
Deferred tax provision (benefit)			
U.S. federal	**18.5**	(8.6)	2.1
State	**0.4**	20.4	(4.1)
Foreign	**2.9**	18.4	1.5
	21.8	30.2	(0.5)
	$ **60.9**	55.7	40.4

The U.S. federal current income tax provision on continuing operations in 2002 was offset by U.S. federal current tax benefits included in the loss from discontinued operations.

(In millions)		Years Ended December 31, 2004	2003	2002
Comprehensive provision (benefit) for income taxes allocable to				
Continuing operations	$	60.9	55.7	40.4
Discontinued operations		12.5	8.0	(22.0)
Other comprehensive income (loss)		(3.9)	15.9	(80.3)
Shareholders' equity		(4.7)	(0.2)	(0.2)
	$	64.8	79.4	(62.1)

The components of the net deferred tax asset are as follows:

(In millions)		December 31, 2004	2003
Deferred tax assets			
Accounts receivable	$	7.9	6.8
Postretirement benefits other than pensions		125.2	178.2
Pension liabilities		56.0	35.4
Multi-employer pension plan withdrawal liabilities		12.8	18.2
Workers' compensation and other claims		46.8	47.3
Deferred revenue		60.4	58.0
Other assets and liabilities		129.4	139.5
Net operating loss carryforwards		78.4	51.3
Alternative minimum tax credits		56.1	54.9
Subtotal		573.0	589.6
Valuation allowances		(55.8)	(43.5)
Total deferred tax assets		517.2	546.1
Deferred tax liabilities			
Property and equipment, net		130.1	116.2
Prepaid pension assets		9.5	5.5
Other prepaid assets		20.4	19.1
VEBA		-	36.8
Other assets and miscellaneous		33.4	20.7
Total deferred tax liabilities		193.4	198.3
Net deferred tax asset	$	323.8	347.8
Included in:			
Current assets	$	116.0	91.7
Noncurrent assets		234.7	282.7
Current liabilities, included in accrued liabilities		(0.9)	(0.1)
Noncurrent liabilities		(26.0)	(26.5)
Net deferred tax asset	$	323.8	347.8

The valuation allowances relate to deferred tax assets in certain state and non-U.S. jurisdictions. Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of valuation allowances, at December 31, 2004.

The following table accounts for the difference between the actual tax provision from continuing operations and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in each year to the income from continuing operations before income taxes.

		Years Ended December 31,	
(In millions)	**2004**	2003	2002
Income from continuing operations before income taxes:			
United States	$ **66.4**	10.1	61.9
Foreign	**95.1**	63.8	47.9
Total	$ **161.5**	73.9	109.8
Tax provision computed at statutory rate	$ **56.5**	25.9	38.4
Increases (reductions) in taxes due to:			
Adjustments to valuation allowances	**10.2**	34.3	1.5
Federal benefit for valuation allowance on state deferred tax assets	**(0.3)**	(5.9)	-
State income taxes (net of federal tax benefit exclusive of valuation allowance)	**3.0**	2.9	(0.7)
Medicare subsidy of postretirement costs	**(2.0)**	-	-
Foreign income taxes	**(4.7)**	(3.7)	1.5
Taxes on undistributed earnings of foreign affiliates	**(1.7)**	1.2	-
Changes in accrual for tax contingencies	**0.6**	(2.0)	(3.4)
Adjustments to current and deferred tax accounts	**(0.3)**	3.3	1.6
Other	**(0.4)**	(0.3)	1.5
Actual tax provision from continuing operations	$ **60.9**	55.7	40.4

Adjustments to the beginning-of-year valuation allowance in 2004 were $5.6 million and related primarily to several European operations with a recent history of losses. The valuation allowance also increased by $4.6 million in 2004 to offset the net 2004 increase in deferred tax assets in jurisdictions where the Company had concluded in prior years that valuation allowances were necessary. Adjustments to the beginning-of-year valuation allowance in 2003 were $34.3 million and related primarily to certain state and foreign deferred tax assets. The valuation allowances were required due to the Company's assessment that these assets did not meet the more-likely-than-not recognition criteria of SFAS No. 109.

Adjustments were made to the Company's current and deferred tax assets and liabilities in the prior three years based on a detailed analysis conducted by the Company. In 2003 and 2002, the Company also reversed contingency accruals related to favorable settlements of issues relating primarily to the Company's U.S. federal tax returns.

As of December 31, 2004, the Company has not recorded U.S. federal deferred income taxes on $340.7 million of undistributed earnings of its foreign subsidiaries. With the exception of amounts discussed below, it is expected that these earnings will be permanently reinvested in operations outside the U.S. It is not practical to compute the estimated deferred tax liability on these earnings.

The Company does not expect to be able to complete its evaluation of the repatriation provision of the new American Jobs Creation Act of 2004 until after Congress passes statutory technical corrections and the Treasury Department issues further guidance on key elements of the provision. In January 2005, the Treasury Department began to issue the first of a series of clarifying guidance documents related to this provision. The Company expects to complete its evaluation of the effects of the repatriation provision within the first two fiscal quarters of 2005, provided Congress and the Treasury Department issue guidance by that time. The range of possible amounts that the Company is considering for repatriation under this provision is between zero and $150 million. While the Company estimates that the related potential range of additional income tax payments is between zero and $10 million, this estimate may change based on the passage of technical correction legislation.

The Company's U.S. entities file a consolidated U.S. federal income tax return.

As of December 31, 2004, the Company had approximately $56 million of alternative minimum tax credits available to offset future U.S. federal income taxes and, under current tax law, the carryforward period for these credits is unlimited.

The gross amount of the net operating loss carryforwards as of December 31, 2004 was $416.7 million. The tax benefit of net operating loss carryforwards, before valuation allowances, as of December 31, 2004 was $78.4 million. Tax benefits related to operating losses of $2.8 million were recognized in 2004 as a benefit in income from continuing operations. Net operating loss carryforwards expire as follows:

(In millions)	Federal	State	Foreign	Total
Year of expiration:				
2005-2009	$ -	2.9	5.8	8.7
2010-2014	-	3.2	1.2	4.4
2015 and thereafter	14.1	10.4	-	24.5
Unlimited	-	-	40.8	40.8
	$ 14.1	16.5	47.8	78.4

The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions and the Company has accrued approximately $16 million for related contingencies. While it is difficult to predict the final outcome of the various issues that may arise during an examination, the Company believes that it has adequately provided for all contingent income tax liabilities and interest.

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION

(In millions)	Years Ended December 31, 2004	2003	2002
Cash paid for:			
Interest	$ 19.3	23.9	22.7
Income taxes, net	34.4	25.3	14.8
Other noncash financing activities – settlement of employee benefits with Company common shares	$ 16.3	16.8	17.1

NOTE 20 - OTHER OPERATING INCOME, NET

(In millions)	Years Ended December 31, 2004	2003	2002
Gains on sale of operating assets, net	$ 5.9	7.7	-
Impairment losses	(5.8)	(1.3)	-
Foreign currency transaction gains, net	2.2	3.2	2.0
Royalty income	1.6	1.7	1.3
Share of earnings of equity affiliates	1.0	0.3	1.2
Penalties on unpaid value-added taxes	(0.4)	-	-
Other	4.6	4.0	0.7
Total	$ 9.1	15.6	5.2

NOTE 21 - OTHER NONOPERATING INCOME (EXPENSE), NET

(In millions)		Years Ended December 31, 2004	2003	2002
Gains (losses) on marketable securities	$	**4.3**	(0.2)	0.8
Discounts and other fees of accounts receivable securitization program		**(1.7)**	(1.7)	(1.6)
Gain on monetization of coal royalty agreement		**-**	2.6	-
Other, net		**0.2**	1.6	(4.4)
Total	$	**2.8**	2.3	(5.2)

NOTE 22 - RISK MANAGEMENT

The Company has risk management policies designed to minimize the impact on earnings and cash flows of the Company from fluctuations in interest rates, commodity prices and foreign exchange rates. The Company utilizes derivative and non-derivative financial instruments in order to manage these risks. The Company does not use derivative financial instruments for purposes other than hedging underlying commercial or financial exposures of the Company. The risk that counterparties to these derivative financial instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements.

Derivative Financial Instruments and Hedging Activities

Interest Rate Risk Management

The Company's interest-bearing debt and certain other obligations are subject to interest rate fluctuation risk. The Company's risk management policy requires that the Company maintain certain ratios between fixed and floating rates. The Company utilizes derivative financial instruments such as interest rate swaps to assist in meeting this objective. Interest rate swaps used by the Company effectively change a portion of variable cash flows from floating rates to fixed rates. The notional amounts of the swap outstanding at December 31, 2004 is $25.0 million; this swap expires in September 2005.

During 2002, 2003, and most of 2004, the Company designated its interest rate swaps as cash flow hedges for accounting purposes. Changes in fair value on interest rate swaps that are accounted for as cash flow hedges are initially recorded in other comprehensive income (loss); they are subsequently reclassified to nonoperating expense (for hedges related to the accounts receivable securitization facility) and to interest expense (for hedges related to debt) in the same period in which the variable cash flows affect earnings. Any ineffectiveness in the hedging relationship is recognized immediately in earnings. During each of the three years ended December 31, 2004, no significant amounts were included in earnings as a result of the interest rate swaps being ineffective. For the three years ended December 31, 2004, no amounts were excluded from the assessment of effectiveness.

Because the Company's debt and accounts receivable securitization levels have decreased, the Company concluded that the associated future variable cash flows were no longer probable. The Company terminated a notional $25.0 million interest rate swap in December 2004. In addition, beginning in December 2004, the Company ended the designation of its remaining notional $25.0 million interest rate swap as a cash flow hedge. Losses previously deferred in accumulated other comprehensive income aggregating $0.8 million at December 31, 2003 were recognized in earnings in 2004. Future changes in the fair value of the interest rate swap will be recognized immediately in earnings. At December 31, 2004, no amount was included in accumulated other comprehensive loss related to the remaining interest rate swap.

Commodities Price Risk Management

In the past, the Company has entered into swap contracts and collars to hedge a portion of its forecasted jet fuel purchases for use in the BAX Global aircraft operation. In addition, depending on market conditions, the Company charges its customers a fuel surcharge to offset the effects of high jet fuel prices. At December 31, 2004, there were no swap contracts or collars for jet fuel outstanding. The amount of ineffectiveness recognized in 2004 pretax earnings was not significant. No amount was included in accumulated other comprehensive loss at December 31, 2004.

Prior to the February 2004 sale of its gold operations, the Company had entered into forward gold sales contracts to fix the selling price on a portion of forecasted gold sales. As part of the sale of the business, the buyer assumed all remaining derivative financial instruments at the date of the sale.

During 2003, the Company utilized forward sales contracts and option strategies to hedge the selling price on a portion of its forecasted natural gas sales. The Company exited the natural gas business in 2003.

During the past three years, the Company designated its commodity derivatives as cash flow hedges for accounting purposes. Effectiveness was assessed based on the total changes in the estimated present value of cash flows for its jet fuel and natural gas hedges. The effectiveness of gold hedges was assessed based on changes in the spot rate of gold; other changes in expected cash flows were excluded from the assessment.

For jet fuel swaps and collars, the changes in fair value were recorded in other comprehensive income (loss) and subsequently reclassified to earnings, as a component of operating expenses, in the same period as the jet fuel was used. For natural gas and gold contracts prior to the sale of these businesses, the changes in fair value were recorded in other accumulated comprehensive income (loss) and subsequently reclassified to earnings, as a component of discontinued operations.

Foreign Currency Risk Management

The Company is exposed to foreign currency exchange fluctuations due to various transactions to which the Company is a party. For example, some customers are billed for BAX Global's services in currencies that are different than the functional currency of the subsidiary that recognizes the sale. Also, some transportation costs incurred by BAX Global's non-U.S. subsidiaries are denominated in currencies that are different than the subsidiaries' functional currency. In addition, the Company has subsidiaries that have intercompany receivables and payables that are not denominated in the subsidiaries' functional currency.

The Company utilizes foreign currency forward contracts to minimize the variability in cash flows due to changes in foreign currency values. The Company's foreign currency forward contracts provide an economic hedge of the risk associated with changes in currency rates on the related assets and liabilities. Changes in the fair value of foreign currency forward contracts are reported in earnings in the same period that the foreign currency transaction gains and losses on the related assets and liabilities are reported.

As of December 31, 2004, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted foreign currency denominated transactions is two years.

Non-Derivative Financial Instruments

Non-derivative financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high-credit-quality financial institutions and the Company limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are reduced as a result of the diversification benefit provided by the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic areas. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

The fair value of the Company's floating-rate short-term and long-term debt approximates the carrying amount. The fair value of the Company's significant fixed rate long-term debt is described below. Fair value is estimated by discounting the future cash flows using rates for similar debt instruments at the valuation date.

	December 31,			
	2004		2003	
(In millions)	Fair Value	Carrying Values	Fair Value	Carrying Values
Senior Notes	$ 102.6	95.0	107.2	95.0
DTA bonds	46.6	43.2	48.0	43.2

NOTE 23 - OTHER COMMITMENTS AND CONTINGENCIES

Purchase Obligations

At December 31, 2004, the Company had noncancelable commitments for $18.5 million of computer processing and consulting services and $20.8 million for other agreements.

Value-added taxes and customs duties

One of the Company's non-U.S. Brink's, Incorporated business units has not paid foreign customs duties and value-added taxes with respect to the importation of certain goods and services. The Company has been advised that there could be civil and criminal penalties asserted for the non-payment of these custom duties and value-added taxes. The business unit has commenced discussions with the appropriate governmental authorities in the affected jurisdiction regarding this matter. To date no penalties have been asserted.

As a result of its investigation, the Company recorded charges in 2004 of $1.1 million to operating profit and $0.7 million to interest expense. A summary of the impact of this situation on earnings is provided below.

(In millions)	Year Ended December 31, 2004
Penalties on unpaid value-added taxes	$ 0.4
Duties	0.7
Amount charged to operating expenses	1.1
Interest expense on unpaid value-added taxes and customs duties	0.7
	$ 1.8

The Company evaluates many factors to determine whether it should recognize or disclose a loss contingency, including the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. The Company believes that the range of probable penalties related to unpaid value-added taxes is between $0.4 million and $3 million and that no amount within that range is a better estimate than any other amount within the range. Accordingly, the Company has accrued $0.4 million for these penalties.

The Company has concluded that a loss related to penalties on unpaid customs duties is not probable. The Company believes that the range of reasonably possible losses related to customs duties penalties is between $0 and approximately $35 million. The Company believes that the assertion of these penalties would be excessive and would vigorously defend against any such assertion.

The Company intends to diligently pursue the timely resolution of this matter and, accordingly, the Company's estimate of the potential losses could change materially in future periods. The assertion of potential penalties may be material to the Company's financial position and results of operations. These penalties could be asserted at any time. Although the Company has accrued $0.7 million of interest on the unpaid value-added taxes and customs duties, the Company does not expect to be assessed interest charges in connection with any penalties that may be asserted.

Litigation

BAX Global is defending a claim related to the apparent diversion by a third party of goods being transported for a customer. Although BAX Global is defending this claim vigorously and believes that its defenses have merit, it is reasonably possible that this claim ultimately may be decided in favor of the claimant. If so, the Company expects that the ultimate amount of reasonably possible unaccrued losses could range from $0 to $10 million.

Former Coal Operations

At December 31, 2004, the Company had obligations of $23.4 million ($13.0 million at net present value) under mineral lease agreements that give it the right to access and mine coal properties in exchange for required minimum annual payments. These agreements required that the Company pay royalties to lessors based on production of coal or minimum amounts if coal is not produced. In 2002, the last year the Company produced coal, the Company's former coal operations recorded $6.6 million of expense related to royalty payments under these contracts.

Future advance minimum royalty payments due under the mineral lease agreements at December 31, 2004 were as follows:

(In millions)	Advanced Minimum Royalty Payments Due
2005	$ 0.7
2006	2.5
2007	1.6
2008	1.6
2009	1.1
Later years	15.9
	$ 23.4

Federal Black Lung Excise Tax

In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the Federal Black Lung Excise Tax ("FBLET") is unconstitutional as applied to export coal sales. Through December 31, 2004, the Company had received refunds including interest of $27.2 million, including $2.8 million received in 2003. The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate receipt of additional amounts, if any, which could amount to as much as $15 million (before income taxes), the Company has not recorded receivables for additional FBLET refunds.

Income Tax

The Company has entered into discussions with a tax authority which, if concluded favorably, could result in a one-time benefit of up to $27 million. The benefit, if any, would not result in any current cash receipts but would add to the Company's tax credit carryforwards.

Surety Bonds

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other obligations. As of December 31, 2004, the Company had outstanding surety bonds with third parties totaling approximately $110 million that it has arranged in order to satisfy the various security requirements. Most of these bonds provide financial security for previously recorded liabilities. Because some of the Company's reclamation obligations have been assumed by purchasers of the Company's former coal operations, $6.8 million of the Company's surety bonds are expected to be replaced by purchasers' surety bonds after the state mining permits are transferred. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase.

During November 2004, the Company entered into a new Letter of Credit Facility, described in note 13 above. The Company intends to use letters of credit under the new facility to satisfy much of its security requirements, and expects the amount of outstanding surety bonds will decline in the future. At December 31, 2004, $106.7 million of letters of credit had been issued under the facility with available credit of $43.3 million.

If the remaining surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its Letter of Credit Facility and its Revolving Facility to provide letters of credit or other collateral to secure its obligations.

Environmental Remediation

The Company has agreed to pay a portion of the remediation costs arising from hydrocarbon contamination at a formerly owned petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which was sold in 1983. The Company is in the process of completing remediation of the site under an approved plan. In 2003, the Company and a third party reached an agreement that establishes the allocation of past costs related to the recovery of environmental costs, and as a result, the Company recognized a $5.3 million pretax gain in discontinued operations. The Company estimates its portion of the remaining clean-up and operational and maintenance costs to be $2.6 million.

In connection with the remediation of Tankport, the Company acquired a noncontrolling interest in an adjacent residential development. The Company has no cost basis in the investment and has not recorded any income distributions to date, but may receive income in the future.

NOTE 24 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2004 Quarters				2003 Quarters			
(In millions, except per share amounts)	1st	2nd	3rd	4th (a)	1st	2nd	3rd	4th (b)
Revenues	$ 1,094.5	1,131.5	1,195.0	1,297.1	$ 928.9	960.6	999.4	1,109.7
Operating profit	33.7	37.8	58.7	59.7	-	13.2	22.4	64.2
Income (loss) from:								
Continuing operations	$ 17.2	12.6	37.7	33.1	$ (3.2)	5.6	11.5	4.3
Discontinued operations	8.6	6.0	0.4	5.9	1.5	0.5	38.5	(29.3)
Net income (loss)	$ 25.8	18.6	38.1	39.0	$ (1.7)	6.1	50.0	(25.0)
Net income (loss) per common share:								
Basic:								
Continuing operations	$ 0.32	0.23	0.69	0.60	$ (0.06)	0.11	0.22	0.08
Discontinued operations	0.16	0.11	-	0.11	0.03	-	0.72	(0.55)
Basic	$ 0.48	0.34	0.69	0.71	$ (0.03)	0.11	0.94	(0.47)
Diluted:								
Continuing operations	$ 0.32	0.23	0.68	0.59	$ (0.06)	0.11	0.22	0.08
Discontinued operations	0.15	0.11	-	0.11	0.03	-	0.72	(0.55)
Diluted	$ 0.47	0.34	0.68	0.70	$ (0.03)	0.11	0.94	(0.47)
Dividends declared per common share	$ 0.025	0.025	0.025	0.025	$ 0.025	0.025	0.025	0.025
Stock prices:								
High	$ 28.38	34.47	34.29	39.91	$ 18.81	16.40	18.25	23.34
Low	22.71	27.57	25.80	30.00	12.36	12.39	14.38	17.65

(a) Income (loss) from discontinued operations in the fourth quarter of 2004 includes a $5.0 million pretax gain as a result of additional proceeds from the sale of a former coal operation, and $7.3 million of pretax income as a result of a decrease in the estimate of the Company's obligation related to the withdrawal from coal-related multiemployer pension plans.

(b) Income (loss) from continuing operations in the fourth quarter of 2003 includes $28.4 million of expense as a result of adjustments to deferred tax valuation allowances, net, and $10.4 million pretax gain on the sale of an investment in a gold and nickel interest. In addition, the quarter also includes expense of $5.4 million ($3.3 million for the full year) for adjustments related to a detailed analysis conducted by the Company of its current and deferred income tax assets and liabilities. Income (loss) from discontinued operations in the fourth quarter of 2003 includes pretax adjustments to the Health Benefit Act obligation ($31.3 million of expense) and withdrawal liability ($14.0 million of expense). The quarter also included pretax income related to a $5.3 million recovery of environmental costs and a $4.8 million gain on the sale of timber.

At December 31, 2004, approximately $291 million of stockholders' equity was not available for dividends to shareholders due to limitations imposed by certain of the Company's Revolving Facility and other lending arrangements (see note 13).

Earnings per share amounts for each quarter are required to be computed independently. As a result, their sum may not equal the annual earnings per share.

The Company's quarterly financial data has been reclassified to reflect the Company's natural gas, timber and gold as part of discontinued operations.

The Company's common stock trades on the New York Stock Exchange as "BCO." Prior to May 2003, the Company traded on the NYSE as "PZB." As of March 1, 2005, there were approximately 2,768 shareholders of record of common stock.

THE BRINK'S COMPANY
and subsidiaries

SELECTED FINANCIAL DATA

Five Years in Review

(In millions, except per share amounts)		2004	2003	2002	2001	2000
Revenues and Income						
Revenues	$	**4,718.1**	3,998.6	3,733.8	3,584.0	3,798.6
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$	**100.6**	18.2	69.4	38.3	(2.1)
Income (loss) from discontinued operations (a)		**20.9**	11.2	(43.3)	(21.7)	(202.5)
Cumulative effect of change in accounting principle (b)		-	-	-	-	(52.0)
Net income (loss)	$	**121.5**	29.4	26.1	16.6	(256.6)
Financial Position						
Property and equipment, net	$	**914.0**	873.2	871.2	915.5	925.8
Total assets		**2,678.2**	2,548.6	2,459.9	2,423.2	2,478.7
Long-term debt, less current maturities		**181.6**	221.5	304.2	257.4	313.6
Shareholders' equity		**674.0**	495.6	381.2	476.1	475.8
Per Common Share						
Basic, net income (loss):						
Continuing operations	$	**1.84**	0.34	1.31	0.74	-
Discontinued operations (a)		**0.39**	0.21	(0.83)	(0.43)	(4.07)
Cumulative effect of change in accounting principle (b)		-	-	-	-	(1.04)
Total basic	$	**2.23**	0.55	0.48	0.31	(5.11)
Diluted, net income (loss):						
Continuing operations	$	**1.82**	0.34	1.30	0.73	(0.01)
Discontinued operations (a)		**0.38**	0.21	(0.82)	(0.42)	(4.07)
Cumulative effect of change in accounting principle (b)		-	-	-	-	(1.04)
Total diluted	$	**2.20**	0.55	0.48	0.31	(5.12)
Cash dividends	$	**0.10**	0.10	0.10	0.10	0.10
Weighted Average Common Shares Outstanding						
Basic		**54.6**	53.1	52.1	51.2	50.1
Diluted		**55.3**	53.2	52.4	51.4	50.1

(a) Income (loss) from discontinued operations reflects the operations and losses on disposal of the Company's former coal, natural gas, timber and gold operations. Some of the expenses recorded within discontinued operations through 2002 are continuing after the disposition of the coal business and are recorded within continuing operations in 2003 and 2004. The expenses that continue primarily consist of postretirement and other employee benefits associated with Company-sponsored plans and black lung obligations, and administrative and legal expenses to oversee residual assets and retained benefit obligations. See notes 4 and 6. In accordance with APB No. 30, the Company included these expenses within discontinued operations for periods prior to 2003. Beginning in 2003, expenses related to Company-sponsored pension and postretirement benefit obligations, black lung obligations and related administrative costs are recorded as a component of continuing operations. The amount of expenses related to postretirement and other employee benefits associated with the Company-sponsored plans and black lung obligations that were charged to discontinued operations were $2 million, $53 million, and $48 million for the years ended 2002, 2001, and 2000, respectively. Future adjustments to contingent liabilities will continue to be recorded within discontinued operations.

(b) The Company's results for 2000 include a noncash after-tax charge of $52.0 million, or $1.04 per diluted share, to reflect the cumulative effect of a change in accounting principle pursuant to guidance issued in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission in December 1999 and a related interpretation issued in October 2000.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

The Board of Directors, as elected by the shareholders, is divided into three classes, with the term of office of one of the three classes of directors expiring each year, and with each class being elected for a three-year term. Presently, there are eleven members of the Board of Directors, ten of whom are outside directors with broad experience in business, finance and public affairs.

Roger G. Ackerman[1, 3, 5]
Retired Chairman and Chief Executive Officer – Corning Incorporated (specialty glass, ceramics and communications)

Betty C. Alewine[1, 4, 6]
Retired President and Chief Executive Officer – COMSAT Corporation (provider of global satellite services and digital networking services and technology)

James R. Barker[1, 2, 3]
Chairman – The Interlake Steamship Co. (vessel owners and operators of self unloaders); Vice Chairman – Mormac Marine Group, Inc. (vessel owners of oil product carriers); and Vice Chairman – Moran Towing Corporation (tug and barge owners and operators)

Marc C. Breslawsky[1, 2, 5]
President and Chief Executive Officer – Imagistics International Inc. (direct sales, service and marketing of enterprise office imaging and document solutions)

John S. Brinzo [1,2,5]
Chairman, President and Chief Executive Officer – Cleveland – Cliffs Inc (supplier of iron ore products to the steel industry in North America, China and Europe)

James L. Broadhead[1, 3, 6]
Retired Chairman and Chief Executive Officer – FPL Group, Inc. (public utility holding company)

Michael T. Dan[1]
Chairman of the Board, President and Chief Executive Officer – The Brink's Company

Gerald Grinstein[1, 3, 4]
Chief Executive Officer – Delta Air Lines, Inc. (commercial airline); Principal – Madrona Investment Group LLC (private investment firm); Strategic Advisor – Madrona Venture Fund (Seattle-based venture fund)

Ronald M. Gross[1, 2, 4]
Chairman Emeritus, Former Chairman and Chief Executive Officer – Rayonier Inc. (a global supplier of specialty pulps, timber and wood products)

Carl S. Sloane[1, 2, 6]
Private Consultant and Ernest L. Arbuckle Professor of Business Administration, Emeritus, Harvard University, Graduate School of Business Administration

Ronald L. Turner[1, 4, 5]
Chairman, President and Chief Executive Officer – Ceridian Corporation (information services company engaged in providing outsourcing services to human resources, transportation and retail markets in the United States, Canada and Europe)

[1] *Executive Committee*
[2] *Audit and Ethics Committee*
[3] *Compensation and Benefits Committee*
[4] *Corporate Governance and Nominating Committee*
[5] *Finance Committee*
[6] *Pension Committee*

THE BRINK'S COMPANY EXECUTIVE OFFICERS

Michael T. Dan
Chairman of the Board, President and Chief Executive Officer

James B. Hartough
Vice President – Corporate Finance and Treasurer

Frank T. Lennon
Vice President – Human Resources and Administration

Austin F. Reed
Vice President, General Counsel and Secretary

Robert T. Ritter
Vice President and Chief Financial Officer

The Brink's Company

Corporate Headquarters

The Brink's Company
1801 Bayberry Court
P.O. Box 18100
Richmond, VA 23226-8100
Telephone: (804) 289-9600
Facsimile: (804) 289-9770
www.brinkscompany.com

Annual Meeting

The Annual Meeting of the shareholders of the company is scheduled to be held at 1p.m. (EDT) on May 6, 2005, at the InterContinental The Barclay New York, 111 East 48th Street, New York, New York 10017

Inquiries

Communications concerning stock transfer requirements, lost certificates, dividends or change of address should be addressed to the company's transfer agent, EquiServe Trust Company, N.A., at the address listed below, or by calling (800) 730-6001.

Inquiries from investors and members of the media should be directed to:
Scott Dudley
Director – Investor Relations
(804) 289-9708
sdudley@brinkscompany.com

Auditors

KPMG LLP
Richmond, VA

Common Stock Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
(800) 730-6001
www.equiserve.com

Investor Information

Copies of the 2004 Annual Report for the company; press releases announcing quarterly results; the 2004 Form 10-K, including the financial statements and the financial statement schedules thereto, filed with the Securities and Exchange Commission; and any other information filed with or furnished to the Securities and Exchange Commission, are available free of charge at www.brinkscompany.com, by calling toll free (877) 275-7488, or by writing to the Investor Relations Department at The Brink's Company Corporate Headquarters using the address provided. The company's Chief Executive Officer is required to make, and he has made, an annual certification to the New York Stock Exchange (NYSE) stating that he was not aware of any violation by the company of the corporate governance listing standards of the NYSE. The company's Chief Executive Officer made his annual certification to that effect to the NYSE as of April 14, 2004. In addition, the company has filed, as exhibits to its Annual Report on Form 10-K, the certifications of its principal executive officer and principal financial officer required under sections 906 and 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Securities and Exchange Commission regarding the quality of the company's public disclosure.

Environmental Policy

The Brink's Company is dedicated to compliance with environmental laws and sound environmental practices. The company has accordingly developed broad environmental principles to govern its diverse operations. The management of each business is required to adopt and adhere to policies consistent with these broad principles and to effectively address environmental concerns, including those of particular application to the activities of each business.

Management Objectives

- Recognize environmental management as a high company priority.
- Establish environmentally sound programs and practices for conducting operations, taking into particular consideration the efficient use of energy and the safe disposal of residual wastes.
- Educate, train and motivate employees to conduct their activities in an environmentally responsible manner.
- Contribute to the development of business and governmental programs that enhance environmental awareness and protection.

The Brink's Company and its Subsidiaries are Equal Opportunity Employers.


BRINK'S

The Brink's Company
1801 Bayberry Court
P.O. Box 18100
Richmond, VA 23226-8100

Telephone (804) 289-9600
Fax (804) 289-9770
www.brinkscompany.com